FRANCHISE DISCLOSURE DOCUMENT

EPIC Global Franchising, LLC
a Florida Limited Liability Company
620 South Miami Avenue
Miami, Florida 33130
Phone: (646) 450-2405
Email: franchise@epichybridtraining.com
www.epichybridtraining.com

®

As a franchisee, you will operate an EPIC Hybrid Training™ Facility Franchise. The franchise offered is for the establishment and operation of a fitness training center that provides total body training programs that help people of any fitness level tap into their inner athlete. Our proprietary system includes services and products such as strength training, interval training, mobility drills, product sales, and health supplements.

We offer 2 types of franchises: (1) a Single-Unit Franchise with one location, and (2) a Regional Area Development Agreement, with 3 or more locations.

The total investment necessary to begin operation of an EPIC Hybrid Training™ Facility ranges from $64,550 to $142,300 for a standard facility. This includes $19,900.00 for each EPIC Hybrid Training™ Facility that must be paid to the franchisor or its affiliate(s). This does not include the cost of buying the location for your facility.

If you buy Multiple Units, the development fee is equal to $9,950, multiplied by the number of EPIC Hybrid Training™ businesses you agree to develop, excluding the first. We will credit $9,950 against the initial franchise fee of $19,900 for each EPIC Hybrid Training™ business you open under the Regional Area Development Agreement, after the first. See Item 5, below, for further information concerning our Regional Area Development Agreement fee structure.

This Disclosure Document summarizes certain provisions of your franchise agreement and other information in plain English. Read this Disclosure Document and all accompanying agreements carefully. You must receive this Disclosure Document at least 14 calendar-days before you sign a binding agreement with, or make any payment to, the franchisor or an affiliate in connection with the proposed franchise sale. **Note, however, that no governmental agency has verified the information contained in this document.**

You may wish to receive your Disclosure Document in another format that is more convenient for you. To discuss the availability of disclosures in different formats, contact Alexander Nicholas, 620 South Miami Avenue, Miami, FL 33130, or (646) 450-2405, or by emailing franchise@epichybridtraining.com.

The terms of your contract will govern your franchise relationship. Don't rely on this Disclosure Document alone to understand your contract. Read all of your contract carefully. Show your contract and this Disclosure Document to an advisor, like a lawyer or an accountant.

Buying a franchise is a complex investment. The information in this Disclosure Document can help you make up your mind. More information on franchising, such as "A Consumer's Guide to Buying a Franchise," which can help you understand how to use this Disclosure Document, is available from the Federal Trade Commission. You can contact the FTC at 1-877-FTC-HELP or by writing to the FTC at 600 Pennsylvania Avenue, NW, Washington, D.C. 20580. You can also visit the FTC's home page at www.ftc.gov for additional information. Call your state agency or visit your public library for other sources of information on franchising.

There may also be laws on franchising in your state. Ask your state agencies about them.

Date of Issuance: March 25, 2017

STATE COVER PAGE

Your state may have a franchise law that requires a franchisor to register or file with a state franchise administrator before offering or selling in your state. REGISTRATION OF A FRANCHISE BY A STATE DOES NOT MEAN THAT THE STATE RECOMMENDS THE FRANCHISE OR HAS VERIFIED THE INFORMATION IN THE DISCLOSURE DOCUMENT.

Call the state franchise administrator listed in Exhibit A for information about the franchisor, or about franchising in your state.

MANY FRANCHISE AGREEMENTS DO NOT ALLOW YOU TO RENEW UNCONDITIONALLY AFTER THE INITIAL TERM EXPIRES. YOU MAY HAVE TO SIGN A NEW AGREEMENT WITH DIFFERENT TERMS AND CONDITIONS IN ORDER TO CONTINUE TO OPERATE YOUR BUSINESS. BEFORE YOU BUY, CONSIDER WHAT RIGHTS YOU HAVE TO RENEW YOUR FRANCHISE, IF ANY, AND WHAT TERMS YOU MIGHT HAVE TO ACCEPT IN ORDER TO RENEW.

Please consider the following Risk Factors before you buy this franchise:

1. THE FRANCHISE AGREEMENT AND DEVELOPMENT AGREEMENT REQUIRE THAT MOST DISPUTES BE SUBMITTED TO ARBITRATION IN MIAMI-DADE COUNTY, FLORIDA. OUT OF STATE ARBITRATION MAY FORCE YOU TO ACCEPT A LESS FAVORABLE RESOLUTION FOR DISPUTES. IT MAY ALSO COST YOU MORE TO ARBITRATE WITH US IN FLORIDA THAN IN YOUR HOME STATE.

2. THE FRANCHISE AGREEMENT AND DEVELOPMENT AGREEMENT STATE THAT FLORIDA LAW GOVERNS THE AGREEMENT, AND FLORIDA LAW MAY NOT PROVIDE THE SAME PROTECTIONS AND BENEFITS AS YOUR STATE'S LAW. YOU MAY WANT TO COMPARE THESE LAWS.

3. IF YOU ARE IN A CORPORATION, LIMITED LIABILITY COMPANY, OR PARTNERSHIP, YOUR OWNERS MUST PERSONALLY GUARANTY YOUR OBLIGATIONS UNDER THE FRANCHISE AGREEMENT AND AGREE TO BE BOUND PERSONALLY BY THE CONTRACTUAL PROVISIONS, INCLUDING THE CONVENIENT NOT TO COMPETE.

4. THERE MAY BE OTHER RISKS CONCERNING THIS FRANCHISE.

We may use the services of one or more franchise business brokers or referral sources to assist us in selling our franchise. A franchise broker or referral source represents us, not you. We pay these persons a fee for selling our franchise or referring you to us. You should be sure to do your own investigation of the franchise.

The Effective Date for this Franchise Disclosure Document for your state is listed on the next page.

STATE EFFECTIVE DATES

The states listed below may require registration or filing of this Disclosure Document. If this offering is registered in any of these states, the effective date of the registration may differ from the date of issuance of this Disclosure Document as stated below. Some of these states may require different or additional disclosures or revisions to the agreement. The effective date of this Disclosure Document for any state that is not included in this list is as shown on the cover of this Disclosure Document. (See the State Addenda to this Disclosure Document for certain states.)

California	Effective Date: ____________________
Connecticut	Effective Date: ____________________
Florida	Effective Date: ____________________
Hawaii	Effective Date: ____________________
Illinois	Effective Date: ____________________
Indiana	Effective Date: ____________________
Kentucky	Effective Date: ____________________
Maine	Effective Date: ____________________
Maryland	Effective Date: ____________________
Michigan	Effective Date: ____________________
Minnesota	Effective Date: ____________________
Nebraska	Effective Date: ____________________
New York	Effective Date: ____________________
North Carolina	Effective Date: ____________________
North Dakota	Effective Date: ____________________
Rhode Island	Effective Date: ____________________
South Carolina	Effective Date: ____________________
South Dakota	Effective Date: ____________________
Texas	Effective Date: ____________________
Utah	Effective Date: ____________________
Virginia	Effective Date: ____________________
Washington	Effective Date: ____________________
Wisconsin	Effective Date: ____________________

TABLE OF CONTENTS

ITEM **PAGE**

EXHIBITS

ITEM 1. THE FRANCHISOR, AND ANY PARENTS, PREDECESSORS AND AFFILIATES

To simplify the language in this Disclosure Document, the words "we," "our," "us," "Franchisor," "the Franchise," or "EPIC Hybrid Training™ Facility" refer to EPIC Global Franchising, LLC, the franchisor of this business. "You,""your," and "Franchisee" refer to the person who buys the franchise, whether you are a corporation, Limited Liability Company, partnership, sole proprietorship or other business entity. If you are a corporation, Limited Liability Company, partnership, sole proprietorship or other business entity, certain provisions of this disclosure also apply to your owners and will be noted.

The Franchisor

We were incorporated as a limited liability company in Florida in August 2015 to offer EPIC Hybrid Training™ Facility franchises. We do not operate a business of the type being franchised, however, our affiliate Epic Fight, LLC, operates a business of the type being franchised. Our principal business address is 620 South Miami Avenue, Miami, Florida 33130. We do business under our corporate name and the trademark EPIC Hybrid Training™. The Franchise uses this mark (the "Mark") as described in Item 13.

We franchise the right to operate a business providing a unique and distinctive proprietary array of standards, methods, procedures and specifications called our system for the establishment, development and operation of a membership-based EPIC Hybrid Training™ Facility or Facilities. EPIC Hybrid Training™ Facilities offer effective total body workouts and other programs taught by personal trainers and/or coaches using customized total body training programs. The distinguishing characteristics of the System include, without limitation: interior design and color scheme; equipment; uniform standards; specifications and procedures for the unique fitness, group exercise and total body workouts; specifications and procedures for operations; uniformity of services and products offered; procedures for inventory management and financial controls; training assistance; and advertising and marketing programs. Each of these aspects may be changed, improved and further developed by Franchisor. The standard size EPIC Hybrid Training ™ facility is usually located in or near retail shopping areas, close to neighborhood areas, and/or other locations convenient to where our clients shop, work and live. Exact location size will vary based on location available. We recommended that the franchisee use an office within their EPIC Hybrid Training™ facility as their base of operations. The Franchisor offers franchises in Single-Unit or Multi-Unit Packages at this time.

We currently do not operate any Franchisor-owned EPIC Hybrid Training™ facilities, and reserve the right to open and operate facilities. We are not involved in any other business activities.

Our Parents, Predecessors and Affiliates

We have no Parents or Predecessors. Our Affiliate, EPIC 38 LLC, operates two locations of the type being franchised: 1) 226 East 54th Street New York, NY, 10022; and 2) 38 West 38th Street, New York, NY, 10018.

We have no other business activities and have not offered franchises in other lines of business. Our affiliate has not offered franchises in any line of business.

Description of the Franchise

The franchise offered is for the right to establish and operate an EPIC Hybrid Training™ Facility offering physical fitness and exercise service, namely, total body workout instruction; and selling related products such as clothing, accessories and health supplements.

Franchisee will sell memberships to its customers who sign membership agreements and pay monthly membership fees. Membership provides the members with physical fitness and exercise service, namely, total body workout instruction and training. Per class trainings without a membership are also offered.

The facilities are typically open seven days a week and facility hours may vary. The "System" includes distinctive interior design, exterior signage, decor and color schemes, uniform standards for operation, specialized training classes, management assistance, initial and ongoing training and support, and advertising and promotional programs. We may change any of these System components and further develop, in our sole discretion.

General Description of the Market and Competition

An EPIC Hybrid Training™ Facility franchise provides membership-based total body workout facilities for use by the general public. You may have to compete with other businesses, including franchised operations, national chains and independently owned companies operating gym and workout facilities to customers. Total body training continues to be one of the most solid fitness growth modalities in the fitness industry.

You may also encounter competition from other gyms or training Facility franchises. Changes in local and national economic conditions and population density affect this industry and are generally difficult to predict. You will face other business risks that could have an adverse effect on your business, including pricing policies of competitors, changes to laws or regulations, changes in supply and demand, new technologies, and competition that provides related products.

Regulations Specific to the Industry

Most states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of your business. In addition to laws governing businesses generally such as the Americans With Disabilities Act, Federal Wage and Hour Laws, and the Occupation, Health and Safety Act, you should consider that certain aspects of the fitness industry are highly regulated by local, state and federal laws and regulations that apply to the ownership and operation of a workout and training facility, including specific contractual prohibitions, health, sanitation and employment laws and regulations governing fitness clubs. There are also state and local departments of health and other agencies with laws and regulations concerning fitness and health clubs. State laws and regulations may regulate the language of the Membership Agreement, require registration with the state, and/or require the filing of a corporate surety bond or letter of credit. You must investigate and comply with all applicable laws and regulations. While we may give you general advice based on our past experience, you alone are responsible for complying with all applicable laws and regulations.

Agents for Service of Process

Alexander Nicholas, 630 South Miami Avenue, Miami, Florida 33130 (305) 942-8821, is our Registered Agent for service of process. Any and all other agents for service of process are listed on Exhibit A to this Disclosure Document.

ITEM 2. BUSINESS EXPERIENCE

Alexander Nicholas – President and CEO

Alexander Nicholas has held the position as President and CEO of EPIC Global Franchising, LLC, in Miami, Florida since its inception in August, 2015. From June, 2008 to present, Mr. Nicholas has held the position of CEO and President of JV Successors in New York, NY. He has also held the position of CEO and President of EPIC Fight, LLC, in New York, NY, from December 2011 to present.

Paul Buijs—Franchise Coordinator

Paul Buijs has held the position of Franchise Coordinator for EPIC Global Franchising, LLC, in Miami, Florida since November, 2016. Mr. Buijs created the company Mud & Adventure in January of 2012 which was sold to

Mud Run Guide in August of 2015. He is also the creator of FitEvents.com,

ITEM 3. LITIGATION

No litigation is required to be disclosed in this Item. See also Item G to this Disclosure Document for state specific addenda with respect to this Item.

ITEM 4. BANKRUPTCY

No bankruptcy is required to be disclosed by this Item.

ITEM 5. INITIAL FEES

Initial Franchise Fee for Individual Units

You must pay us an initial franchise fee in a lump sum when you sign the franchise agreement. Our standard initial franchise fee is $19,900 for each EPIC Hybrid Training™ Facility purchased, which must be paid to us at the time you sign your Franchise Agreement. This amount includes the right to use the EPIC Hybrid Training trademark and our Training in the operations of your EPIC Hybrid Training™ Facility Business.

Initial Franchise Fee for a Regional Area Development Agreement

If you enter into a Regional Area Development Agreement, upon signing the Regional Area Development Agreement, you must simultaneously sign a Franchise Agreement for your first Franchised Business. You must pay to us a Development Fee equal to $9,950 multiplied by the total number of Franchised Businesses you agree to develop after the first one under the Multi-Unit Development Agreement. The number of Franchised Businesses you must open will be determined before you sign the Regional Area Development Agreement.

For example, if you sign a Regional Area Development Agreement to open 5 Franchised Businesses, you will sign a Franchise Agreement and pay a franchise fee of $19,900 for the first franchise and you will pay a Development Fee of $39,800, or $9,950 for each of the 4 additional Franchised Businesses you will open. Each time you sign a Franchise Agreement for one of the additional Franchised Businesses, you must pay us the franchise fee of $19,900 for that franchise. We will credit $9,950 of the Development Fee against each of the franchise fees after the initial one, so the amount owed upon signing each additional Franchise Agreement will be $9,950.

The Development Fee is calculated uniformly for all Developers, but the amount of the actual fee will vary based on the number of Franchised Businesses you agree to develop. The Development Fee is not refundable under any circumstances, but it is credited against additional franchise fees as described above.

If you and we cannot agree on a location for your Facility within 60 days after the date of your franchise agreement, either you or we can terminate the franchise agreement. Additionally, if for any reason, you fail to lease or purchase your Facility Premises within 90 days after the Agreement Date, we may terminate the Franchise Agreement. In either situation we will refund the initial franchise fee less our cost and expenses related to processing your application, franchise sales commission, evaluating proposed locations for your Facility and assisting in developing your Business. The minimum fee for our costs and expenses shall be $15,000. If you do not open your Facility within 180 days from your franchise Agreement Date, and we have not extended the time to open it because of certain circumstances beyond your control, such as an act of God; then if we terminate your Franchise Agreement, we will not refund any of your initial franchise fee.

Initial Training Fees

We provide, at no additional charge, an initial training program before you begin operations (up to 4 people included) as part of your franchise fee, and ongoing training programs during the term of the franchise. We also offer training to the coaches (the people that provide the training at your facility). Each coach is required to attend training. The training for up to 5 coaches is included in your franchise fee. Additional training is provided at a cost ranging from $199.00 to $299.00 per person. This training takes between 8 to 12 hours and is provided at Franchisor's location or the location of one of our affiliates.

You must pay for all of your trainees' travel, meal and lodging expenses. Alternatively, we can in our discretion provide training at Franchisee's facility at a rate of $300.00 a day per trainer. In addition, you must pay for all of our trainers' travel, meal and lodging expenses incurred traveling to your franchise location.

We may charge Continuing Education Fees for supplemental, special, technical or advanced training, in amount to be determined but commeasurable with our then current training fees that we may establish from time to time. (See Item 11 for more information on training).

Except for the circumstance described in this Item 5, we do not refund any initial fee.

ITEM 6. OTHER FEES

Type of Fee	Amount	Due Date	Remarks
Royalty Fee[1]	6% of Gross Revenue per month	Payable monthly on the 5th day for the preceding month by Electronic Funds Transfer.	You pay your royalty directly to us by Electronic Funds Transfer.
Marketing Fund Contribution	0% currently but not to exceed 2% of Gross Sales when established	Payable monthly on the 5th day for the preceding month by Electronic Funds Transfer.	You pay your marketing fund contribution to us. We will give you a minimum of 60 days' notice before increasing required contributions. See definition of Gross Sales[8].
Local Advertising	The greater of $500.00 or 1.5% of gross sales per month.	Paid Monthly	You pay directly to Third Party advertising service providers.
Manual Replacement Fee	$250	Upon invoice	If you lose your copy of the Manual or it needs to be replaced for any reason.
Ongoing Mind Body Online Software License and Maintenance Fee[2]	$150 - $199	Payable monthly as specified by our vendor. A minimum of one License is required	You pay directly to Third Party provider for the integrated membership software, designed for use in the operations of the franchised business.
Music Service	$10.00 - $25.00	Monthly	To third party vendor

Subscription Ongoing Social Media and Digital Advertising by SWETI	$199-$299	Monthly	You pay directly to Third Party advertising service provider, SWETI.
Coach Training	Included		For up to 5 coaches one time is included in your Franchise Fee
Audit Expenses[3]	All costs and expenses associated with audit.	Upon demand	Audit costs payable only if the audit shows you have underreported amounts you owe us by 3% or more.
Late Fees[4]	1.5% per month or the highest rate allowed by the state where you are located, whichever is lower	Upon demand	Applies to all overdue fees you owe us. Also applies to any understatement in amounts due revealed by an audit.
Approval of Products or Suppliers[5]	Reasonable costs of evaluation. Approximately $500 - $1,000	Time of evaluation	Applies to our evaluation of new suppliers you wish to purchase from or products you wish to purchase that are not provided to you by us.
Insurance Policies	Amount of unpaid premiums plus our reasonable expenses in obtaining the policies.	Upon demand	Payable to us only if you fail to maintain required insurance coverage and we elect to obtain coverage for you.
Transfer Fee	Greater of 10% of sale price or $4,000, when you transfer either the Franchise Agreement or Area Development Agreement	At the time of transfer	Payable to us at time of transfer. Does not apply to an assignment under Section 18.3 of the Franchise Agreement.
Renewal Fee	$500	At time of Renewal- 10 Years from signing	Payable to us at time of renewal.
Relocation Assistance	Costs of providing relocation assistance	Time of assistance	If you need our assistance to relocate, you must reimburse our reasonable costs to assist you.
Convention Fee	Not to exceed $750 per attendee	Upon Invoice	You must attend our annual Franchisee Convention at your cost and expense.

Substitute or New Manager Training/ Additional Training, including additional Training[6]	Currently, $250 per day, plus our out of pocket expenses including travel, lodging and meals.	At time of training	We provide an initial training program for up to 4 people included in your franchise fee before you begin operations and ongoing training programs during the term of the franchise. We also offer the Coach training for up to 5 instructors included in your franchise fee. If you have to repeat our training programs, or we require additional training is provided at a cost ranging from $199.00 to $299.00 per person. You must pay for all of your trainees' travel, meal and lodging expenses. Alternatively, we can in our discretion provide training at Franchisee's facility at a rate of $300.00 a day per trainer. In addition, you must pay for all of our trainers' travel, meal and lodging expenses incurred traveling to your franchise location. We also offer additional training as needed for an the additional fee.
Additional Operations Assistance	Currently, $250 per day plus our reasonable expenses.	Time of assistance	We provide assistance around the beginning of operations and during the term of the franchise that is included in your initial franchise fee. If you request additional assistance, beyond that which is included herein, you may be charged a fee, currently set at $250 per day plus our expenses if we need to travel to accommodate your request.
Temporary Management Assistance	Currently, $400 per day, plus our out of pocket expenses including travel, lodging and meals.	Each month that it applies	If you breach the Franchise Agreement or following the death or incapacity of an owner of the franchise, we may, at our option, temporarily manage your franchised Facility at a cost of $400 per day, plus our out of pocket expenses including travel, lodging and meals.
Cost of Enforcement	All costs including reasonable attorneys' fees	Upon demand	You must reimburse us for all costs in enforcing obligations if we prevail.
Indemnification	All costs including attorneys' fees	Upon demand	You must defend lawsuits at your cost and hold us harmless against lawsuits arising from your operation of your franchised Facility. We also provide indemnification to you for any lawsuits or claims arising from your authorized use of the Marks.

We may require that all fees payable to us be paid through an electronic depository transfer account. All of the fees noted above are uniform. No other fees or payments are to be paid to us or our affiliates, nor do we impose or collect any other fees or payments for any other third party. All fees are generally non-refundable.

NOTES

[1] "Revenues" means any and all sales generated from selling products and/or services through your EPIC Hybrid Training™ facility. This would include but not be limited to: monthly membership fees, trainer fees, class fees, facility usage fees, special or promotional event fees, retail merchandise sale. Revenues do not include sales tax. "Retail Merchandise" shall include but not be limited to; t-shirts, stickers, gloves, bags, drinks, supplements, videos, books, clothing, and other approved consumables or products sold through the Facility.

[2] A minimum of one POS software license is required for each facility with a qualified third party vendor. The monthly service fee is by agreement between you and the third party vender and may be subject to increase for each additional License that is beyond our control.

[3] We assume costs vary depending on factors, including prevailing auditor's rates in your area, the business activity being audited, and how well you keep your books and records. You pay our actual costs only. You should be able to investigate these costs by contacting auditors in your area.

[4] Late fees begin from the date payment was due, but not received, or date of underpayment.

[5] Costs vary depending on availability of services and products, shipping costs, travel costs, and other similar factors. You pay our actual costs only.

[6] We provide training programs for up to 4 individuals you select to be the designated manager of the franchise. We also provide the training for up to 5 of your coaches. Your designated manager's attendance is required. If you replace your designated manager and your manager changes are excessive or due to poor hiring practices, we will charge you an additional fee.

Franchisee must only hire Coaches that are certified and EPIC Hybrid trained. If certified coaches hired are not trained under the EPIC Hybrid Training requirements, the coach will have 6 months to participate in an EPIC Hybrid Training course. Training courses are conducted in multiple sites and range from $199 to $299 per person. You are responsible for the travel expense related to the training courses.

[7] Each fee is imposed by, payable to, and collected by the Franchisor unless otherwise indicated.

[8] Gross sales consist of the franchisee's gross revenue from all aspects of the franchised business, including but not limited to sales from membership, training, and products.

[9] See Item 16 for maximum expense for required changes to produces and/or services.

ITEM 7. ESTIMATED INITIAL INVESTMENT

YOUR ESTIMATED INITIAL INVESTMENT

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment Is To Be Made
Initial Franchise Fee[1]	$19,900	Lump Sum	At Signing of Franchise Agreement	Us
Real Estate/Rent and deposit[2]	$3,500 to $16,000	As Arranged	Monthly As Arranged	Lessor
Utility Deposits[3]	$0 - $1,000	As Arranged	Before Beginning Operations	Utilities
Leasehold Improvements[4]	$3,500 – $18,000	As Arranged	Before Beginning Operations	Contractor, Suppliers
Insurance (3 month premium)[5]	$250 - $1,200	As Arranged	Before Beginning Operations	Insurance Company
Furniture, Fitness Equipment & Retail Fixtures[6]	$16,500 - $45,000	As Arranged	Before Beginning Operations	Contractor, Suppliers
Training Travel Expenses[7]	$750 - $1,500	As Arranged	During Training	Airlines, Hotels & Restaurants

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment Is To Be Made
EPIC Apparel Package[8]	$3000-$5000	As arranged	Before Beginning Operations	
Computer Hardware and Software[9]	$1,500 - $2,200	As Arranged	Before Beginning Operations	Approved Suppliers, Suppliers
Signage[10]	$500 - $3,000	As Arranged	Before Beginning Operations	Approved Suppliers
Grand Opening[11]	$1,000 - $5,000	As Arranged	Before Beginning Operations	Advertising Suppliers
Licenses & Permits[12]	$250 - $500	As Arranged	Before Beginning Operations	Licensing Authorities
Legal & Accounting[13]	$500 – $1,500	As Arranged	Before Beginning Operations	Attorney, Accountant
Architectural Fees[14]	$1,000 - $2,500	As Arranged	Before Beginning Operations	Architect
Additional Funds[15] (3 months)	$12,500 - $20,000	As Arranged	As Necessary	Employees, Utilities, Lessor & Suppliers
TOTAL[16]	$64,650 - $142,300			

NOTES

[1] Franchise Fee. The initial franchise fee is $19,900 for each Facility. For information about fees associated with multiple Facilities under a Regional Area Development Agreement, see Item 5 above. We currently do not have a set uniformed financing option but we reserve the right to offer financing, which may vary in terms based on different influencing factors such as a franchisees' experience, knowledge and Facility location.

[2] Real Estate/Rent. You must lease or otherwise provide a suitable facility for the operation of the franchised business. Typically, the facilities will range in size from 1,000 to 3,000 sq. ft. for a standard EPIC Hybrid Training™ facility franchise. There is an option to build a larger facility greater than the specified square feet, which will need special review and approval from the Franchisor. It is difficult to estimate lease acquisition costs because of the wide variation in these costs between various locations. Lease costs will vary based upon location, square footage, cost per square foot and required maintenance fees. The estimate is based on an assumption that you will have to pay a security deposit equal to one month's rent and is based on leasing a facility. The estimated range of costs in this category only includes your costs to enter into a lease agreement for the facility. Estimated rental costs for three months are included with the category, "Additional Funds," (see Note 16 below). You may be successful in negotiating little to no rent for the first three months of your leases with your landlord. We do not estimate the costs associated with the acquisition of real estate if you decide to purchase property.

[3] Utility Deposits. If you are a new customer of your local utilities, you will generally have to pay deposits to obtain services, including electric, telephone, gas and water. The amount of the deposit and whether the deposit is refundable will vary depending on the local utilities. You should contact your local utilities for more information.

[4] Leasehold Improvements. To adapt a newly acquired facility for operation of the franchised business, it may require some renovation. The cost of the leasehold improvements will vary depending on factors, including the size, condition and location of the facility, local wage rates and the cost of materials. The low estimate assumes that your landlord will provide a partial build-out allowance. The amounts you pay for leasehold improvements are typically non-refundable. You should inquire about the refund policy of the contractor at or before the time of hiring.

[5] Insurance. You must purchase the insurance listed in ITEM 8 below.

Factors that may affect your cost of insurance include the size and location of the EPIC Hybrid Training™ business, value of the leasehold improvements, equipment, inventory, number of employees and other factors. The amounts you pay for insurance are typically non-refundable. You should inquire about the cancellation and refund policy of the insurance carrier or agent at or before the time of purchase.

[6] Furniture & Retail Fixtures. You must purchase or lease and install furniture and retail fixtures necessary to showcase merchandise within your EPIC Hybrid Training™ facility. These fixtures may include slot wall display boards and retail kiosk displays. You can purchase these displays from our approved supplier or you may have them built by a local vendor of your choosing, with the written approval of Franchisor of the design. The cost of the furniture and fixtures will vary according to the size of the facility, quantity and other design related factors. Factors determining whether the furniture and fixtures are refundable typically include the condition of the items, level of use, length of time of possession and other variables. You should inquire about the return and refund policy of the suppliers at or before the time of purchasing or leasing.

Exercise Equipment

These amounts include, but are not limited to, specialized monkey bars, free-weights, jump ropes and floor mats (the "Exercise Equipment"). We will assist you in determining the amount of Exercise Equipment that you will need to purchase. The lower figure assumes that you are purchasing the minimum amount of exercise equipment required for a smaller space, and the higher figure assumes that you are purchasing multiple exercise equipment for a larger space. Figures do not include installation, delivery charges, shipping and/or labor costs, which will vary by location.

[7] Training. The cost of initial training is included in the franchise fee, but you are responsible for transportation and expenses for meals and lodging while attending training. The total cost will vary depending on the number of people attending, how far you travel and the type of accommodations you choose. These expenses are typically non-refundable. Before making airline ticket, hotel, rental car or other reservations, you should inquire about the refund policy in the event you need to cancel any reservation. See ITEM 11 below for additional information on training.

[8] Epic Apparel Inventory. You must have sufficient retail inventory at your facility. Retail inventory shall include but not be limited to; apparel, bags, drinks, supplements, videos, books, clothing, and other approved consumables or products sold through the Facility.

[9] Mind Body Online POS Software. You must purchase and/or lease, at a minimum, one specifically designed PC computer with a touch screen, barcode scanner and printer for your EPIC Hybrid Training™ facility. You are also required to purchase three tablet computers. You are required to maintain high speed internet connectivity to this computer at all time during normal operating hours. A specialized Software License is required for daily facility operations.

[10] Signage. This range includes the cost of exterior and interior signage used in the EPIC Hybrid Training™ facility. The signage requirements and costs will vary based upon the size and location of the EPIC Hybrid Training™ facility, local zoning requirements, landlord requirements and local wage rates for installation. The amount you pay for signage are typically non-refundable. You should inquire about the return and refund policy of the suppliers at or before the time of purchase.

[11] Grand Opening. You must spend a minimum amount of $1,000 to $3,000 on grand opening advertising along with a $3000-$5000 apparel package before beginning operations. Franchisor will provide grand opening collateral and direct mail and marketing materials required for presale and grand opening advertising. You may choose to spend more than the minimum amount we specify. If you choose to spend more, the factors that may affect the actual amount you spend include the type of media used, the size of the area you advertise to, local media cost, location of the EPIC Hybrid Training™ facility time of year and customer demographics in the surrounding area.

[12] Licenses & Permits. State and local government agencies typically charge fees for occupancy permits, operating licenses and construction permits. Your actual costs may vary from the estimates based on the requirements of state and local government agencies.

[13] Legal & Accounting. You will need to employ an attorney, an accountant and other consultants to assist you in establishing your EPIC Hybrid Training™ facility business. These fees will vary by location depending on the prevailing rates of local attorneys, accountants and consultants. These fees are typically non-refundable. You should inquire about their fees at or before the time of hiring.

[14] Architectural Fees. The architect will provide architectural services relating to the building.

[15] Additional Funds. We recommend that you have additional money available to cover operating expenses, including rent, utilities, and employees' salaries for a minimum of the first 3-6 months the EPIC Hybrid Training™ facility business is open. We cannot guarantee that this recommendation will be sufficient. Additional working capital may be required if sales are low or operating costs are high.

[16] Total. In compiling this chart, we relied on industry knowledge and experience. The amounts shown are estimates only and may vary for many reasons, including the size and condition of your facility, the capabilities of your management team, where you locate your EPIC Hybrid Training™ facility, and your business experience and acumen. You should review these estimates carefully with an accountant or other business advisor before making any decision to buy a franchise. These figures are estimates only and we cannot guarantee that you will not have additional expenses in starting your business.

We do not offer financing directly for any part of the initial investment. The availability and terms of financing depend on many factors, including the availability of financing generally, your credit worthiness, and the collateral and the lending policies of financial institutions from which you request a loan.

ITEM 8. RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES

Required Purchases

In order to maintain uniformity and insure high standards of quality and service offered by your Facility, we issue standards and specifications to you in the Confidential Operations Manual(s) and otherwise, including, without limitation, in writing and by e-mail. You must operate your EPIC Hybrid Training™ Facility in strict conformity with our standards and specifications. You must maintain in sufficient supply and use and sell only approved products and services and other goods that meet our standards and specifications, which may include products specified by us by name brand. As part of our specifications, we may designate or approve only certain suppliers for your purchases. We are in the process of contracting

We may communicate our standards and specifications directly to suppliers who wish to supply you with furniture, fixtures, equipment and signage under specifications. We may communicate our standards and specifications to you when we evaluate your proposed location for the EPIC Hybrid Training™ facility business, during training, before you conduct your grand opening advertising, during on-site opening assistance, during periodic visits to your franchise location and through the Confidential Operations Manual(s) (including periodic bulletins). We will periodically issue new standards and specifications (as needed) through written notices. None of our Officers hold an interest in any of our suppliers.

Required and Approved Suppliers

We have the right to limit the suppliers from whom you purchase products and services from for your EPIC Hybrid Training™ Facility. Suppliers may be limited to us, or to our affiliates or to other specified exclusive sources, as we may determine in our sole and absolute discretion. You must buy your equipment, products and services that you use in the franchised business from us or one of our approved suppliers. The complete list of all approved suppliers is given to you in the manual and at the training. To maintain the high quality and uniformity of the Brand, System and Products, and to enhance the Franchise business image, EPIC Hybrid Training™ has established standards and specifications for exercise routines, products, services, furniture and fixtures. Franchisor does not make any expressed or implied warranty on such products. Any products or services provided to the Franchisee by the Franchisor or an Approved Supplier may be sold at prices that exceed Franchisor's costs, however none have been established at this time, once the proposed selling price is approved by Franchisor. Any modifications of standards, specifications and approved supplies or vendors are provided to franchisees by way of amendments to the Confidential Operational Manual(s) or otherwise in writing.

In addition, you are required to purchase and maintain throughout the operation of your EPIC Hybrid Training™ Facility an inventory of designated merchandising apparel, or equipment bearing specific licensed Marks. The list have designated merchandising apparel, or equipment bearing specific licensed Marks has not been established at this time.

We have negotiated agreements with our approved suppliers who, in some cases, have agreed to sell their products directly to you. We provide certain administrative, marketing, technical, advisory services and data to these suppliers for which we may receive merchandising allowances or rebate of between 0% - 20% on some of the products you purchase. We reserve the right to use all amounts received by us or our affiliates without restriction for any purpose. Except as discussed above, we do not provide other material benefits to you based on your use of our designated or suggested suppliers.

As of the issuance date of this document we have received $0 from our approved suppliers based on purchases from franchisee.

Approval Criteria for Non-Approved Goods & Services

If you would like to use any goods or services in establishing and operating the EPIC Hybrid Training™ Facility business that we have not approved, you must first send us sufficient information, specifications and samples for us to determine whether the goods or services comply with our standards and specifications or the supplier meets our approved supplier criteria. You may be required to pay our expenses to evaluate the goods, services or suppliers. We will decide within a reasonable time (usually 15 days) after receiving the required information whether you may purchase or lease the goods or services or from the supplier. Our criteria for approving or revoking approval of suppliers includes: the supplier's ability to provide sufficient quantity of goods; quality of goods or services at competitive prices; a letter of indemnification or certificate of insurance; production and delivery capability; and dependability and general reputation and/or a supplier's willingness to pay us or our affiliate for the right to do business with our system.

Periodically, we may review our approval of any goods, services or suppliers. We will notify you in writing if we revoke our approval of any goods, services or suppliers, and you must immediately stop purchasing disapproved goods or services, or must immediately stop purchasing from a disapproved supplier. Additionally, whenever reasonably possible, we negotiate pricing arrangements, including volume discounts, on behalf of our franchisees with certain suppliers. Volume discounts may not be available to franchises located in outlying markets that a particular supplier does not serve in significant volume.

Percentage of Your Costs Due to our Standards & Specifications

We estimate that approximately 30% of your expenditures for leases and purchases in establishing your EPIC Hybrid Training™ Facility business will be for goods and services that must be purchased from us, our affiliates or an approved supplier or according to our standards and specifications. We estimate that approximately 5% of your overall expenditures on an ongoing basis will be for goods and services that must be purchased from either us, our affiliates, an approved supplier or according to our standards and specifications.

Insurance

You must obtain and maintain, at your own expense, the insurance coverage that we periodically require and satisfy other insurance-related obligations. You currently must have General Liability Insurance, which can include bodily injury liability (for injuries to other people in connection with your business), property damage (for damage to the property of others), personal injury liability (for wrongful entry, libel, slander, false arrest), advertising liability (for publishing inaccurate information resulting in slander or libel, violation of privacy, wrongful copying and infringement), legal defense, product liability, products/completed operations, and contracts. Coverage may vary depending on space, size or location, of your business. You should establish requirements with landlord or property owner the required minimums for your location, any coverage required by law, or by your lease. Premiums depend on the insurance carrier's charges, terms of payment, and your history. All insurance policies must name us as an additional insured party.

General Liability Insurance	$1,000,000	Per Occurrence
	$5,000,000	In the Aggregate
Business Property Insurance	$300,000	Per Occurrence
Workmen's Compensation	As required by law	Per Employee
Professional Liability	$1,000,000	
Legal Liability to Participants	$1,000,000	
Products-Comp/OP AGG	$1,000,000	
Commercial Automobile Insurance, including liability. (If automobile is owned, non-owned, rented, scheduled or hired by the business).	$1,000,000	Per Accident
	$1,000,000	General Liability per Occurrence
Optional: Power Outage, Umbrella Excess Liability, Group Insurance for Employees,	See Operations Manual	See Operations Manual

ITEM 9. FRANCHISEE'S OBLIGATIONS

This table lists your principal obligations under the franchise and other agreements. It will help you find more detailed information about your obligations in these agreements and in other items of this Disclosure Document.

Obligation		Agreement	Disclosure Document ITEM
a.	Site selection and acquisition/lease	Section 5 of the Franchise Agreement No provision in Regional Area	ITEMS 11 and 12

Obligation		Agreement	Disclosure Document ITEM
		Development Agreement	
b.	Pre-opening purchases/leases	Sections 5, 12 and 15 Section 2 of Area Development Agreement	ITEMS 7 and 8
c.	Site development and other pre-opening requirements	Sections 5 and 8 No provision in Area Development Agreement	ITEMS 7, 8 and 11
d.	Initial and ongoing training	Section 8 No provision in Area Development Agreement	ITEMS 6, 7 and 11
e.	Opening	Sections 5 and 8 Section 2 of Area Development Agreement	ITEM 11
f.	Fees	Sections 3, 5, 8, 10, 11, 13, 15, 18 and 22 Section 6 of Area Development Agreement	ITEMS 5, 6 and 7
g.	Compliance with standards and policies/Confidential Operations Manual(s)	Sections 6, 7, 9, 10 and 13 No provision in Area Development Agreement	ITEMS 8, 14 and 16
h.	Trademarks and proprietary information	Sections 6, 7 and 9 Section 1 of Area Development Agreement	ITEMS 13 and 14
i.	Restrictions on products/services offered	Sections 5, 6 and 13 No provision in Area Development Agreement	ITEMS 8 and 16
j.	Warranty and customer service requirements	Section 13 No provision in Area Development Agreement	ITEM 16
k.	Territorial development and sales quotas	Section 13 No provision in Area Development Agreement	ITEM 12
l.	Ongoing product/service purchases	Section 13 No provision in Area Development Agreement	ITEMS 8, 11 and 16
m.	Maintenance, appearance and remodeling requirements	Sections 5, 10 and 13 No provision in Area Development Agreement	ITEM 6
n.	Insurance	Section 15 No provision in Area Development Agreement	ITEMS 6, 7 and 8
o.	Advertising	Section 11 No provision in Area Development Agreement	ITEMS 6, 7 and 11

Obligation		Agreement	Disclosure Document ITEM
p.	Indemnification	Section 6 and 21 No provision in Area Development Agreement	ITEM 6
q.	Owner's participation/management/ staffing	Section 13 No provision in Area Development Agreement	ITEM 15
r.	Records and reports	Section 12 No provision in Area Development Agreement	ITEM 11
s.	Inspections and audits	Sections 6 and 12	ITEMS 6, 11 and 13
t.	Transfer	Section 18 and Exhibits 1 and 5 Section 9.01, 9.02 of Area Development Agreement	ITEMS 6 and 17
u.	Renewal	Section 4 and Exhibits 1 and 5 No provision in Area Development Agreement	ITEM 17
v.	Post-termination obligations	Section 17 and Exhibits 2 and 5 No provision in Area Development Agreement	ITEM 17
w.	Non-competition covenants	Sections 7 and 17 and Exhibits 2 and 5 No provision in Area Development Agreement	ITEM 17
x.	Dispute resolution	Section 23 and Exhibit 5 Section 10.01 of Area Development Agreement	ITEM 17

ITEM 10. FINANCING

We do not offer direct financing. We may establish leasing and financing options through third party vendors. We do not know whether you will be able to obtain financing for any or all of your investment and, if so, the terms of the financing. We may, in the future, receive direct or indirect payments for placing financing with a third party vendor, under terms that would be disclosed at that time. We do not guarantee your lease or other obligations.

ITEM 11. FRANCHISOR'S ASSISTANCE, ADVERTISING, COMPUTER SYSTEMS, AND TRAINING

Except as listed below, we are not required to provide you with any assistance.

A. Before you open your EPIC Hybrid Training™ Facility business, we will[1]:

1. As further described in Item 12, designate the area in which you must locate the EPIC Hybrid Training™ Facility business, provide you with our criteria for site selection and evaluate sites you propose for the location of the EPIC Hybrid Training™ Facility business. See Section E, below, for further detail of site selection evaluation. If we have not already approved a site for the EPIC Hybrid Training™ Facility business before signing the Franchise Agreement;

2. As further described in Item 12, designate your exclusive area (Area of Primary Responsibility) ; Neither we, nor any of our staff, have special expertise in selecting sites; we make no representations that your EPIC Hybrid Training™ Facility business will be profitable or successful by being located at the approved location. Any approval is intended only to indicate that the proposed site meets our minimum criteria based upon our general business experience.

3. Review and approve your lease or purchase agreement for the approved site for the EPIC Hybrid Training™ facility business; We generally do not own or lease premises to franchisees; Our review of your lease or purchase agreement and any advice or recommendations we may offer are not representations or guarantees by us that you will succeed at the leased or purchased premises. Our review of your lease or purchase agreement does not constitute an opinion of the merits of the lease or purchase agreement and is solely for the purpose of assuring that the lease complies with the Franchise Agreement. Our review of your lease does not constitute legal or tax advice and is not intended to replace a review by your attorney and tax advisor. For legal and tax advice, you must rely upon the advice of your attorney and tax advisor.

4. Provide you with our specifications for remodeling and equipping the approved location along with a list of required supplies, equipment and improvements that you must purchase and install. We reserve the right to supply these items directly or provide with the names of approved vendors;

5. Develop and provide for you a webpage link on our website;

6. As per the below subsection entitled "Computer/Point-of-Sale System," provide you with our required type of POS software for use in the operation of the EPIC Hybrid Training™ Facility business;

7. As per the below subsection entitled "Training," provide an initial training program;

8. Provide to you on-site assistance and guidance to assist you with any questions you may have in operating the EPIC Hybrid Training™ Facility business; and

9. Provide to you, on loan, one copy of the EPIC Hybrid Training™ Facility Confidential Operations Manual(s) or provide you with access to an electronic copy of the Confidential Operations Manual(s). The Table of Contents of the Confidential Operations Manual(s), along with number of pages devoted to each section, is included as Exhibit D to this Disclosure Document.

B. After the opening of the EPIC Hybrid Training™ Facility business, we will:

1. Periodically advise you and offer general guidance to you by telephone, e-mail, facsimile, newsletters and other methods. Our guidance is based on our and our affiliate's knowledge and experience. We offer you advice and guidance on a variety of business matters, including operational methods, accounting procedures, authorized products or services and marketing and sales strategies;

2. Make periodic visits to your EPIC Hybrid Training™ Facility business to provide you with consultation, assistance and guidance in various aspects of the operation and management of your EPIC Hybrid Training™ Facility business. We may prepare written reports suggesting changes or improvements in the

---

[1] See Item 7 for estimated initial costs.

operations of your EPIC Hybrid Training™ Facility business and detailing deficiencies that become evident as a result of a visit. If we prepare a report, we may provide you with a copy. We will promptly notify you who will cure all itemized problems. If the problem is again identified within a 1 year period, you will be responsible for the costs of the secret shopper investigation at your EPIC Hybrid Training™ Facility business;

3. Make available to you operations assistance and ongoing training as we think necessary;

4. Approve forms of advertising materials you will use for local advertising, grand opening advertising and cooperative advertising; and

5. Provide you with modifications to the Confidential Operations Manual(s) as they are made available to franchisees.

C. Advertising and Promotion

1. During your first 3 months of operation, you must spend a minimum amount that we specify on local advertisement and promotion of initial opening (grand opening advertising)[2], including social and digital marketing. We determine the minimum amount by assessing advertising costs in your area and taking into account the time of year that you are opening. We will provide you with guidance for conducting grand opening advertising, and we will review and approve the materials you use in your grand opening advertising.

2. Each month, it is recommended that you spend a minimum of 1.5% of your gross sales on advertising, promotions and public relations in the local area surrounding your EPIC Hybrid Training™ Facility business. You will pay for your ads and promotions directly, but we will provide you with general marketing guidelines and we will review and approve your advertisements. We will not spend any funds on advertising your EPIC Hybrid Training™ Facility business in your local area.

3. To assist in our regional and national advertising, we may develop a System-wide marketing fund in the future, and you must contribute to the fund. We will administer the marketing fund as follows:

(a) We will control the creative concepts and the materials and media to be used, and we will determine the placement and allocation of advertisements. We may use print, television, radio, Internet or other media for advertisements and promotions. We do not guarantee that any particular franchisee will benefit directly or in proportion to their contribution from the placement of advertising by the marketing fund.

(b) We may use your contributions (up to 2% of your Gross Revenue) to meet or reimburse us for any cost of producing, maintaining, administering and directing consumer advertising (including the cost of preparing and conducting television, radio, Internet, magazine, direct mail and newspaper advertising campaigns and other public relations activities; hosting an Internet web page, search engine optimization initiatives or similar activities; employing advertising agencies to assist therein; providing promotional brochures; conducting market research; and providing other marketing materials to franchisees). We will maintain your contributions in a separate account from our funds and we will not use them for any of our general operating expenses, except for our reasonable administrative costs and overhead related to the administration of the marketing fund. We will not use marketing fund contributions for the direct solicitation of franchise sales.

(c) We expect to use all contributions in the fiscal year they are made. We will use any interest or other earnings of the marketing fund before we use current contributions. We intend for the marketing fund to be perpetual, but we have the right to terminate it if necessary. We will not terminate the marketing fund until all contributions and earnings have been used for advertising and promotional purposes or that we have returned your *pro rata* share.

(d) All EPIC Hybrid Training™ Facility businesses owned by us or an affiliate will make similar contributions to the marketing fund as required of franchisees.

---

[2] See Item 7 for estimated grand opening expenses.

(e) We will have an accounting of the marketing fund prepared each year and we will provide you with a copy if you request it. We may require that the annual accounting be reviewed or audited and reported on by an independent certified public accountant at the marketing fund's expense.

(f) The marketing fund is not a trust, and we assume no fiduciary duty in administering the marketing fund.

As of the date of this Disclosure Document, we have not collected any marketing fund contributions. As a result, we have not spent any money from the System-wide marketing fund. Except for our reasonable administrative costs, overhead related to the administration of the marketing fund and salaries of any marketing personnel that may be employed by us, we do not and will not receive compensation for providing goods or services to the fund. No marketing funds were used for solicitation of new franchisees.

4. Although we are not obligated to do so, we may create a cooperative advertising program for the benefit of all EPIC Hybrid Training™ Facility franchises located in a particular region. We have the right to collect and designate all or a portion of the local advertising for cooperative advertising. We will determine the geographic territory and market areas for each cooperative advertising program. You must participate in any cooperative advertising program established in your region. If cooperative advertising is implemented in a particular region, we may establish an advertising council for franchisees in that region to self-administer the program. If we establish a cooperative advertising program or programs with or without an advertising council, there are no limits on our right to change, dissolve or merge these program(s) and/or council(s) at any time. We will prepare periodic financial statements related to the cooperative advertising available for franchisee's review.

5. We provide ongoing development and maintenance services for a webpage for the EPIC Hybrid Training™ facility business that links to our website, www.epichybridtraining.com, with up to 3 related e-mail addresses and a suitable allocation of storage per e-mail address. You are otherwise restricted from establishing a presence on, or marketing on the Internet without our consent. We may (but we are not required to) include in the EPIC Hybrid Training™ Facility franchise website an interior page containing information about your EPIC Hybrid Training™ Facility business. We may, at our discretion, charge you a fee ("Webpage Development Fee") for the development of this page within our website. We retain the sole right to market on the Internet, including the use of websites, domain names, uniform resource locators, keywords, linking, search engines (and search engine optimization techniques), banner ads, meta-tags, marketing, auction sites, e-commerce and co-branding arrangements. You may be requested to provide content for our Internet marketing and you must follow our intranet and Internet usage rules, policies and requirements. All information must be approved by us before it is posted. We retain the sole right to use the Marks on, or sell over, the Internet, including on websites, as domain names, directory addresses, search terms and meta-tags, and in connection with linking, marketing, co-branding and other arrangements. We retain the sole right to approve any linking to, or other use of, the EPIC Hybrid Training™ Facility website.

6. To make our system uniform, Franchisor owns all rights to Internet and Social Media for the EPIC Hybrid Training™ franchise. Franchisee can operate a localized social media page, but franchisee must provide franchisor with an admin access and allow franchisor to make any changes to the site, including removing the site, if necessary. Franchisor reserves the right to disallow franchisees to have a localized social media in the future. Franchisor will maintain an internet webpage, which will include a section for your location. You may not develop, maintain, or authorize any Website that mentions or describes you or the Business or displays any of the Marks. Franchisee may not, either during or after this Agreement's term, use any of the Marks or any similar word, phrase or symbol (i) as part of any domain name or electronic address it maintains on the Internet, the World Wide Web, or any other similar proprietary or common carrier electronic delivery system or (ii) in any user name, screen name or profile in connection with any social networking Websites such as, but not limited to, Google +®, LinkedIn®, twitter®, myspace.com®, Facebook®, YouTube®, YP.com, or any Google Business Pages and related media, except in accordance with Franchisor's guidelines set forth in the Operations Manual.

D. Computer/Point-of-Sale System

You must purchase and use any hardware and software programs we designate. The cost of the computer system including the three tablet computers needed for music and waivers is approximately $1,500 to $2,200. Presently, we require you to purchase third party POS software and the following:

Computer System Specifications
PC, monitor, and three tablets
Mind Body Software

Our approved supplier will provide the Mind Body online software license. The operation of the software will be more fully disclosed during training and in the operations manuals. The monthly maintenance charge for this software is $150 - $199. This amount can change depending on Mind Body Online subscription service fees. We may introduce new requirements for computer and point-of-sale systems or modify our specifications and requirements. We have the right to independently access all information you collect or compile at any time without first notifying you.

E. Methods Used to Select the Location of your EPIC Hybrid Training™ Facility Business

If you have a potential site for your EPIC Hybrid Training™ Facility business, you may propose the location for our consideration. We may consent to the site after we have evaluated it. If you do not have a proposed site, we will designate a geographic area in which you must locate your EPIC Hybrid Training™ Facility business and we will furnish you with our general site selection criteria. You are solely responsible for locating and obtaining a site that meets our standards and criteria and that is acceptable to us.

The general site selection and evaluation criteria or factors that we consider in approving your site includes the condition of the premises, demographics of the surrounding area, proximity to other EPIC Hybrid Training™ Facility businesses, proximity to competitive businesses, lease requirements, traffic patterns, visibility, vehicular and pedestrian access, proximity to major roads, available parking and overall suitability. We will provide you with written notice of our approval or disapproval of any proposed site within a reasonable time (usually 15 days) after receiving all requested information. If we cannot agree with you on a suitable site for your EPIC Hybrid Training™ Facility business within 60 days after you sign the Franchise Agreement, we may terminate the Franchise Agreement.

Upon identifying a potential location for your business, you must send to us a copy of the proposed lease or a memorandum setting forth its business terms. We shall have thirty (30) days after its receipt of the information submitted to comment and make recommendations with respect to the business terms of the proposed lease. The proposed lease must include the Franchisor's Lease Assignment attached within the Franchise Agreement as Exhibit 7 (the "Lease Assignment"). The Lease Assignment Agreement must be executed by Franchisee and the Landlord and returned to the Franchisor for review and approval prior to Franchisee executing the lease. Once executed, Franchisee will furnish Franchisor a copy of the fully executed lease and assignment agreements.

F. Typical Length of Time Before Operation

We estimate that the typical length of time between the signing of the Franchise Agreement and the opening of the franchise is at least 180 days. Factors that may affect your beginning operations include ability to secure permits, zoning and local ordinances, weather conditions and delays in installation of equipment and fixtures. You must open your EPIC Hybrid Training™ facility business and be operational within 270 days after signing the Franchise Agreement.

*Note that the table of contents of the Operations Manuals (or reference to the Exhibit they are included in) should be included in this Item unless prospective franchisees are offered the opportunity to view the manual prior to purchasing the franchise.

G. Training

We provide you an initial training program that covers material aspects of the operation of your EPIC Hybrid Training™ Facility business. The topics covered are listed in the chart below. This training is conducted whenever a new franchise is projected to open. You are responsible for training your own employees and other management personnel. This initial training is in addition to the on-site opening assistance we provide to you. Your EPIC Hybrid Training™ Facility business must at all times be under the day-to-day supervision of a designated manager who has satisfactorily completed our training program. After a replacement of the designated manager, he or she has 60 days to complete initial training. You are not charged any fee to have a new designated manager attend our training program, unless, in our sole opinion, your manager changes are excessive or caused by poor hiring practices. You must pay all travel costs and living expenses for a new designated manager's attendance.

TRAINING PROGRAM

Subject	Hours of Classroom Training	Hours of on-the-Job Training	Location
Orientation: Meet key personnel; overview of EPIC Hybrid Training; relationship between franchisor and franchisee; define comprehensive time table for opening business; required certification, compliance with local, state and federal regulations; legal issues; overview of support systems; website tour	2	0	New York, NY.
Office and administration: Physical requirements; equipment and supplies; vendors accounts; customer record keeping; accounting; general fitness center procedures; franchise reporting and fees; employee issues; customer communication etiquette; use of professional services; risk management	1	2	New York, NY.
Marketing: Marketing basics; understanding the industry market – target clients; national marketing; local marketing; targeted marketing; *EPIC Hybrid Training* trade mark protection; pitfalls to avoid; local market research	1	0	New York, NY.
Hybrid Training: The *EPIC Hybrid Training* Process	8	8	New York, NY.
Field Equipment: Approved vendors; start-up package; – purchase and lease, signage, setup; basic mandatory equipment – use, operation, cleaning and maintenance; additional equipment; inventory; ordering equipment and field supplies; legal issues	2	0	New York, NY.
Field training: EPIC Hybrid Training Operations	0	4	New York, NY.
Field training: Coaches Training	0	6	New York, NY.

Sales Training: *EPIC Hybrid Training* sales process; assist in pricing structure; customer care. Q&A Completion	6	0	New York, NY.
Total	20	20	

Alexander Nicholas will oversee all training. Other staff listed in Item 2 may assist as designated. The operations manual will be as the principal instruction material.

The subject and time periods allocated to the subjects taught to you and your personnel may vary in our sole discretion, based on the experiences of those persons being trained. The entire training program is subject to change due to updates in materials, methods, manuals and personnel without notice to you. The training will occur at our headquarters in Miami, Florida or at franchised EPIC Hybrid Training™ Facility of our choosing. Our initial training program is covered by your franchise fee. If you have to repeat initial training, we may charge you.

Periodically, you, your managers, trainers or other employees must attend refresher training programs to be conducted at our headquarters or another location we designate. Attendance at these programs will be at your expense. You will be required to pay us a supplemental training fee of $250 per day plus reimburse us for our expenses, including transportation, hotel and meals for our employees providing such training. The supplemental training may be held at your EPIC Hybrid Training™ Facility.

ITEM 12. TERRITORY

You will have an exclusive territory. You will be granted a defined territory (the "Protected Area"). We will describe the Territory in your Franchise Agreement before you sign it, and we do not have the right to alter the Territory.

You may purchase a Single-Unit Franchise with one location or a Multi-Unit Regional Development Franchise Package with three (3) or more locations. Either way, each Unit will have its own Franchise Agreement, which grants you the right to operate an EPIC Hybrid Training™ Facility at the location that you select, and that we approve, within a geographic area described within your Franchise Agreement ("Area of Primary Responsibility"). The Franchise Agreement also grants certain territorial rights to you with respect to the Protected Area, and if you are in compliance with the Franchise Agreement, we are not permitted to open, or allow others to open, another EPIC Hybrid Training™ Facility within the Protected Area except as described below in the Reservation of Rights section. If you do not have a location or locations for your Unit(s) at the time of signing each Franchise Agreement, we identify an "Approved Location Not Determined" which will specify a general geographic area in which EPIC Hybrid Training™ Facility location(s) will be established.

The Protected Area is typically defined based on a radius from the location of the EPIC Hybrid Training™ Facility. Our normal radius restriction is 10 miles or a population density of 50,000, whichever is less; but we reserve the right to vary the size of the radius restriction based on the demographics and development of each market. The actual size and boundaries of your Designated Area will depend upon a variety of factors, including the population base; density of population; growth trends of population; the density of residential and business entities; and major topographical features which clearly define contiguous areas, like rivers, mountains, major freeways, and underdeveloped land areas. When determining the territory, we generally use demographic statistics provided by the U.S. Census Bureau.

Certain locations are by their nature unique and separate in character from sites generally developed as EPIC Hybrid Training™ Facility (herein called "Special Sites"). These Special Sites are not exclusive and excluded from

your Designated Area or Area of Primary Responsibility and we have the right to develop, license or franchise a Facility at these locations within or outside your Protected Area: (a) military bases; (b) public transportation facilities, including airports, and other transportation terminals; (c) sports facilities; (d) college or university campuses; (e) hotels, resorts; and (f) corporate office buildings or office parks.

You must operate the EPIC Hybrid Training™ Facility only at the approved location and may not relocate your EPIC Hybrid Training™ Facility without first obtaining our written consent. You may not establish or operate another EPIC Hybrid Training™ Facility, unless you enter into a separate Franchise Agreement for that Facility.

The territorial rights to the Protected Area granted to you under the Franchise Agreement are not contingent upon you attaining a certain sales volume.

Reservation of Rights by Franchisor's

Franchisor (on behalf of itself, or its subsidiaries) retain the absolute right, in its sole discretion and without granting any rights to individual unit franchisees:

a. to itself operate or to grant other persons the right to operate EPIC Hybrid Training™ facilities at locations and on terms and conditions as Franchisor deems appropriate (except at locations within the Protected Area granted by a Franchise Agreement);

b. to sell the products and services authorized for EPIC Hybrid Training™ facilities under the Licensed Marks or under other trademarks, service marks and commercial symbols through dissimilar channels of distribution and upon terms we deem appropriate within and outside the Protected Area granted by the Franchise Agreement, including, without limitation, by electronic means, such as on the Internet and by websites we establish and in commercial retail and wholesale outlets, as we determine, in our sole discretion;

c. to advertise and promote and to grant others the right to advertise and promote, the System in the Protected Area granted by the Franchise Agreement;

d. to own, operate or license others to own and operate other fitness concepts provided the other concepts are not similar to an EPIC Hybrid Training™ Facility or use the Licensed Marks;

e. to establish and operate and to grant to others the right to establish and operate, businesses offering dissimilar products and services, both inside and outside the Protected Area granted by the Franchise Agreement, under the Licensed Marks and on any terms and conditions we deem appropriate;

f. to be acquired (whether through acquisition of assets, ownership interest or otherwise, regardless of the form of transaction), by a business providing products and services similar to those provided at Fitness Facilities, or by another business, even if such business operates, franchises and/or licenses competitive businesses within the Protected Area granted by the Franchise Agreement.

We are not required to pay you if we exercise any of the rights specified above within the Protected Area granted by the Franchise Agreement. You have no options, rights of first refusal, or similar rights to acquire additional franchises.

We do not restrict you from soliciting or accepting members to your EPIC Hybrid Training™ Facility residing or working from outside your Protected Area. There are no restrictions on us or on other franchisees from soliciting or accepting members that reside or work inside your Protected Area.

ITEM 13. TRADEMARKS

You receive the right to operate your business under the trademark, "**EPIC HYBRID TRAINING™**", which is the principal trademark used to identify our System. You may also use any other current or future Marks to operate your EPIC Hybrid Training™ facility business that we designate, including the logo on the front of this Disclosure Document. By "Mark," we mean any trade name, trademark, service mark or logo used to identify your business. You may not use trade names, trademarks, service marks or logos that we have not designated to identify your business.

Mark	Registration Number	Registration Date	IC Classification
EPIC HYBRID TRAINING	4963554	May 24, 2016	IC 041 US 100, 101, 107

The Mark is owned by the Franchisor, EPIC Global Franchising, LLC. EPIC Global Franchising, LLC was registered on the principal register of the United States Patent and Trademark Office on May 24, 2016. If our right to use the trademark is challenged, you may have to change to an alternative trademark, which may increase your expenses.

You must follow our rules when you use the Marks, including giving proper notices of EPIC Hybrid Training™ and service mark registration and obtaining fictitious or assumed name registrations required by law. You may not use any Mark in your corporate or legal business name; with modifying words, terms, designs, or symbols (except for those we license to you); in selling any unauthorized services or products; or as part of any domain name, homepage, electronic address, or otherwise in connection with a website.

Currently, we know of no effective material determinations of the USPTO, the Trademark Trial and Appeal Board, administrator of any state or any court, and no pending infringement, opposition, or cancellation proceedings or material litigation involving the principal involving the Marks. We know of no pending material federal or state court litigation regarding our use or ownership of the Marks. We know of no superior prior rights or infringing uses that could materially affect your use of the principal trademark in the state where your business will be located. Our affiliate, EPIC Fight, LLC, has a non-exclusive license to use the mark in its current location. Other than the above, there are no agreements currently in effect that significantly limit our rights to use or license the use of the Marks in any manner material to the franchise.

You do not receive any rights to the Marks other than the non-exclusive right to use them in the operation of your EPIC Hybrid Training™ facility business. You must follow our rules when you use the Marks. You must use the Marks as the sole trade identification of the EPIC Hybrid Training™ facility business. You cannot use our name or Mark as part of a corporate name. You may not use a name or Mark with modifying words, designs or symbols except for those which we license to you. You may not use any Mark in connection with the sale of any unauthorized products or services, or in any other manner that we do not authorize in writing. You must obtain a fictitious or assumed name registration if required by your state or local law. Any unauthorized use of the Marks by you is a breach of the Franchise Agreement and an infringement of our rights in the Marks. You must not contest the validity or ownership of the Marks, including any Marks that we license to you after you sign the Franchise Agreement. You must not assist any other person in contesting the validity or ownership of the Marks.

You must immediately notify us when you learn about an infringement of, or challenge to your use of, any Mark, or any claim by any person of any rights in any Marks, and you must not communicate with any person other than us and our counsel regarding any infringements, challenges or claims unless you are legally required to do so,

however, you may communicate with your own counsel at your own expense. We will take the action we think appropriate in these situations; we have exclusive control over any settlement or proceeding concerning any Mark. You must take any actions that, in the opinion of our counsel, may be advisable to protect and maintain our interests in any proceeding or to otherwise protect and maintain our interests in the Marks.

While we are not required to defend you against a claim arising from your use of our Marks, we will reimburse you for all of your expenses reasonably incurred in any legal proceeding disputing your authorized use of any Mark, but only if you notify us of the proceeding in a timely manner and you have complied with our directions with regard to the proceeding. We have the right to control the defense and settlement of any proceeding. We will not reimburse you for your expenses and legal fees for separate, independent legal counsel and for expenses in removing signage or discontinuing your use of any Mark. We will not reimburse you for disputes where we challenge your use of a Mark.

If it becomes advisable at any time for us and/or you to modify or discontinue using any Licensed Mark and/or to use one or more additional or substitute trade or service marks, you must comply with our directions within a reasonable time after receiving notice. We need not reimburse you for your direct expenses of changing the signs at your EPIC Hybrid Training™ facility, for any loss of revenue due to any modified or discontinued mark, or for your expenses of promoting a modified or substitute trademark or service mark. You must not register or seek to register as a trademark or service mark, either with the USPTO or any state or foreign country, any of the Marks or a trademark or service mark that is confusingly similar to any of our Marks.

You may not advertise on the Internet using, or establish, create or operate an Internet site or website using any domain name containing, the word "EPIC Hybrid Training™", or any abbreviation, acronym or variation of the Licensed Marks, or any other name that could be deemed confusingly similar, as Internet domain names, including, but not limited to, generic and country code top level domain names available at the present time or in the future. We have the right to advertise the System on the Internet and to create, operate, maintain and modify, or discontinue the use of, websites using the Licensed Marks. You have the right to access the website; however, except as we may authorize in writing, in our sole discretion, you shall not in any way: (a) link or frame our website; (b) conduct any business or offer to sell or advertise any products or services on the worldwide web; and (c) create or register any Internet domain name in connection with your franchise.

ITEM 14. PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

No patents are material to the franchise. We have no pending patent applications that are material to the franchise. We own copyrights in the Confidential Operations Manual(s), our website, our marketing materials and other copyrightable items that are part of the System. While we claim copyrights in these and similar items, we have not registered these copyrights with the United States Register of Copyrights. You may use these items only as we specify while operating the EPIC Hybrid Training™ facility business and you must stop using them if we direct you to do so.

We know of no effective determinations of the U.S. Copyright Office or any court regarding any of our copyrighted materials. Our right to use or license copyrighted items is not affected or materially limited by any agreement or known infringing use.

We have developed certain trade secrets and other confidential information, including methods of business management, sales and promotion techniques, and know-how, knowledge of, and experience in, operating an EPIC Hybrid Training™ facility business. We will provide our trade secrets and other confidential information to you during training, in the Confidential Operations Manual(s) and as a result of the assistance we furnish you during the term of the franchise. You may only use the trade secrets and other confidential information for the purpose of operating your EPIC Hybrid Training™ facility business. You may only divulge trade secrets and other confidential information to employees who must have access to it to operate the EPIC Hybrid Training™ facility business.

Certain individuals with access to our trade secrets or other confidential information, including your shareholders (and members of their immediate families and households), officers, directors, partners, members, if you are a corporation, limited liability company, partnerships, sole proprietorships or other business entity, and your managers, executives, employees and staff may be required to sign nondisclosure and non-competition agreements in a form the same as or similar to the Non-Disclosure and Non-Competition Agreement attached to the Franchise Agreement. We will be a third-party beneficiary with the right, at our option, to enforce those agreements or demand that you take action to enforce the agreements.

All ideas, concepts, techniques or materials concerning the "EPIC HYBRID TRAINING™" facility business and/or the System, whether or not protectable intellectual property and whether created by or for you or your owners or employees, must be promptly disclosed to us and will be our sole and exclusive property and a part of the System that we may choose to adopt and/or disclose to other franchisees, and you agree to assign to us all right, title and interest in any intellectual property so developed. Likewise, we will disclose to you concepts and developments of other franchisees that we make part of the System. You must also assist us in obtaining intellectual property rights in any concept or development if requested.

Your use of the Confidential Operations Manual(s), trade secrets or other confidential information in an unauthorized manner is a default of the Franchise Agreement that may result in automatic termination of the Franchise Agreement.

ITEM 15. OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE FRANCHISE BUSINESS

We do not require you to be involved in the day-to-day operation of your EPIC Hybrid Training™ Facility. However, the business must always be under the direct, full-time, day-to-day supervision of a designated manager who must at all times faithfully, honestly, and diligently perform the contractual obligations and use their best efforts to promote and enhance the EPIC Hybrid Training™ facility. The designated manager must attend and satisfactorily complete our initial training program before opening the EPIC Hybrid Training™ facility business. If you must replace the designated manager, your replacement must attend and satisfactorily complete our initial training program.

Certain individuals associated with your EPIC Hybrid Training™ business, including your owners (and members of their immediate families and households), officers, directors, partners, and your managers, executives, employees and staff may be required to sign non-disclosure and non-competition agreements the same as or similar to the Non-disclosure and Non-Competition Agreement attached to the Franchise Agreement.

ITEM 16. RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You must offer all and only the products and services we specify, including the specified fitness classes that we have authorized and approved. You may use approved third-party vendors if approved by us, and any dietary and/or exercise supplements must be approved by the Franchisor. You acknowledge and agree that the uniformity of services and offerings at all franchised EPIC Hybrid Training™ facilities is critically important to the operation of your EPIC Hybrid Training™ facility. You must not deviate from our standards and specifications without our prior written consent. We have the right to change the requirements of authorized products and services that may be offered at an EPIC Hybrid Training™ Facility without limitation.

You may not sell any products or services that we have not authorized and you must discontinue offering any products or services that we may disapprove. We may take action, including terminating your franchise, if you offer, sell or purchase unapproved products or services. We may periodically change required or authorized products or services. There are no limits on our right to do so, except that your investment to change required or authorized products or services will not exceed $30,000 a calendar year during the term of the franchise.

We do not generally limit the persons to whom you may sell memberships however, we do have the right to impose minimum age restrictions and or other requirements we deem appropriate either for safety reasons, or to preserve the goodwill of our Marks, or for the benefits of the System and the franchisees.

We may also designate some goods and services as optional for qualified franchisees. We may require special training or certifications before we will allow you to offer these optional goods and services. Our System standards may regulate required and/or authorized classes, exercise equipment, inventory or products for sale to the members of your EPIC Hybrid Training™ facility and the pricing of the authorized EPIC Hybrid Training™ classes that may be offered at your EPIC Hybrid Training™ facility. We may prescribe operating procedures for the operation of your EPIC Hybrid Training™ facility; and establish inventory requirements for the products and supplies available for purchase by members of your EPIC Hybrid Training™ facility. We periodically may change required and/or authorized services and products. There are no limits on our right to do so.

Periodically, we may allow certain products or services that are not otherwise authorized for general use as a part of the System to be offered locally or regionally based on factors, including test marketing, your qualifications, and regional or local differences. We do not impose any restrictions or conditions that limit your access to customers.

ITEM 17. RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION THE FRANCHISE RELATIONSHIP

This table lists certain important provisions of the franchise and related agreements. You should read these provisions in the agreement attached to this Disclosure Document.

THE FRANCHISE RELATIONSHIP

Provision	Section in Franchise or Other Agreement	Summary
a. Length of franchise term	Section 4.1 Section 2.01 of Area Development Agreement	The initial term is 10 years.
b. Renewal or extension of the term	Section 4.2 Section 4.03 of Area Development Agreement	Single unit Agreement: You may renew for 2 successive terms of 5 years, each subject to approval. If you fail to meet any one of the conditions in (c) below, we may refuse to renew or extend the terms of your Franchise Agreement. Upon renewal you must sign the then current Franchise Agreement. Multi-Unit Agreement: renewal is subject to negotiation, and is not assured.
c. Requirements for franchisee to renew or extend	Section 4.2 and Exhibit 5 No provision in Area Development Agreement	You may renew the Franchise Agreement if you: have fully complied with the provisions of the Franchise Agreement; have the right to maintain possession of the approved location or an approved substitute location for the term of the renewal; have made capital expenditures as necessary to maintain

Provision	Section in Franchise or Other Agreement	Summary
		uniformity with the System; have satisfied all monetary obligations owed to us; are not in default of any provision of the Franchise Agreement or any other agreement with us; have given timely written notice of your intent to renew; sign a current Franchise Agreement, which may have materially different terms and conditions than your original Franchise Agreement; comply with current training requirements; and sign a general release in a form the same as or similar to the General Release attached to the Franchise Agreement.
d. Termination by franchisee	Section 16.1 Sections 8.01, 8.02 of Area Development Agreement	You may terminate the Franchise Agreement if you are in compliance with it and we materially breach it and we fail to begin to cure our breach within 30 days of receiving your written notice.
e. Termination by franchisor without cause	No provision in the Franchise Agreement Sections 8.01, 8.02 of Area Development Agreement	Not Applicable
f. Termination by franchisor with cause	Section 16.2 Sections 3.03, 4.02, 8.01, 8.02 of Area Development Agreement	We may terminate the Franchise Agreement only if you default. If we terminate the Franchise Agreement following a default, your interest in the franchise will terminate.
g. "Cause" defined-curable defaults	Section 16.2 Sections 8.01, 8.02 of Area Development Agreement	If a default arises from your failure to comply with a mandatory specification in the Franchise Agreement or Confidential Operations Manual(s), you can avoid termination of the Franchise Agreement if you cure the default within 30 days of receiving our notice of default, except for the defaults below that require cure in a shorter time and non-curable defaults in (h) below. If a default arises from your failure to maintain insurance, or if you abandon the EPIC Hybrid Training™ facility business for 5 or more consecutive days; you can avoid termination of the Franchise Agreement if you cure the default within 30 days of receiving our notice. If we terminate the Franchise Agreement following a default, your interest in the franchise

Provision	Section in Franchise or Other Agreement	Summary
		will terminate.
h. "Cause" defined non-curable defaults	Section 16.2 and Exhibit 5 Sections 8.01, 8.02 of Area Development Agreement	We have the right to terminate the Franchise Agreement without giving you an opportunity to cure if you: fail to timely select an approved site for or establish, equip and begin operations of the EPIC Hybrid Training™ facility business; fail to have your designated manager satisfactorily complete training; made a material misrepresentation or omission in the application for the franchise; after notice to cure, fail to refrain from activities, behavior or conduct likely to adversely affect the reputation of either party, the franchise, the System or the EPIC Hybrid Training™ facility business; are convicted of or plead no contest to a felony likely to affect the reputation of either party, the franchise, the System or the EPIC Hybrid Training™ facility business; use the Confidential Operations Manual(s), trade secrets or other confidential information in an unauthorized manner; if required, fail to have your owners (and members of their immediate families and households), officers, directors, managers, executives, employees and professional staff, and other individuals having access to trade secrets or other confidential information sign nondisclosure and non-competition agreements or, if requested, fail to provide us with copies of all signed nondisclosure and non-competition agreements; surrender or transfer control of the EPIC Hybrid Training™ facility business in an unauthorized manner; fail to maintain the EPIC Hybrid Training™ facility business under the supervision of a designated manager following your death or disability; submit reports on 3 or more separate occasions understating any amounts due by more than 3%; are adjudicated bankrupt, insolvent or make a general assignment for the benefit of creditors; misuse or make unauthorized use of the Marks; fail on 2 or more occasions within any 12 months to submit reports or records or to pay any fees due us or any affiliate; violate any health, safety or other laws or operate the EPIC Hybrid Training™ facility business in a manner creating a health or safety hazard to customers, employees or the general public, including continuing to offer for sale any products whose approval has been revoked by us due to safety and health considerations; take

Provision	Section in Franchise or Other Agreement	Summary
		any action reserved to us; fail to comply with applicable law after notice; breach the franchise agreement or fail to comply with specifications on 2 or more occasions within any 12 months; or default under any other agreement with us (or an affiliate) so that we (or the affiliate) have the right to terminate the agreement.
i. Franchisee's obligations on termination/non-renewal	Section 17.1 Sections 8.01, 8.02 of Area Development Agreement	If the Franchise Agreement is terminated or not renewed, you must: stop operating the EPIC Hybrid Training™ facility business; stop using any trade secrets, confidential information, the System and the Marks; if requested, assign your interest in the franchise location to us; cancel or assign to us any assumed names; pay all sums owed to us including damages and costs incurred in enforcing the Franchise Agreement; return the Confidential Operations Manual(s), trade secrets and all other confidential information; assign your telephone and facsimile numbers to us; comply with the covenants not to compete and any other surviving provisions of the Franchise Agreement.
j. Assignment of contract by franchisor	Section 18.1 Sections 9.01, 9.02 of Area Development Agreement	There are no restrictions on our right to assign our interest in the Franchise Agreement.
k. "Transfer" by franchisee-definition	Section 18.2 Sections 9.01, 9.02 of Area Development Agreement	"Transfer" includes transfer of an interest in the franchise, the Franchise Agreement, the franchise location or the EPIC Hybrid Training™ facility business's assets.
l. Franchisor's approval of transfer by franchisee	Section 18.2 Sections 9.01, 9.02 of Area Development Agreement	You may not transfer your interest in any of the items listed in (k) above without our prior written consent.
m. Conditions for franchisor approval of transfer	Section 18.2 and Exhibit 5 Sections 9.01, 9.02 of Area Development Agreement	We may consent to a transfer if: we have not exercised our right of first refusal; all obligations owed to us are paid; you and the transferee have signed a general release in a form the same as or similar to the General Release attached to the Franchise Agreement; the prospective transferee meets our business and financial standards; the

Provision	Section in Franchise or Other Agreement	Summary
		transferee and all persons owning any interest in the transferee sign the then current Franchise Agreement; you provide us with a copy of all contracts and agreements related to the transfer; you or the transferee pay a transfer fee the greater of 10% of the sale price or $5,000; the transferee or the owners of transferee have agreed to be personally bound by all provisions of the Franchise Agreement; you have agreed to guarantee performance by the transferee, if requested by us; the transferee has obtained all necessary consents and approvals of third parties; you or all of your equity owners have signed a non-competition agreement in a form the same as or similar to the Non-Disclosure and Non-Competition attached to the Franchise Agreement; the transferee has agreed that its designated manager will complete the initial training program before assuming management of the EPIC Hybrid Training™ facility business; and the transferee has obtained all necessary types of insurance.
n. Franchisor's right of first refusal to acquire franchisee's EPIC Hybrid Training™ facility business	Section 19 No provision in Area Development Agreement	We have the right of first refusal. We may match an offer for your EPIC Hybrid Training™ facility business or an ownership interest you propose to sell.
o. Franchisor's option to purchase franchisee's EPIC Hybrid Training™ facility business	Section 17.4 No provision in Area Development Agreement	Except as described in (n) above, we do not have the right to purchase your EPIC Hybrid Training™ facility business; however, during the 30-day period after the termination or expiration of the Franchise Agreement, we have the right to purchase any assets of the EPIC Hybrid Training™ facility business for fair market value.
p. Death or disability of franchisee	Section 18.6 No provision in Area Development Agreement	After the death or incapacity of an owner of the franchise, his or her representative must transfer, subject to the terms of the Franchise Agreement, the individual's interest in the franchise within 180 days of death or incapacity or we may terminate the Franchise Agreement.
q. Non-competition covenants during the term of the franchise	Section 7.3 No provision in Area Development	You, your owners (and members of their families and households) and your officers, directors, executives, managers, professional staff and employees are prohibited from: attempting to divert

Provision	Section in Franchise or Other Agreement	Summary
	Agreement	any business or customer of the EPIC Hybrid Training™ facility business to a competitive business or causing injury or prejudice to the Marks or the System; owning or working for a competitive business.
r. Non-competition covenants after the franchise is terminated or expires	Section 17.2 and Exhibit 5 No provision in Area Development Agreement	For 2 years after the termination or expiration of the Franchise Agreement, you, your owners (and members of their families and households) and your officers, directors, executives, managers or professional staff are prohibited from: owning or working for a competitive business operating within 25 miles of the franchise location or within the area of primary responsibility (whichever is greater), or within 25 miles of any other EPIC Hybrid Training™ Facility business; or soliciting or influencing any of our customers, employees or business associates to compete with us or terminate their relationship with us.
s. Modification of the agreement	Sections 9.2, 22.7 and 22.8 Section 12.02 of Area Development Agreement	The Franchise Agreement can be modified only by written agreement between you and us. We may modify the Confidential Operations Manual(s) without your consent if the modification does not materially alter your rights.
t. Integration/merger clause	Section 22.7 and Exhibit 5 No provision in Area Development Agreement	Only the terms of the Franchise Agreement are binding (subject to state law). Any representations or promises made outside of the Disclosure Document and Franchise Agreement may not be enforceable.
u. Dispute resolution by arbitration or mediation	Section 23.7 and Exhibit 5 Section 10.01 of Area Development Agreement	Except for claims relating to the Marks, confidential information, trade secrets and covenants not to compete, and subject to state law, all disputes must be arbitrated in Miami-Dade County, Florida.
v. Choice of forum	Section 23.2 and Exhibit 5 Section 11.02 of Area Development Agreement	Subject to state law and applicable federal law, any litigation must be pursued in courts located in Miami-Dade County, Florida.
w. Choice of law	Section 23.1 and Exhibit 5 Section 11.01 of	Subject to state law, Florida law applies, except that disputes over the Marks will be governed by the United States Trademark Act of 1946 (Lanham

Provision	Section in Franchise or Other Agreement	Summary
	Area Development Agreement	Act, 15 U.S.C. Sec. 1051 et seq.) and disputes over copyrights will be governed by federal copyright laws of the United States.

*For California franchisees, see also the state specific addendum attached as part of Exhibit G.

ITEM 18. PUBLIC FIGURES

We do not presently use any public figures to promote our franchise.

ITEM 19. FINANCIAL PERFORMANCE REPRESENTATIONS

The FTC's Franchise Rule permits a franchisor to provide information about the actual or potential financial performance of its franchised and/or franchisor-owned or affiliate outlets, if there is a reasonable basis for the information, and if the information is included in the disclosure document. Financial performance information that differs from that included in Item 19 may be given only if: (1) a franchisor provides the actual records of an existing outlet you are considering buying; or (2) a franchisor supplements the information provided in this Item 19, for example, by providing information about possible performance at a particular location or under particular circumstances.

Other than this Item 19, we do not make any financial performance representations. We also do not authorize our employees or representatives to make any such representations either orally or in writing. If you are purchasing an existing outlet, however, we may provide you with the actual records of that outlet. If you receive any other financial performance information or projections of your future income, you should report it immediately to the Federal Trade Commission and the franchisor's management by contacting the EPIC Global Franchising, LLC, 620 South Miami Avenue, Miami, FL 33130.

A new franchisee's individual financial results are likely to differ from the results stated in the financial performance representation.

Your sales will be affected by your own operational ability, which may include your experience with managing a business, your capital and financing (including working capital), continual training of you and your staff, customer service orientation, product quality, your business plan, and the use of experts, e.g., an accountant, to assist you with your business plans.

Your sales may be affected by franchise location and site criteria, including traffic count, local household income, residential and/or daytime populations, ease of ingress and egress, parking, visibility of your sign, physical condition of premises, number and type of other businesses around your location, competition, inflation, economic conditions, seasonal conditions (particularly in colder climates), inclement weather (e.g., hurricanes), changes in the Homeland Security threat level, etc.

Written substantiation for the financial performance representation will be made available to the prospective franchisee upon reasonable request.

We encourage you to consult with your own accounting, business, and legal advisors to assist you to prepare your budgets and projections, and to assess the likely or potential financial performance of your franchise. We also encourage you to contact existing franchisees to discuss their experiences with the system and their franchise

business. Notwithstanding the information set forth in this financial performance representation, existing franchisees of ours are your best source of information about franchise operations.

Epic Hybrid Training tracks all of its unique visits annually. This is an excellent benchmark for how much business traffic is conducted at each establishment. Studio participants pay between $9 to $35 per session, per location and there are numerous class packages and memberships per location which ranges between $25 to $265.

Full Year 2016 (January 1st, 2016 to December 31st, 2016)

Epic Hybrid Training Center	Number of Annual Studio Visits
Epic NYC West 38th Street (Affiliate Owned)	17,992
Epic East 54th Street (Affiliate Owned)	13,026
Epic Miami	11,583
Epic Providence	11,257

The Table below represents the actual unaudited Profit and Loss statement of our Affiliate, EPIC Fight LLC. The Affiliate, while not a franchisee, operates substantially the same business as that a franchisee herein would operate. There are several factors that are unique to the Affiliate's business that may be different from the business of a franchisee herein. The Affiliate has two locations located in New York City, NY. The rental market conditions in New York City are highly competitive with some of the highest rents in the United States. The Physical addresses for the Affiliate, EPIC Hybrid Training, are 54rd St and Bryant Park are both located in areas having an extreme amount of foot traffic. Rents in these areas vary, but are approximately $50-$90 per sqft. The population of New York City is dense and estimated at 8.4 million residents. The median income for the market is $50,711 for New York City.

The gross number from the Profit & Loss Table are earnings before interest, taxes, and amortization (EBITA) which refers to a company's earnings before the deduction of interest, taxes and amortization expenses. Again, we encourage you to consult with your own accounting, business, and legal advisors.

EPIC Hybrid Training

Profit and Loss

January - December 2016

	Total
Income	
Refunds-Allowances	-635.04
Membership Returns	-280.00
Membership	678,703.77
Sales	937.52
Total Income	**$678,726.25**
Gross Profit	**$678,726.25**
Expenses	
Supplies	8,280.97
Independent Contractor	250,740.88
Utilities	10,195.59

Total Facility Expense	**$269,217.44**
Advertising & Marketing	8,816.93
Total Advertising & Marketing	**$8,816.93**
Bank Charges	978.35
Cleaning Services	6,751.32
Legal & Professional Fees	2,453.00
Clothing & Equipment	4,324.10
Dues & Subscriptions	9,160.08
Meals and Entertainment	1,667.80
Office Expenses	721.83
Rent or Lease	138,875.02
Shipping, Delivery Expense	147.35
Taxes & Licenses	2,796.21
Total General & Operating Expenses	**$167,875.06**
Owners Distribution Payments	149,233.06
Total Owners Distribution Payments	**$149,233.06**
Total Expenses	**$595,142.49**
Net Operating Income	**$83,583.76**

ITEM 20. OUTLETS AND FRANCHISEE INFORMATION

Table No. 1

System-wide Outlet Summary for years 2014 to 2016

Outlet Type	Year	Outlets at the Start of the Year	Outlets at the End of the Year	Net Change
Franchised Outlets	2014	0	0	0
	2015	0	1	+1
	2016	2	2	0
Company-Owned/Affiliate Owned	2014	1	2	+1
	2015	2	2	0
	2016	2	2	0
Total Outlets	2014	1	2	+1
	2015	2	3	+1
	2016	3	4	+1

1/ As of December 31, 2016, we did not operate any company-owned outlets, but our affiliates operated two (2) outlets of the type being franchised.

Table No. 2

Transfers of Outlets from Franchisees to New Owners (other than the Franchisor) for Years 2014 to 2016

TRANSFERS OF OUTLETS FROM FRANCHISEES TO NEW OWNERS* (OTHER THAN THE FRANCHISOR) FOR YEARS 2014 - 2016		
State	**Year**	**Number of Transfers**
All	2014	0
	2015	0
	2016	0

Table No. 3

Status of Franchised Outlets For Years 2014 to 2016

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired by Franchisor	Ceased Operations – Other Reasons	Outlets at End of Year
All States	2014	0	0	0	0	0	0	0
	2015	0	1	0	0	0	0	1
	2016	1	2	0	0	0	0	3
Total	2014	0	0	0	0	0	0	0
	2015	0	1	0	0	0	0	2
	2016	1	2	0	0	0	0	3

Table No. 4

Status of Company/Affiliate-Owned Outlets for Years 2014 to 2016

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired by Franchisor	Ceased Operations – Other Reasons	Outlets at End of Year
All States	2014	1	1	0	0	0	0	2
	2015	2	0	0	0	0	0	2
	2016	2	0	0	0	0	0	2
Total	2014	1	1	0	0	0	0	2
	2015	2	0	0	0	0	0	2
	2016	2	0	0	0	0	0	2

Table No. 5

Projected Openings for Upcoming Fiscal Year

State	Franchise Agreements Signed But Outlet Not Opened	Projected New Franchise Outlet in the Next Fiscal Year	Projected New Company-Owned Outlet in the Next Fiscal Year
Florida	0	1	0
California	1	1	0
New York	0	2	0
Rhode Island	0	1	0
Washington DC	1	2	
Texas	0	2	0
Connecticut	1	2	0
Total	3	11	0

* We project the opening of EPIC Hybrid Training™ Facility businesses during our fiscal year ending December 31, 2017.

As of the date of this Disclosure Document, there are 3 franchised locations opened. Exhibit E contains a list of our current franchisees, and a list of the names and last known addresses and telephone numbers of every franchisee who has had an outlet terminated, cancelled, not renewed, transferred or otherwise voluntarily or involuntarily ceased to do business under a franchise agreement during the most recently completed fiscal year or who have not communicated with us within 10 weeks of the Disclosure Document issuance date. If you buy this franchise, your contact information may be disclosed to other buyers when you leave the franchise System.

During the last 3 fiscal years, we have not signed any confidentiality clauses with current or former franchisees which would restrict them from speaking openly with you about their experience with us.

Currently, we have no trademark-specific franchisee organizations associated with the franchise System being offered.

ITEM 21. FINANCIAL STATEMENTS

Attached as Exhibit D are our audited financials as of December 31, 2016 and our start-up audit as of January 1, 2016.

ITEM 22. CONTRACTS

Exhibit A to Disclosure Document	Franchise Agreement with Exhibits
Franchise Agreement Exhibit 1	General Release
Franchise Agreement Exhibit 2	Non-Disclosure and Non-Compete Agreement
Franchise Agreement Exhibit 3	Unlimited Guaranty and Assumption of Obligations
Franchise Agreement Exhibit 4	List of Officers
Franchise Agreement Exhibit 5	Phone Number Transfer Agreement.
Franchise Agreement Exhibit 6	Lease Assignment
Franchise Agreement Exhibit 7	EFT Agreement

We provide no other contracts or agreements for your signature.

ITEM 23. RECEIPTS

Our copy and your copy of the Disclosure Document Receipts are located on the last 2 pages of this Disclosure Document (Exhibit I). You should sign both copies of the Receipt. You should retain one copy for your records and return the other signed copy to:

EPIC Global Franchising, LLC, 620 South Miami Avenue, Miami, FL 33130, or by emailing franchise@epichybridtraining.com.

EXHIBIT A-1 TO DISCLOSURE DOCUMENT
FRANCHISE AGREEMENT

TABLE OF CONTENTS

SECTION **PAGE**

EPIC Global Franchising, LLC
FRANCHISE AGREEMENT

This Franchise Agreement made this _____ day of ___________, 20_____, is by and between EPIC Global Franchising, LLC, a Florida Limited Liability Company, having its principal place of business at 620 South Miami Avenue, Miami, FL 33130 ("Franchisor"), and ___________________________________ _______, an individual/partnership/corporation/limited liability company established in the State of _________ and whose principal address is ____ _______("Franchisee").

W I T N E S S E T H:

WHEREAS, Franchisor has developed, and are in the process of further developing, a System identified by the trademark "EPIC Hybrid Training™ Facility" and relating to the establishment, development and operation of a membership-based total body workout and training Facility, referred to as "EPIC Hybrid Training™ Facility Franchise;" and

WHEREAS, Franchisor has developed the distinguishing characteristics of the System, include, without limitation: interior design, color scheme and equipment; uniform standards, specifications and procedures for membership-based Workout and training Facility, group exercise classes; specifications and procedures for operations; uniformity of services and products offered; procedures for inventory management and financial controls; training assistance; and advertising and marketing programs; and

WHEREAS, in addition to the trademark "EPIC Hybrid Training™" and certain other Marks, the distinguishing characteristics of the System include: uniform standards and procedures for efficient business operations; procedures and strategies for marketing, advertising and promotion; customer service and development techniques; other strategies, techniques and Trade Secrets and other Confidential Information; and the Confidential Operations Manual; and

WHEREAS, Franchisor owns the System and the right to use the Marks (as defined below) and can grant the right and license to others to use the System and the Marks; and

WHEREAS, Franchisor grants to qualified persons and business entities the right to own and operate an EPIC Hybrid Training™ Facility Franchise using the System and the Marks; and

WHEREAS, Franchisee desires to operate an EPIC Hybrid Training™ Facility Franchise, has applied for the Franchise and such application has been approved by Franchisor in reliance upon all of the representations made herein and therein; and

WHEREAS, Franchisee understands and acknowledges the importance of Franchisor's high and uniform standards of quality, operations and service and the necessity of operating the Franchised training Facility Business in strict conformity with Franchisor's System.

NOW, THEREFORE, Franchisor and Franchisee, intending to be legally bound, agree as follows:

1. DEFINITIONS

Whenever used in this Agreement, the following words and terms have the following meanings:

"Affiliate(s)" means any business entity that controls, is controlled by, or is under common control with Franchisor or Franchisee, respectively;

"Agreement" means this agreement entitled "EPIC Global Franchising, LLC Franchise Agreement" and all instruments supplemental hereto or in amendment or confirmation hereof;

"Approved Location" means the site for the operation of the Franchised EPIC Hybrid Training™ Business selected by Franchisee and approved in writing by Franchisor;

"Approved Supplier(s)" has the meaning given to such term in Section 13.1;

"Area of Primary Responsibility" has the meaning given to such term in Section 2.5;

"Competitive Business" means any business that offers or provides (or grants franchises or licenses to others to operate a business that offers or provides) Workout and training Facility training the same as or similar to those provided by EPIC Hybrid Training™ Facility Franchise or in which Trade Secrets or other Confidential Information could be used to the disadvantage of Franchisor, any Affiliate or its other franchisees; provided, however, that the term "Competitive Business" shall not apply to (a) any business operated by Franchisee under a Franchise Agreement with Franchisor, or (b) any business operated by a publicly-held entity in which Franchisee owns less than a five percent (5%) legal or beneficial interest;

"Confidential Information" means technical and non-technical information used in or related to EPIC Hybrid Training™ Facility Franchise and not commonly known by or available to the public, including, without limitation, business information in the industry, pricing and rebate information, Trade Secrets and any other information identified or labeled as confidential when delivered by Franchisor. Confidential Information shall not include, however, any information that: (a) is now or subsequently becomes generally available to the public through no fault of Franchisee; (b) Franchisee can demonstrate was rightfully in its possession, without obligation of nondisclosure, prior to disclosure pursuant to this Agreement; (c) is independently developed without the use of any Confidential Information; or (d) is rightfully obtained from a third party who has the right, without obligation of nondisclosure, to transfer or disclose such information;

"Confidential Operations Manual" means the EPIC Hybrid Training™ Facility Confidential Operations Manual(s), whether in paper or electronic form, and any other items as may be provided, added to, changed, modified or otherwise revised by Franchisor from time to time that contain or describe the standards, methods, procedures and specifications of the System, including other operations, administration, guides, manuals and all books, computer programs, portions of an Internet site, pamphlets, memoranda and other publications prepared by, or on behalf of, Franchisor;

“Cooperative Advertising” means the combined advertising program of two (2) or more franchisees established within a common market that Franchisor may require for EPIC Hybrid Training™ Facility Franchise within a particular region;

“Designated Area” has the meaning given to such term in Section 2.3;

“Designated Manager” means the individual designated by Franchisee as having primary responsibility for managing the day-to-day affairs of the Franchised EPIC Hybrid Training™ Business;

“Effective Date” means the date on which Franchisor and Franchisee fully execute this Agreement, thereby commencing its effectiveness and term;
“Electronic Depository Transfer Account” means an account established at a banking institution approved by Franchisor and providing Franchisor with access to electronically withdraw any funds due Franchisor;

“E-Mail Address Fee” has the meaning given to such term in Section 3.3;

“Franchise” means the right granted to Franchisee by Franchisor to use the System and the Marks;

“Franchise Fee” has the meaning given to such term in Section 3.1;

“Franchised EPIC Hybrid Training™ Business” means the EPIC Hybrid Training™ Facility Franchise to be established and operated by Franchisee pursuant to this Agreement;

“Franchisee” means the individual or entity defined as “Franchisee” in the introductory paragraph of this Agreement in addition to any owner, officer, director and/or affiliate;

“Franchisor” means EPIC Global Franchising, LLC;

“Franchisor Indemnities” has the meaning given to such term in Section 21.3;

“GAAP” means the generally accepted accounting principles, standards, conventions and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements;

“Grand Opening Advertising” has the meaning given to such term in Section 11.1;

“Gross Sales” means the aggregate of all revenue from the sale of products and services from all sources in connection with the Franchised Business, whether for check, cash, credit or otherwise including, without limitation, all proceeds from any business interruption insurance, but excluding (a) all refunds made in good faith, (b) any sales and equivalent taxes that are collected by Franchisee for or on behalf of any governmental taxing authority and paid thereto, (c) the value of any allowance issued or granted to any customer of the Franchised EPIC Hybrid Training™ Business that is credited by Franchisee in full or partial satisfaction of the price of any products and services offered in connection with the Franchised EPIC Hybrid Training™ Business, and (d) any rebate received by Franchisee from a manufacturer or supplier;

“Gross Sales Reports” has the meaning given to such term in Section 12.2.

“Incapacity” means the inability of Franchisee, or any holder of a legal or beneficial interest in Franchisee, to operate or oversee the operation of the Franchised EPIC Hybrid Training™ Business on a regular basis by reason of any continuing physical, mental or emotional condition, chemical dependency or other limitation;

“Internet” means any one (1) or more local or global interactive communications media that is now available, or that may become available, including sites and domain names on the World Wide Web;

“Intranet Portal” has the meaning given to such term in Section 3.3;

“Local Advertising” has the meaning given to such term in Section 11.2;

“Marketing Fund” has the meaning given to such term in Section 11.3;

“Marketing Fund Contribution” has the meaning given to such term in Section 11.3;

“Marks” means the trademark “EPIC Hybrid Training™” and such other trade names, trademarks, service marks, trade dress including, but not limited to: color schemes and store layouts, designs, graphics, logos, emblems, insignia, fascia, slogans, drawings and other commercial symbols as Franchisor may designate to be used in connection with EPIC Hybrid Training™ Facility Franchise;

“Recurring Revenue” means any and all revenue generated thought scheduled or recurring payments to the Workout and training Facility center. This would include but not limited to: monthly membership fees, trainer fees, class fees, facility usage fees, special or promotional event fees. Recurring sales do not include; initial membership sign-up fees or sales tax.

“Retail Merchandise” shall include but not be limited to; t-shirts, stickers, gloves, mouth guards, gym bags, drinks, vitamin, videos, books, clothing, and other consumables or products sold through the center.

“Royalty fee” has the meaning given to such term in Section 3.2.

“EPIC Hybrid Training™ Facility Software” has the meaning given to such term in Section 13.2;

“System” means the uniform standards, methods, procedures and specifications developed by Franchisor and as may be added to, changed, modified, withdrawn or otherwise revised by Franchisor for the operation of EPIC Hybrid Training™ Facility Franchise;

“Trade Secrets” means information in any form (including, but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, passwords, lists of actual or potential customers or suppliers) related to or used in EPIC Hybrid Training™ Facility Franchise that is not commonly known by or available to the public and that information: (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertained by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and

"Webpage Development Fee" has the meaning given to such term in Section 11.5.

2. GRANT OF FRANCHISE; APPROVED LOCATION

2.1 Grant

Franchisor hereby grants to Franchisee, and Franchisee undertakes and accepts, upon the terms and conditions herein contained, a revocable, limited license to operate one (1) EPIC Hybrid Training™ Facility Franchise using the System and Marks.

2.2 Approved Location

The street address (or detailed description of the premises) of the Approved Location is:

____

____.

2.3 Approved Location Not Determined

If the Approved Location is determined as of the Effective Date, then this Section shall be inapplicable. If the Approved Location of the Franchised EPIC Hybrid Training™ Business is not determined as of the Effective Date, then the geographic area in which the Franchised EPIC Hybrid Training™ Business is to be located shall be within the geographic area described below ("Designated Area"). Franchisee shall select and submit possible sites for Franchisor's evaluation in accordance with Section 5.1. When the Approved Location is determined, its address shall be inserted into Section 2.2, shall be initialed and dated by Franchisee and Franchisor and the Designated Area shall lapse. The failure to insert such address into Section 2.2 shall not automatically affect the enforceability of this Agreement. The Designated Area is delineated for the sole purpose of site selection and does not confer any territorial exclusivity or protection as all such territorial rights are described in Sections 2.5 and 2.6 herein. A detailed description of the geographic area or boundaries of the Designated Area is:

____

____

2.4 Sub-franchising/Agents

Franchisee shall not sublicense the use of the System or Marks to any person or entity. Except as may be permitted pursuant to Section 18, Franchisee shall not grant any person or entity the right to perform any part of Franchisee's rights or obligations licensed hereunder.

2.5 Area of Primary Responsibility

Franchisee will receive an Exclusive Territory. Franchisee shall receive a territory called the "Area of Primary Responsibility" to be mutually agreed upon by Franchisor and Franchisee, and depicted in the map in Section 2.6 below. Franchisee will operate the Franchised EPIC Hybrid Training™ Business within the Designated Area of Primary Responsibility. As long as this Agreement is in full force and effect and Franchisee is not in default under any of the terms hereof, Franchisor shall not limit or alter the

boundaries of Franchisee's Area of Primary Responsibility. Franchisee's rights in the Area of Primary Responsibility are subject to Franchisor's rights articulated in Section 2.7.

2.6 Map and Description of Area of Primary Responsibility

The Area of Primary Responsibility shall be defined as the lesser of a ten-mile (10) Mile Radius around the Approved Location or 50,000 in population Section 2.2.

2.7 Franchisor's Rights

Franchisee acknowledges that except to the extent provided in Section 2.5 above, Franchisor expressly retains all rights and discretion with respect to the Marks and System, including the right to:

2.7.1 establish, own or operate, and license others to establish, own or operate, EPIC Hybrid Training™ Facility Franchise outside of the Area of Primary Responsibility as Franchisor deems appropriate;

2.7.2 establish, own or operate, and license others to establish, own or operate "Special Sites" inside or outside of your Area of Primary Responsibility as Franchisor deems appropriate. These Special Sites are excluded from your Area of Primary Responsibility and we have the right to develop, license or franchise a Facility at these locations inside or outside your exclusive territory. These Special Site include: (a) military bases; (b) public transportation facilities including, airports, and other transportation terminals; (c) sports facilities; (d) college or university campuses; (e) hotels, resorts; and (f) corporate office buildings or office parks.

2.7.3 establish, own or operate, and license others to establish, own or operate other businesses under other systems using other trademarks at locations inside and outside of the Area of Primary Responsibility;

2.7.4 purchase or otherwise acquire the assets or controlling ownership of one (1) or more businesses identical or similar to the Franchised EPIC Hybrid Training™ Business (and/or acquire franchise, license and/or similar agreements for such businesses), some or all of which may be located anywhere, including within your Area of Primary Responsibility. If Franchisor purchases or acquires franchises or licenses, Franchisor may, in its sole discretion, act as franchisor or licensor with respect to such franchisees or licensees wherever located, pursuant to the individual franchise or license agreement(s) between Franchisor and such franchisee(s) or licensee(s). If Franchisor purchases or acquires such businesses within the Area of Primary Responsibility which are not franchised or licensed, Franchisor may, in its sole discretion:

2.7.4.1 offer to sell any such businesses to Franchisee or to any third party at the business's fair market value or

2.7.4.2 offer Franchisee the opportunity to operate such business(s) in partnership with Franchisor (or an Affiliate) under the business(s) existing trade name or a different trade name.

2.7.5 be acquired (regardless of the form of transaction) by any business, even if the other business operates, franchises and/or licenses Competitive Businesses within the Area of Primary Responsibility;

2.7.6 provide the services and sell the products authorized for EPIC Hybrid Training™ Facility Franchise using the Marks or other trademarks, service marks and commercial symbols through an alternate channel of distribution on such terms and conditions as Franchisor deems appropriate inside or outside of the Area of Primary Responsibility; and

2.7.7 engage in any activities not expressly forbidden by this Agreement.

3. FEES

3.1 Franchise Fee

Upon execution of this Agreement, Franchisee shall pay a fee ("Franchise Fee") to Franchisor of

Nineteen Thousand Nine Hundred DOLLARS ($19,900.00). The Franchise Fee shall be deemed fully earned upon execution of this Agreement and is non-refundable, except under certain conditions set forth under Sections 5.2, 5.5 and 8.3. The Franchise Fee is payment, in part, for expenses incurred by Franchisor in furnishing assistance and services to Franchisee as set forth in this Agreement and for costs incurred by Franchisor, including general sales and marketing expenses, training, legal, accounting and other professional fees.

If you buy Multiple Units, the development fee is equal to $9,950, multiplied by the number of EPIC Hybrid Training™ businesses you agree to develop, excluding the first. We will credit $9,950 against the initial franchise fee of $19,900 for each EPIC Hybrid Training™ business you open under the Regional Area Development Agreement, after the first.

3.2 Royalty fee

For so long as this Agreement shall be in effect, Franchisee shall pay to Franchisor without offset, credit or deduction of any nature, a royalty fee ("Royalty fee"), payable monthly on or before the 5th day of each month (unless such fifth day is a Saturday or Sunday, and in such case on the following Monday), thought EFT by our billing company, equal to 6% of gross revenues based on any and all sales generated by your business in the previous month starting immediately after your business opens. Recurring sales do not include sales tax or use tax. Each royalty fee shall accompany a Gross Sales Report, as required by Section 12.2, for the same period.

3.3 Taxes

Franchisee shall pay to Franchisor an amount equal to all sales taxes, excise taxes, use taxes, withholding taxes, and similar taxes imposed on the fees payable by Franchisee to Franchisor hereunder and on goods or services furnished to Franchisee by Franchisor at the same time as Franchisee remits such fees to Franchisor, whether such goods or services are furnished by sale, lease or otherwise, unless the tax is an

income tax assessed on Franchisor for doing business in the state where the Franchised EPIC Hybrid Training™ Business is located.

3.4 Electronic Transfer

Franchisor has the right to require all Royalty fees, Marketing Fund Contributions, amounts due for purchases by Franchisee from Franchisor and other amounts due to Franchisor to be paid through an Electronic Depository Transfer Account. At Franchisor's request, Franchisee shall open and maintain an Electronic Depository Transfer Account, and shall provide Franchisor with continuous access to such account for the purpose of receiving any payments due to Franchisor. Every week, Franchisee shall make deposits to the account sufficient to cover amounts owed to Franchisor prior to the date such amounts are due. Franchisee shall execute any documents Franchisor's or Franchisee's bank requires to establish and implement the Electronic Depository Transfer Account. Once established, Franchisee shall not close the Electronic Depository Transfer Account without Franchisor's written consent.

3.5 Late Fees

All Royalty fees, Product Merchandise Fees, Marketing Fund Contributions, amounts due for purchases by Franchisee from Franchisor and other amounts that are not received by Franchisor within five (5) days after the due date shall incur late fees at the rate of one and one-half percent (1.5%) per month (or the highest rate allowed by the law of the state where Franchisee is located, whichever is lower) from the date payment is due to the date payment is received by Franchisor. Franchisee shall pay Franchisor for all costs incurred by Franchisor in the collection of any unpaid and past due Royalty fees, Product Merchandise Fees, Marketing Fund Contributions or any other amounts due Franchisor, including reasonable accounting and legal fees. This Section shall not constitute an agreement by Franchisor to accept any payments after the due date or a commitment by Franchisor to extend credit to or otherwise finance Franchisee.

3.6 Application of Payments

Notwithstanding any designation by Franchisee, Franchisor shall have the right first to apply any payments by Franchisee to any past due indebtedness of Franchisee for Royalty fees, Marketing Fund Contributions, purchases from Franchisor or any other amount owed to Franchisor in any proportion or priority.

4. TERM AND RENEWAL

4.1 Initial Term

This Agreement shall be effective and binding for an initial term of Ten (10) years from the Effective Date, unless sooner terminated pursuant to Section 16.

4.2 Successor Terms

Subject to the conditions below, Franchisee has the right to obtain a successor franchise at the expiration of the term of this Agreement by entering into a new franchise agreement with Franchisor. Franchisee's right to a successor franchise is limited to (2) successive terms of five (5) years each, such that the total

term of the Franchise shall not exceed thirty (20) years. To qualify for a successor franchise, each of the following conditions shall have been fulfilled and remain true as of the last day of the term of this Agreement:

4.2.1 Franchisee has, during the term of this Agreement, complied with all material provisions of this Agreement;

4.2.2 Franchisee has access to and, for the duration of the successor franchise, the right to remain in possession of the Approved Location, or a suitable substitute location approved by Franchisor, which is in compliance with Franchisor's then-current specifications and standards;

4.2.3 Franchisee has, at its expense, made such capital expenditures as were necessary to maintain uniformity with any Franchisor-required System modifications such that the Franchised EPIC Hybrid Training™ Business reflects Franchisor's then-current standards and specifications;

4.2.4 Franchisee has satisfied all monetary obligations owed by Franchisee to Franchisor (or any Affiliate), and has met these obligations throughout the term of this Agreement;

4.2.5 Franchisee is not in default of any provision of this Agreement or any other agreement between Franchisee and Franchisor;

4.2.6 Franchisee has given written notice of its intent to operate a successor franchise to Franchisor not less than six (6) months nor more than twelve (12) months prior to the end of the term of this Agreement;

4.2.7 Franchisee has executed the Franchisor's then-current form of franchise agreement (or other documents that modify this Agreement to reflect the grant of a successor franchise), which shall supersede this Agreement in all respects, and the terms of which may differ slightly from the terms of this Agreement but shall not materially or adversely change the intent or Territory. Franchisee be required to pay the renewal fee of $500. However, monthly service and maintenance fees may change slightly due to market conditions, technology or software innovations;

4.2.8 Franchisee has agreed to comply with any training requirements; and

4.2.9 Franchisee has executed a general release, in a form the same as or similar to the General Release attached as Exhibit 1, except to the extent prohibited by the laws of the state where the Franchised EPIC Hybrid Training™ Business is located or if a legal action or proceeding has been initiated by the Franchisee, as of renew date, against the Franchisor.

5. APPROVED LOCATION

5.1 Selection of Site

If an Approved Location for the Franchised EPIC Hybrid Training™ Business has not been determined as of the Effective Date, Franchisee shall promptly select a site for the Franchised EPIC Hybrid Training™ Business and shall notify Franchisor of such selection. Franchisor shall evaluate the site and notify

Franchisee of its approval or disapproval of the site within a reasonable time (usually fifteen 15 days) of receiving notice of the site from Franchisee. If Franchisor approves of such selection, the site shall be designated as the Approved Location. If Franchisor does not approve of such selection, Franchisee shall select and notify Franchisor of new sites until Franchisor approves a site for the Franchised EPIC Hybrid Training™ Business. Franchisor shall provide Franchisee with general guidelines to assist Franchisee in selecting a site suitable for the Approved Location. Franchisor has the right to approve or disapprove a proposed location based on such factors as it deems appropriate, including, without limitation, the condition of the premises, demographics of the surrounding area, proximity to other EPIC Hybrid Training™ Facility Franchise, proximity to Competitive Businesses, lease requirements, traffic patterns, visibility, vehicular and pedestrian access, proximity to major roads, available parking and overall suitability. Franchisee shall not locate the Franchised EPIC Hybrid Training™ Business on a selected site without the prior written approval of Franchisor. *Franchisor does not represent that it, or any of its Affiliates, owners, employees or agents, have special expertise in selecting sites. Neither Franchisor's assistance nor approval is intended to indicate or indicates that the Franchised EPIC Hybrid Training™ Business will be profitable or successful at the Approved Location. Franchisee is solely responsible for identifying the Approved Location.*

5.2 <u>Failure to Select Site</u>

Should Franchisee fail to select a site for the Franchised EPIC Hybrid Training™ Business, which meets with Franchisor's approval within sixty (60) days after the Effective Date or if you fail to lease or purchase your facility premises within ninety (90) days after the Effective Date, Franchisor has the right to terminate this Agreement. If this Agreement is terminated pursuant to this Section 5.2, Franchisor shall refund the initial franchise fee less our cost and expenses related to processing your application, franchise sales commission, etc. (these costs and expenses shall not be less than $15,000). The refund is made upon Franchisor's receipt of a general release, the same as or similar to the General Release attached as Exhibit 1, releasing any and all claims against Franchisor, any Affiliate and their officers, directors, shareholders, managers, members, partners, owners, employees and agents (in their corporate and individual capacities).

5.3 <u>Lease or Purchase of Approved Location</u>

After the designation of the Approved Location (and if the site is to be leased or purchased), Franchisee shall execute a lease for, or a binding agreement to purchase, the Approved Location, the terms of which must have been previously approved by Franchisor in writing. Franchisor shall not unreasonably withhold its approval. *Franchisor's review of a lease or purchase agreement, or any advice or recommendation offered by Franchisor, shall not constitute a representation or guarantee that Franchisee will succeed at the Approved Location nor constitute an expression of Franchisor's opinion regarding the terms of such lease or purchase agreement. Franchisee acknowledges and agrees that Franchisee shall solely rely on its review of any such lease or purchase agreement. Franchisor shall not guarantee the signing of a lease or purchase agreement Franchisee enters into under any circumstances.*

Franchisor shall be entitled to require that nothing therein contained is contradictory to, or likely to interfere with, Franchisor's rights or Franchisee's duties under this Agreement. Franchisee shall take all actions necessary to maintain the lease, if any, of the Approved Location while this Agreement is in effect. Any default for which the lease may be terminated shall also be deemed a default hereunder and

the time to cure the same shall expire when the lease is terminated. Franchisor has the right to require that the lease for the Approved Location be collaterally assigned by Franchisee to Franchisor, pursuant to the terms of its standard collateral assignment of lease form, to secure performance by Franchisee of its obligation under this Agreement. Franchisor's approval of a lease shall be conditioned upon inclusion of terms in the lease acceptable to Franchisor and, at Franchisor's option, the lease shall contain such provisions as Franchisor may reasonably require, including:

5.3.1 a provision reserving to Franchisor the right, but not the obligation, at Franchisor's election, to receive an assignment of the leasehold interest ("Lease Assignment") without payment of any assignment fee or similar charge and without a requirement for the payment of an additional security deposit or any increase in rent or other fees upon termination or expiration of the Franchise grant. The lessor agrees that, before the effective date of any assignment of the lease to Franchisor (or its designee), Franchisee shall be solely responsible for all obligations, debts and payments under the lease; Franchisee agrees that it shall not be entitled to a return of its security deposit;

5.3.2 a provision requiring the lessor to provide Franchisor with a copy of any written notice of deficiency sent by the lessor to Franchisee, and granting to Franchisor the right (but not the obligation) to cure any deficiency under the lease should Franchisee fail to do so within fifteen (15) days after the expiration of the period in which Franchisee may cure the default;

5.3.3 a provision requiring the lessor to provide Franchisor (at the same time lessor provides to Franchisee) a copy of all lease amendments and assignments, and a copy of all letters and notices lessor sends to Franchisee relating to the lease or the leased premises;

5.3.4 a provision permitting Franchisor to enter the leased premises to make any modifications or alterations necessary in Franchisor's sole discretion to protect the System and the Marks without being guilty of trespass, or other tort or other crime;

5.3.5 a provision allowing Franchisee to display the Marks in accordance with the specifications required by the Confidential Operations Manual, subject only to the provisions of applicable law;

5.3.6 a provision prohibiting the premises from being used for any purpose other than the operation of the Franchised EPIC Hybrid Training™ Business;

5.3.7 a provision allowing Franchisor, upon expiration and non-renewal or termination of the lease or the Franchise Agreement, to enter the premises and remove any interior and exterior signs containing the Marks and trade fixtures;

5.3.8 a provision stating that upon default of this Agreement, Franchisor or its nominee has the right, but not the obligation, to take possession of the Approved Location and operate the Franchised EPIC Hybrid Training™ Business; and stating that notwithstanding Franchisor's (or the nominee's) possession, the lessor agrees that, during all times prior to an assignment of the lease to Franchisor (or its designee), Franchisee shall be solely responsible for all obligations, debts and payments under the lease incurred prior to or during such possession and prior to such assignment; and

5.3.9 a provision stating that lessor shall not amend or otherwise modify the lease in any manner that would affect any of the foregoing provisions to be included in the lease set forth above without Franchisor's prior written consent.

5.4 Development of Approved Location

Franchisor shall make available to Franchisee, at no charge to Franchisee, specifications for the development of an EPIC Hybrid Training™ Facility Franchise, including specifications for the exterior and interior design and layout, fixtures, equipment, decor and signs. Such specifications are subject to alteration as Franchisor deems necessary. Franchisee shall cause the Approved Location to be developed, equipped and improved in accordance with such specifications within 270 days after the Effective Date. In connection with the development of the Approved Location, Franchisee shall:

5.4.1 employ an approved competent licensed architect, engineer or general contractor to prepare, for Franchisor's approval, preliminary specifications for improvement of the Approved Location adapted from the specifications furnished by Franchisor;

5.4.2 obtain all zoning classifications and clearances which may be required by state and local laws, ordinances or regulations, and submit to Franchisor, for Franchisor's approval, final plans for construction based upon the preliminary plans and specifications;

5.4.3 obtain all building, utility, sign, health, and business permits and licenses, and any other permits and licenses required for the build-out and operation of the Franchised EPIC Hybrid Training™ Business and certify in writing and provide evidence to Franchisor that all such permits have been obtained;

5.4.4 purchase any supplies or inventory necessary for the operation of the Franchised EPIC Hybrid Training™ Business;

5.4.5 pay the initial implementation and setup Software Fee and install the Mind body™ Software;

5.4.6 purchase and install all equipment, signs, furniture and fixtures, including any computer equipment, required for the operation of the Franchised EPIC Hybrid Training™ Business; and

5.4.7 establish broadband or high-speed Internet access and obtain one (1) telephone number dedicated to the Franchised EPIC Hybrid Training™ Business.

5.5 Failure to Develop Approved Location

Should Franchisee fail to develop the Approved Location for a EPIC Hybrid Training™ Facility Franchise within 270 days after the Effective Date, Franchisor has the right to terminate this Agreement. Franchisor shall retain the entire Franchise Fee paid by Franchisee. The Franchise Fee retained shall be specifically understood and agreed by the parties to be in consideration of the services provided, time expended, work performed, and other efforts of Franchisor up to the date of Franchisee's failure to timely commence

operations of the Franchised EPIC Hybrid Training™ Business and shall not be construed as nor considered to be a penalty.

5.6 Opening

5.6.1 Before opening the EPIC Hybrid Training™ Franchised Business and commencing business, Franchisee must:

5.6.1.1 fulfill all of the obligations of Franchisee pursuant to the other provisions of this Section 5;

5.6.1.2 furnish Franchisor with copies of all insurance policies required by this Agreement, or by the lease, or such other evidence of insurance coverage and payment of premiums as Franchisor may request;

5.6.1.3 complete initial training to the satisfaction of Franchisor;

5.6.1.4 hire and train the personnel necessary or required for the operation of the Franchised EPIC Hybrid Training™ Business;

5.6.1.5 if Franchisee is a business entity, Franchisee has caused each of its stock certificates or other ownership interest certificates to be conspicuously endorsed upon the face thereof a statement in a form satisfactory to Franchisor that such ownership interest is held subject to, and that further assignment or transfer thereof is subject to, all restrictions imposed upon transfers and assignments by this Agreement;

5.6.1.6 obtain Franchisor's permission and approval of an opening date; Franchisor shall not unreasonably withhold consent to open. Permission to open shall be based on Franchisor's determination that Franchisee is ready to open and satisfactorily prepared to operate; and

5.6.1.7 pay in full all amounts due to Franchisor.

5.6.2 Franchisee shall comply with these conditions and be prepared to open and continuously operate the Franchised EPIC Hybrid Training™ Business within two hundred seventy (270) days after the Effective Date. Time is of the essence.

5.7 Failure to Open

Should Franchisee fail to commence operations of the Approved Location for the Franchised EPIC Hybrid Training™ Business within 270 days after the Effective Date, Franchisor has the right to terminate this Agreement. If this Agreement is terminated pursuant to this Section 5.7, Franchisor shall retain the entire Franchise Fee paid by Franchisee. The Franchise Fee retained shall be specifically understood and agreed by the parties to be in consideration of the services provided, time expended, work performed, and other efforts of Franchisor up to the date of Franchisee's failure to timely commence operations of the Franchised EPIC Hybrid Training™ Business and shall not be construed as nor considered to be a penalty.

5.8 Use of Approved Location

Franchisee shall not use the Approved Location for any purpose other than for the operation of an EPIC Hybrid Training™ Facility Franchise in full compliance with this Agreement and the Confidential Operations Manual, unless approved in writing by Franchisor.

5.9 Relocation

Franchisee shall not relocate the Franchised EPIC Hybrid Training™ Business without the prior written consent of Franchisor. If the lease for the Approved Location expires or terminates through no fault of Franchisee or if the Franchised EPIC Hybrid Training™ Business's premises are destroyed, condemned or otherwise rendered unusable, Franchisee may request the right to relocate the business either permanently or temporarily as appropriate under the circumstances and Franchisor shall not unreasonably withhold its consent to such relocation. If in the judgment of Franchisor and Franchisee there is a change in the location's character sufficiently detrimental to its business potential to warrant relocation, the Franchisor will grant permission for relocation to a new location the Franchisor approves. The Franchisor will approve any relocation under the same criteria as the Franchisor then uses to approve any new location. In such cases, the Franchisee shall not be required to pay the Relocation Fee.

Should Franchisee desire to relocate the business for any other reason, Franchisee shall request the right and Franchisor may approve or disapprove such request. Any relocation of the business shall be at Franchisee's sole expense, and shall proceed in accordance with the requirements set forth in Sections 5.1 through 5.7. The Franchisee shall pay Franchisor the cost of providing the relocation assistance at the time the relocation request is submitted for approval to off-set legal, accounting, website and administrative services the Franchisor may incur because of the relocation. Notwithstanding the foregoing, Franchisor has no obligation to provide relocation assistance. If Franchisor and Franchisee do not agree upon a substitute site within ninety (90) days after the lease expires or is terminated or the Approved Location is rendered unusable, this Agreement may be terminated as provided in Section 16.2.

6. PROPRIETARY MARKS

6.1 Ownership

Franchisee's right to use the Marks is derived solely from this Agreement, is nonexclusive and is limited to the conduct of business by Franchisee pursuant to, and in compliance with, this Agreement and all applicable standards, specifications and operating procedures prescribed from time to time by Franchisor. Any unauthorized use of the Marks by Franchisee is a breach of this Agreement and an infringement of the rights of Franchisor in and to the Marks. Franchisee's use of the Marks, and any goodwill created thereby, shall inure to the benefit of Franchisor. Franchisee shall not at any time acquire an ownership interest in the Marks by virtue of any use it may make of the Marks. This Agreement does not confer any goodwill, title or interest in the Marks to Franchisee. Franchisee shall not, at any time during the term of this Agreement or after its termination or expiration, contest the validity or ownership of any of the Marks or assist any other person in contesting the validity or ownership of any of the Marks.

6.2 Limitations on Use

Franchisee shall not use any Mark or portion of any Mark as part of any business entity name. Franchisee shall not use any Mark in connection with the sale of any unauthorized product or service or in any other

manner not expressly authorized in writing by Franchisor. Franchisee shall give such notices of trademark and service mark registrations as Franchisor specifies and obtain such fictitious or assumed name registrations as may be required under applicable law to do business as a Franchised EPIC Hybrid Training™ Business. Franchisee shall not register or seek to register as a trademark or service mark, either with the United States Patent and Trademark Office or any state or foreign country, any of the Marks or a trademark or service mark that is confusingly similar to any Mark licensed to Franchisee. Franchisee shall include on its letterhead, forms, cards and other such identification, and shall display at the Approved Location, a prominent notice stating that the Franchised EPIC Hybrid Training™ Business is an "Independently Owned and Operated EPIC Hybrid Training™ Facility Franchise."

6.3 Notification of Infringements and Claims

Franchisee shall immediately notify Franchisor of any infringement of the Marks or challenge to its use of any of the Marks or claim by any person of any rights in any of the Marks. Franchisee shall not communicate with any person other than Franchisor and Franchisor's counsel in connection with any such infringement, challenge or claim; provided, however, Franchisee may communicate with Franchisee's counsel at Franchisee's expense. Franchisor has the right to take such action as it deems appropriate and the right to exclusively control any litigation or other proceeding arising out of any infringement, challenge, or claim or otherwise relating to any of the Marks. Franchisee shall execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of Franchisor's counsel, be necessary or advisable to protect and maintain Franchisor's interests in any such litigation or other proceeding or to otherwise protect and maintain Franchisor's interest in the Marks.

6.4 Indemnification for Use of Marks

Franchisor shall reimburse Franchisee for all expenses reasonably incurred by Franchisee in any trademark or similar proceeding disputing Franchisee's authorized use of any Mark, provided that Franchisee has complied with the provisions of Section 6.3 and has complied with this Agreement and Franchisor's directions in responding to such proceeding. At Franchisor's option, Franchisor or its designee may defend and control the defense of any proceeding arising directly from Franchisee's use of any Mark. This indemnification shall not include the expense to Franchisee of removing signage or discontinuance of the use of the Marks. This indemnification shall not apply to litigation between Franchisor and Franchisee wherein Franchisee's use of the Marks is disputed or challenged by Franchisor. This indemnification shall not apply to any separate legal fees or costs incurred by Franchisee in seeking independent counsel separate from the counsel representing Franchisor and Franchisee in the event of litigation disputing Franchisor and Franchisee's use of the Marks.

6.5 Discontinuance of Use

If Franchisor deems it necessary for Franchisee to modify or discontinue use of any of the Marks, and/or use one (1) or more additional or substitute trade names, trademarks, service marks or other commercial symbols, Franchisee shall comply with Franchisor's directions within ten (10) business days after notice to Franchisee by Franchisor and subject to the limitations in Section 10.2. Franchisor shall not be required to reimburse Franchisee for its expenses in modifying or discontinuing the use of a Mark or any loss of goodwill associated with any modified or discontinued Mark or for any expenditures made by Franchisee to promote a modified or substitute Mark.

6.6 Right to Inspect

To preserve the validity and integrity of the Marks and any copyrighted materials licensed hereunder, and to ensure that Franchisee is properly employing the Marks in the operation of the Franchised EPIC Hybrid Training™ Business, Franchisor and its designees have the right to enter and inspect the Franchised EPIC Hybrid Training™ Business and the Approved Location at all reasonable times and, additionally, have the right to observe the manner in which Franchisee renders services, conducts activities and operations, and to inspect facilities, equipment, products, inventory, supplies, reports, forms and documents and related data to ensure that Franchisee is operating the Franchised EPIC Hybrid Training™ Business in accordance with the quality control provisions and performance standards established by Franchisor. Franchisor and its agents shall have the right, at any reasonable time, to remove sufficient quantities of products, supplies or other items to test whether such products or items meet Franchisor's then-current standards. Franchisor or its designee has the right to observe Franchisee and its employees during the operation of the Franchised EPIC Hybrid Training™ Business and to interview and survey (whether in person or by mail) customers and employees and to photograph or videotape the operations.

6.7 Franchisor's Sole Right to Domain Name

Franchisee shall not advertise on the Internet using, or establish, create or operate an Internet site or website using a domain name or uniform resource locator containing, the Marks or the words "EPIC Hybrid Training™", or any variation thereof without Franchisor's written approval. Franchisor is the sole owner of all right, title and interest in and to such domain names, or as Franchisor shall designate in the Confidential Operations Manual.

7. TRADE SECRETS AND OTHER CONFIDENTIAL INFORMATION

7.1 Confidentiality of Trade Secrets and Other Confidential Information

Franchisee acknowledges that Franchisor shall disclose Trade Secrets and other Confidential Information to Franchisee during the training program, through the Confidential Operations Manual, and as a result of guidance furnished to Franchisee during the term of this Agreement. Franchisee shall not acquire any interest in the Trade Secrets or other Confidential Information, other than the right to use it in the development and operation of the Franchised EPIC Hybrid Training™ Business and in performing its duties during the term of this Agreement. Franchisee acknowledges that the use or duplication of the Trade Secrets or other Confidential Information in any other business venture would constitute an unfair method of competition. Franchisee acknowledges that the Trade Secrets and other Confidential Information are proprietary and are disclosed to Franchisee solely on the condition that Franchisee (and all holders of a legal or beneficial interest in Franchisee and all officers, directors, executives, managers and members of the professional staff of Franchisee): (a) shall not use the Trade Secrets or other Confidential Information in any other business or capacity; (b) shall maintain the confidentiality of the Trade Secrets and other Confidential Information during and after the term of this Agreement; (c) shall not make any unauthorized copies of any portion of the Trade Secrets or other Confidential Information disclosed in written or other tangible form; and (d) shall adopt and implement all reasonable procedures

prescribed from time to time by Franchisor to prevent unauthorized use or disclosure of the Trade Secrets and other Confidential Information. Franchisee shall enforce this Section as to its employees, agents and representatives and shall be liable to Franchisor for any unauthorized disclosure or use of Trade Secrets or other Confidential Information by any of them.

7.2 Additional Developments

All ideas, concepts, techniques or materials concerning the System or developed, in whole or in part, using Trade Secrets or other Confidential Information, whether or not protectable intellectual property and whether created by or for Franchisee or its owners or employees, shall be promptly disclosed to Franchisor and shall be deemed the sole and exclusive property of Franchisor and works made-for-hire for Franchisor, and no compensation shall be due to Franchisee or its owners or employees, and Franchisee hereby agrees to assign to Franchisor all right, title and interest in any intellectual property so developed. Franchisor has the right to incorporate such items into the System. To the extent any item does not qualify as a "work made-for-hire" for Franchisor, Franchisee shall assign, and by this Agreement, does assign, ownership of that item, and all related rights to that item, to Franchisor and shall sign any assignment or other document as Franchisor requests to assist Franchisor in obtaining or preserving intellectual property rights in the item. Franchisor shall disclose to Franchisee concepts and developments of other franchisees that are made part of the System. As Franchisor may reasonably request, Franchisee shall take all actions to assist Franchisor's efforts to obtain or maintain intellectual property rights in any item or process related to the System, whether developed by Franchisee or not.

7.3 Exclusive Relationship

Franchisee acknowledges that Franchisor would be unable to protect the Trade Secrets and other Confidential Information against unauthorized use or disclosure and would be unable to encourage a free exchange of ideas and information among EPIC Hybrid Training™ Facility franchisees if owners of EPIC Hybrid Training™ Facility Franchise and members of their immediate families or households were permitted to hold an interest in or perform services for any Competitive Business. Therefore, during the term of this Agreement, neither Franchisee nor any holder of a legal or beneficial interest in Franchisee (or any member of their families or households), nor any officer, director, executive, manager, employee or member of the professional staff of Franchisee, either directly or indirectly, for themselves, or through, on behalf of or in conjunction with any person, partnership, corporation, limited liability company or other business entity, shall:

7.3.1 Divert or attempt to divert any business or customer of the Franchised EPIC Hybrid Training™ Business to any Competitive Business, by direct or indirect inducement or otherwise, or do or perform, directly or indirectly, any other act injurious or prejudicial to the goodwill associated with the Marks or the System; or

7.3.2 Own an interest in, manage, operate, or perform services for any Competitive Business wherever located.

7.4 Non-Disclosure and Non-Competition Agreements with Certain Individuals

Franchisor has the right to require any holder of a legal or beneficial interest in Franchisee (and any member of their immediate families or households), and any officer, director, executive, manager or member of the professional staff and all employees of Franchisee to execute a nondisclosure and non-competition agreement, in a form the same as or similar to the Nondisclosure and Non-Competition Agreement attached as Exhibit 2, upon execution of this Agreement or prior to each such person's affiliation with Franchisee. Upon Franchisor's request, Franchisee shall provide Franchisor with copies of all nondisclosure and non-competition agreements signed pursuant to this Section. Such agreements shall remain on file at the offices of Franchisee and are subject to audit or review as otherwise set forth herein. Franchisor shall be a third party beneficiary with the right to enforce covenants contained in such agreements.

7.5 Reasonableness of Restrictions

Franchisee acknowledges that the restrictive covenants contained in this Section are essential elements of this Agreement and that without their inclusion, Franchisor would not have entered into this Agreement. Franchisee acknowledges that each of the terms set forth herein, including the restrictive covenants, is fair and reasonable and is reasonably required for the protection of Franchisor, the System and the Marks and Franchisee waives any right to challenge these restrictions as being overly broad, unreasonable or otherwise unenforceable.

8. TRAINING AND ASSISTANCE

8.1 Initial Training

Franchisor shall make an initial training program available to you and up to three (3) of your Designated Managers or employees. Approximately three (3) months prior to the opening of the Franchised EPIC Hybrid Training™ Business, the you and your Designated Managers must attend and successfully complete, to Franchisor's satisfaction, an initial training program pertaining to the operation and administration of the Franchised EPIC Hybrid Training™ Business including, but not limited to, sales and marketing methods; financial controls; maintenance of quality standards; customer service techniques; record keeping; and reporting procedures and other operational issues. Franchisor shall conduct the initial training program at its headquarters, at the Franchised EPIC Hybrid Training™ Business, or at another designated location. Franchisor shall not charge tuition or similar fees for initial training, however, all expenses incurred by Franchisee in attending such program including, but not limited to, travel costs, room and board expenses and employees' salaries, shall be the sole responsibility of Franchisee. Franchisee shall be responsible for training its management and other employees. Additionally you must have at least 5 of your coaches/trainers attend our EPIC Hybrid Coach/trainer training. There is no cost for up to 5 of your coaches to be trained by us. Training for your additional coaches beyond the first 5 is provided at a cost ranging from $199.00 to $299.00 per person. The coach/trainer training takes between 8 to 12 hours and is provided at Franchisor's location or one of our Affiliates' location.

8.2 Opening Assistance

In conjunction with the beginning of operation of the Franchised EPIC Hybrid Training™ Business, Franchisor shall make available to Franchisee, for a period of two days, at Franchisor's expense, one (1) of the Franchisor's representatives, experienced in the System, for the purpose of familiarizing Franchisee's staff with the EPIC Hybrid Training™ Facility techniques and for the purpose of providing general assistance and guidance in connection with the opening of the Franchised EPIC Hybrid Training™ Business. If Franchisee requests additional assistance with respect to the opening or continued operation of the Franchised EPIC Hybrid Training™ Business, and should Franchisor deem it necessary and appropriate to comply with such request, Franchisee shall pay Franchisor's then-current standard rates, plus expenses, for such additional assistance.

8.3 Failure to Complete Initial Training Program

If Franchisor determines that the Franchisee or it's Designated Manager is unable to satisfactorily complete the training program described above, Franchisor has the right to terminate this Agreement or request that the Franchisee appoints a new Designated Manager to complete the initial training program. If this Agreement is terminated pursuant to this Section 8.3, Franchisor shall refund the initial franchise fee less our cost and expenses related to processing your application, franchise sales commission, site selection evaluation, etc. (these costs and expenses shall not be less than $15,000). The refund is made upon Franchisor's receipt of a general release, the same as or similar to the General Release attached as Exhibit 1, releasing any and all claims against Franchisor, any Affiliate and their officers, directors, shareholders, managers, members, partners, owners, employees and agents (in their corporate and individual capacities).

If Franchisee is a business entity and the Designated Manager fails to complete the initial training program to Franchisor's reasonable satisfaction, Franchisee may be permitted to select a substitute Designated Manager and such substitute Designated Manager must complete the initial training to Franchisor's satisfaction.

8.4 New Designated Manager

After beginning operations, should Franchisee name a new Designated Manager, Franchisee must notify Franchisor of the identity of the new Designated Manager and the new Designated Manager must complete the initial training program to Franchisor's satisfaction within thirty (30) days of being named. The new Designated Manager may attend the initial training program without charge, provided that Franchisor has the right to require Franchisee to pay the costs of training if Franchisor determines that manager changes are excessive or caused by poor hiring practices in Franchisor's sole discretion. Franchisee shall be responsible for all travel costs, room and board and employees' salaries incurred in connection with the new Designated Manager's attendance at such training.

8.5 Ongoing Training

From time to time, Franchisor may provide and if it does, has the right to require that the Designated Manager attend ongoing training programs or seminars during the term of this Agreement. Franchisor shall may charge a fee for any mandatory ongoing training. Franchisee shall be responsible for all travel costs, room and board and employees' salaries incurred in connection with the Designated Manager's attendance at such training.

9. CONFIDENTIAL OPERATIONS MANUAL

9.1 Loan by Franchisor

While this Agreement is in effect, Franchisor shall lend to Franchisee one (1) digital copy of the Confidential Operations Manual or grant Franchisee access to an electronic copy of the Confidential Operations Manual(s). Franchisee shall conduct the Franchised EPIC Hybrid Training™ Business in accordance with the provisions set forth in the Confidential Operations Manual. The Confidential Operations Manual may consist of one (1) or more separate manuals and other materials as designated by Franchisor and may be in written or electronic form. The Confidential Operations Manual shall, at all times, remain the sole property of Franchisor and shall promptly be returned to Franchisor upon expiration or termination of this Agreement.

9.2 Revisions

Franchisor has the right to add to or otherwise modify the Confidential Operations Manual from time to time to reflect changes in the specifications, standards, operating procedures and rules prescribed by Franchisor; provided, however, that no such addition or modification shall materially alter Franchisee's fundamental status and rights under this Agreement. Franchisor may make such additions or modifications without prior notice to Franchisee. Franchisee shall immediately, upon notice, adopt any such changes and shall ensure that its copy of the Confidential Operations Manual is up-to-date at all times. If a dispute as to the contents of the Confidential Operations Manual arises, the terms of the master copy of the Confidential Operations Manual maintained by Franchisor at Franchisor's headquarters shall be controlling.

9.3 Confidentiality

The Confidential Operations Manual contains Trade Secrets and other Confidential Information of Franchisor and its contents shall be kept confidential by Franchisee both during the term of the Franchise and subsequent to the expiration and non-renewal or termination of this Agreement. Franchisee shall at all times ensure that its copy of the Confidential Operations Manual is available at the Approved Location in a current and up-to-date manner. If the Confidential Operations Manual is in paper form or stored on computer-readable media, Franchisee shall maintain the Confidential Operations Manual in a secure manner at the Approved Location; if the Confidential Operations Manual is in electronic form, Franchisee shall maintain the Confidential Operations Manual in a password-protected file. Franchisee shall only grant authorized personnel, as defined in the Confidential Operations Manual, access to the Confidential Operations Manual or any key, combination or passwords needed for access to the Confidential Operations Manual. Franchisee shall not disclose, duplicate or otherwise use any portion of the Confidential Operations Manual in an unauthorized manner.

10. FRANCHISE SYSTEM

10.1 Uniformity

Franchisee shall strictly comply, and shall cause the Franchised EPIC Hybrid Training™ Business and its employees to strictly comply, with all requirements, specifications, standards, operating procedures and

rules set forth in this Agreement, the Confidential Operations Manual or other communications supplied to Franchisee by Franchisor.

10.2 Modification of the System

Franchisor has the right to change or modify the System from time to time including, without limitation, the adoption and use of new or modified Marks or copyrighted materials, and computer hardware, software, equipment, inventory, supplies, signs or sales and marketing techniques. Franchisee shall accept and use any such changes in, or additions to, the System as if they were a part of this Agreement as of the Effective Date. Franchisee shall make such expenditures as such changes, additions or modifications in the System may reasonably require; provided, however, Franchisee shall not be required to implement or conform to any such changes, additions or modifications if the cost to do so would exceed (a) one dollar ($1.00) during the first (1st) year of the term of this Agreement; (b) thirty thousand dollars ($30,000.00) in the aggregate during any Five (5) Year period term of this Agreement (which amounts may be increased consistent with increases to the Consumer Price Index, as published by the United States Department of Labor, Bureau of Labor Statistics; or (c) one dollar ($1.00) during the final year of the term of this Agreement if Franchisee provides written notice of its intention not to renew the Franchise. Any required expenditure for changes or upgrades to the System shall be in addition to expenditures for repairs and maintenance as required in Section 13.3. Notwithstanding the foregoing, Franchisee shall be required to make any and all improvements or modifications whenever such are required by law, regulation, agency decision or court order.

10.3 Variance

Franchisor has the right to vary standards or specifications for any franchisee based upon that particular franchisee's qualifications, the peculiarities of the particular site or circumstances, the demographics of the trade area, business potential, existing business practices or any other condition which Franchisor deems to be of importance to the successful operation of any particular EPIC Hybrid Training™ Facility Franchise. Franchisor shall not be required to disclose or grant to Franchisee a like or similar variance hereunder.

11. ADVERTISING AND PROMOTIONAL ACTIVITIES

11.1 Grand Opening Advertising

Prior to and following the initial opening of the Franchised EPIC Hybrid Training™ Business, Franchisee shall spend a minimum of $1,000 to $5,000 on local advertisement and promotion of the initial opening ("Grand Opening Advertising"). Franchisor shall determine and specify an appropriate minimum amount which Franchisee shall be required to expend on Grand Opening Advertising based upon Franchisor's general assessment of the area surrounding the Franchised EPIC Hybrid Training™ Business and taking into account other potentially relevant factors, such as prevailing costs of advertising in the area, the time of year of opening and other similar factors. Further, Franchisor shall specify the time at which Franchisee shall conduct Grand Opening Advertising. Prior to their use, all materials to be used in Grand Opening Advertising must be approved by Franchisor through the process set forth in this Section 11.2. Grand Opening Advertising expenditures shall be in addition to any Marketing Fund Contributions.

11.2 Local Advertising

Franchisee shall continuously promote the Franchised EPIC Hybrid Training™ Facility. Every month, it is required that the Franchisee spend, at a minimum, the greater of 500 or 1.5% monthly on advertising, promotions and public relations within the immediate locality surrounding the Franchised EPIC Hybrid Training™ Facility ("Local Advertising"). Such expenditures shall be made directly by Franchisee, subject to the prior approval and direction of Franchisor. Franchisor shall provide general guidelines to Franchisee for conducting Local Advertising. Upon reasonable request, the Franchisee shall provide the Franchisor with samples and expenditure accounting for Local Advertising.

11.2.1 Franchisee shall submit to Franchisor, for its prior approval, all advertising and promotional materials to be used by Franchisee including, but not limited to, television ads, radio ads, ad copy, coupons, flyers, scripts, digital and direct mail. Franchisor shall use reasonable efforts to provide notice of approval or disapproval within twenty (20) days from the date all requested material is received by Franchisor. If Franchisor does not approve submitted materials by the end of such fifteen (15) day period, such materials shall be deemed to have received the required approval. Franchisee shall not use any marketing or promotional material prior to approval by Franchisor. The submission of advertising materials to Franchisor for approval shall not affect Franchisee's right to determine the prices at which Franchisee sells products or provides services.

11.3 Marketing Fund

Franchisor has the right to established and administer in the future a System-wide marketing, advertising and promotion fund to assist in Franchisor's regional and national advertising ("Marketing Fund"). Franchisee shall be required to contribute monthly to the Marketing Fund in an amount specified by Franchisor, which is current set at Zero (0%) percent of monthly Gross Sales, which the Franchisor may adjust from time to time ("Marketing Fund Contributions") but in no event shall this exceed two percent (2%) of monthly Gross Sales. Marketing Fund Contributions shall be made at the time and in the manner provided for in Section 3.6. Franchisor shall notify Franchisee at least sixty (60) days before changing Marketing Fund Contribution requirements. The Marketing Fund shall be maintained and administered by Franchisor or its designee as follows:

11.3.1 Franchisor shall oversee all marketing programs, with sole control over creative concepts, materials and media used in such programs, and the placement and allocation thereof. Franchisor does not warrant that any particular franchisee will benefit directly or *pro rata* from expenditures by the Marketing Fund. The program(s) may be local, regional or System-wide. Franchisor does not warrant the success or effectiveness of any particular marketing program.

11.3.2 Franchisee's Marketing Fund Contributions may be used to meet the costs of, or to reimburse Franchisor for its costs of, producing, maintaining, administering and directing consumer advertising (including, without limitation, the cost of preparing and conducting television, radio, Internet, magazine, newspaper, and direct mail advertising campaigns and other public relations activities; developing and/or hosting an Internet web page, or site, search engine optimization initiatives or similar activities; employing advertising agencies to assist therein; and providing promotional brochures and other marketing materials to franchisees). All Marketing Fund Contributions shall be maintained in a separate account from the monies of Franchisor and shall not be used to defray any of Franchisor's

general operating expenses, except for such reasonable costs and expenses, if any, that Franchisor may incur in activities reasonably related to the administration of the Marketing Fund.

11.3.3 Franchisor shall endeavor to spend all Marketing Fund Contributions on marketing programs and promotions during Franchisor's fiscal year within which such contributions are made. If excess amounts remain in any Marketing Fund at the end of such fiscal year, all expenditures in the following fiscal year(s) shall be made first out of such excess amounts, including any interest or other earnings of the Marketing Fund, and next out of prior year contributions and then out of current contributions.

11.3.4 Although Franchisor intends the Marketing Fund to be of perpetual duration, Franchisor has the right to terminate the Marketing Fund at any time. The Marketing Fund shall not be terminated, however, until all Marketing Fund Contributions have been expended for advertising and promotional purposes or returned to Franchisee and other franchisees on a *pro rata* basis based on total Marketing Fund Contributions made in the aggregate by each franchisee.

11.3.5 Each EPIC Hybrid Training™ Facility Franchise operated by Franchisor or an Affiliate shall make Marketing Fund Contributions at the same rate as EPIC Hybrid Training™ Facility franchisees.

11.3.6 An accounting of the operation of the Marketing Fund shall be prepared annually and shall be available to Franchisee upon request. Franchisor retains the right to have the Marketing Fund reviewed or audited and reported on, at the expense of the Marketing Fund, by an independent certified public accountant selected by Franchisor.

11.3.7 Franchisee acknowledges that the Marketing Fund is not a trust and Franchisor assumes no fiduciary duty in administering the Marketing Fund.

11.4 Cooperative Advertising

Franchisor has the right, but is not the obligation, to create a Cooperative Advertising program for the benefit of EPIC Hybrid Training™ Facility Franchise located within a particular region. Franchisor has the right to collect and designate all or a portion of the Local Advertising to payments or contributions to Franchisor for the funding of a Cooperative Advertising program. Franchisor has the right to determine the composition of all geographic territories and market areas for the implementation of each Cooperative Advertising program and to require that Franchisee participate in such Cooperative Advertising programs when established within Franchisee's region. If a Cooperative Advertising program is implemented in a particular region, Franchisor has the right to administer the Cooperative Advertising program or to establish an advertising council of franchisees to self-administer the Cooperative Advertising program. Franchisee shall participate in the council according to the rules and procedures established by the council and Franchisee shall abide by the council's decisions. Should Franchisor establish a Cooperative Advertising program or programs with or without an advertising council, Franchisor has the right, but not the obligation, to change, dissolve or merge such program(s) and/or council(s) at any time.

11.5 Internet Advertising

Franchisee may not establish a presence on, or market using, the Internet in connection with the Franchised EPIC Hybrid Training™ Business without Franchisor's prior written consent. Franchisor has established and maintains an Internet website at the uniform resource locator www.EPICHybridTraining.com that provides information about the System and the products and services that Franchisor and its franchisees provide. Franchisor reserves the right to use this uniform resource locator, or any other that it may acquire in the future, in Franchisor's sole discretion. Franchisor may (but is not required to) include at the EPIC Hybrid Training™ Facility website an interior page containing information about the Franchised EPIC Hybrid Training™ Business. If Franchisor includes such information on the EPIC Hybrid Training™ Facility website, Franchisor has the right to require Franchisee to pay Franchisor a fee ("Webpage Development Fee") to develop the page and also to require Franchisee to prepare all or a portion of the page, at Franchisee's expense, using a template that Franchisor provides. All such information shall be subject to Franchisor's approval prior to posting. Franchisor has also established and maintains an Internet website at the uniform resource locator www.EPICHybridTraining.com that is used to promote the sale of EPIC Hybrid Training™ Facility Franchises. Franchisor shall develop and maintain a webpage for the Franchised EPIC Hybrid Training™ Business with up to Three (3) related e-mail addresses and a suitable allocation of storage for each e-mail address. The webpage shall be linked to Franchisor's website at www.EpicHybridTraining.com. Franchisor retains the sole right to advertise and sell the products and services offered by EPIC Hybrid Training™ Facility Franchise and to use the Marks on the Internet, including the use of websites, domain names, uniform resource locators, keywords, linking, search engines (and search engine optimization techniques), banner ads, meta-tags, marketing, auction sites, e-commerce and co-branding arrangements. "Franchisee can operate a localized social media page, but franchisee must provide franchisor with an admin access and allow franchisor to make any changes to the site, including removing he site, if necessary. Franchisor reserves the right to change allowing franchisees to have a localized social media in the future". Franchisee may be requested to provide content for Franchisor's Internet marketing and shall be required to follow Franchisor's intranet and Internet usage rules, policies and requirements. Franchisor retains the sole right to approve any linking to, or other use of, the EPIC Hybrid Training™ Facility website. Franchisee must utilize the social media advertising services of Franchisor's approved vendor and pay all fees associated with this advertisement. This fee is currently ranges between $199.00 to $299.00 monthly.

12. ACCOUNTING, RECORDS AND REPORTING OBLIGATIONS

12.1 Records

During the term of this Agreement, Franchisee shall maintain full, complete and accurate books, records and accounts in accordance with the standard accounting system prescribed by Franchisor in the Confidential Operations Manual or otherwise in writing. Franchisee shall retain during the term of this Agreement, and for three (3) years thereafter, all books, records, and membership contracts related to the Franchised EPIC Hybrid Training™ Business including, without limitation, purchase orders, invoices, payroll records, sales tax records, state and federal tax returns, bank statements, cancelled checks, deposit receipts, cash receipts and disbursement journals, general ledgers, and any other financial records designated by Franchisor or required by law.

12.2 Gross Sales Reports

Franchisee shall maintain an accurate record of Gross Sales and shall deliver to the Franchisor via either the approved POS software, e-mail, or the franchisee intranet, a signed and verified statement of Gross Sales ("Gross Sales Report") for the week ending each Saturday in a form that Franchisor approves or provides in the Confidential Operations Manual. The Gross Sales Report for the preceding week must be provided to Franchisor by the close of business on Tuesday of each week.

12.3 Financial Statements

Franchisee shall supply to Franchisor on or before the fifth (5th) day of each month, in a form approved by Franchisor, an unaudited profit and loss statement and a balance sheet for the preceding month and the fiscal year-to-date. Franchisee shall, at its expense, submit to Franchisor within ninety (90) days after the end of each calendar year, an income statement for the calendar year just ended and a balance sheet as of the last day of the calendar year. Such financial statements shall be prepared in accordance with GAAP applied on a consistent basis. If required by Franchisor, such financial statements shall be reviewed or audited by a certified public accountant. Franchisee shall submit to Franchisor such other periodic reports in the manner and at the time specified in the Confidential Operations Manual or otherwise in writing.

12.4 Other Reports

As requested the Franchisee shall submit to Franchisor copies of all state sales tax returns that are required to be filed with the appropriate governmental agency and such other records as Franchisor may reasonably request from time to time or as specified in the Confidential Operations Manual. Franchisor shall have the right to release financial and operational information relating to the Franchised EPIC Hybrid Training™ Business to Franchisor's lenders or prospective lenders. Franchisee shall certify as true and correct all reports to be submitted pursuant to this Agreement.

12.5 Computer/Point-of-Sale System

Franchisor reserves the right to require Franchisee to purchase, install and use computer and point-of-sale systems consisting of hardware and software in accordance with Franchisor's specifications. Franchisor shall have full access to all of Franchisee's computer and point-of-sale data and systems and all related information by means of direct access, either in person or by telephone, modem or Internet to permit Franchisor to verify Franchisee's compliance with its obligations under this Agreement.

12.6 Right to Inspect

Franchisor or its designee has the right, during normal business hours, to examine, copy and audit the books, records and tax returns of Franchisee. If the audit or any other inspection should reveal that any payments to Franchisor have been underpaid, then Franchisee shall immediately pay to Franchisor the amount of the underpayment plus interest from the date such amount was due until paid at the rate of eighteen percent (18%) per annum (or the highest rate allowed by the law of the state where Franchisee is located, whichever is lower). If the audit or any other inspection should reveal that Franchisee has an underpayment of three percent (3%) or more of the amount due for any period covered by the audit, Franchisee shall, in addition, reimburse Franchisor for any and all costs and expenses connected with the audit or inspection (including, without limitation, travel expenses and reasonable accounting and attorneys' fees). The foregoing remedies shall be in addition to any other remedies Franchisor may have.

12.7 Release of Records

At Franchisor's request, Franchisee shall authorize and direct any third parties, including accounting and legal professionals, to release to Franchisor all accounting and financial records arising from or relating to the operation of the Franchised EPIC Hybrid Training™ Business including, but not limited to, records evidencing Gross Sales, profits, losses, income, tax liabilities, tax payments, revenues, expenses, and any correspondence, notes, memoranda, audits, business records, or internal accounts within said third parties' possession, custody or control, and to continue to release such records to Franchisor on a monthly basis for the length of the unexpired term of this Agreement or until such time as Franchisor withdraws its request. Franchisee shall execute all documents necessary to facilitate the release of records referenced herein to Franchisor.

13. STANDARDS OF OPERATION

13.1 Authorized Products, Services and Suppliers

13.1.1 Franchisee acknowledges that the reputation and goodwill of the System is based in large part on offering high quality products and services to its customers. Accordingly, Franchisee shall provide or offer for sale or use at the Franchised EPIC Hybrid Training™ Business only those services, products, supplies, equipment and other items that Franchisor from time to time approves (and which are not thereafter disapproved) and that comply with Franchisor's specifications and quality standards. If required by Franchisor, any such items or services shall be purchased only from "Approved Suppliers" that Franchisor designates or approves (which might include, or be limited to, Franchisor or an Affiliate). Franchisee shall not offer for sale, sell or provide through the Franchised EPIC Hybrid Training™ Business or from the Approved Location any products or services that Franchisor has not approved.

13.1.2 Franchisor shall provide Franchisee, in the Confidential Operations Manual or other written or electronic form, with a list of specifications and, if required, a list of Approved Suppliers for some or all of the supplies, furniture, fixtures, inventory, merchandise, equipment and other approved or specified items and services, and Franchisor may from time to time issue revisions to such list. If Franchisor or an Affiliate is an Approved Supplier, Franchisee shall execute a standard form purchase or supply agreement for the items to be supplied by Franchisor or its Affiliates. If Franchisee desires to utilize any products, services or new technology that Franchisor has not approved (for products and services that require supplier approval), Franchisee shall first send Franchisor sufficient information, specifications and samples for Franchisor to determine whether the service or product complies with its standards and specifications or whether the supplier meets its Approved Supplier criteria. Franchisee shall bear all expenses incurred by Franchisor in connection with determining whether it shall approve an item, service or supplier. Franchisor will decide within a reasonable time (usually thirty [30] days) after receiving the required information whether Franchisee may purchase or lease such items or services or from such supplier. Approval of a supplier may be conditioned on the supplier's ability to provide sufficient quantity of product; quality of products or services at competitive prices; production and delivery capability; and dependability and general reputation. Nothing in this Section shall be construed to require Franchisor to approve any particular supplier, or to require Franchisor to make available to prospective suppliers, standards and specifications that Franchisor deems confidential.

13.1.3 Notwithstanding anything contrary in this Agreement, Franchisor has the right to review from time to time its approval of any items or suppliers. Franchisor may revoke its approval of any item, service or supplier at any time by notifying Franchisee and/or the supplier. Franchisee shall, at its own expense, promptly cease using, selling or providing any items or services disapproved by Franchisor and shall promptly cease purchasing from suppliers disapproved by Franchisor.

13.1.4 Franchisor has the right to designate certain products and services, not otherwise authorized for general use as part of the System, to be offered locally or regionally based upon such factors as Franchisor determines including, but not limited to, franchisee qualifications, test marketing and regional or local differences. Franchisor has the right to give its consent to one (1) or more franchisees to provide certain products or services not authorized for general use as part of the System. Such consent will be based upon the factors set forth in Section 10.3 and shall not create any rights in Franchisee to provide the same products or services.

13.1.5 Franchisor has the right to retain volume rebates, markups and other benefits from suppliers or in connection with the furnishing of suppliers. We have negotiated purchase agreements with our approved product and service suppliers who have agreed to either sell their products direct to us or to you, directly or indirectly through their distributors or affiliates. We provide certain administrative, marketing, technical, advisory services and data to these supplies for which we may receive merchandising allowances or rebates of 0% - 20% on some of the products you may purchase. We may, from time to time, share these allowances or rebates with franchisees who are in good standing under their franchise agreements and who provide all the necessary product information required under the program. You may receive some benefit from dealing with other suggested suppliers simply because of the volume of business they do with our Company and franchisees, since they may offer better prices than other suppliers. Except as discussed above, we do not provide other material benefits to you based on your use of our designated or suggested suppliers. Franchisor may allow a portion of such rebates, markups and other benefits to be received by Franchisee, although Franchisee shall have no ongoing entitlement to or interest in any such benefits.

13.1.6 Franchisee must honor memberships sold by other franchisees or by an affiliate of the Franchisor and will welcome and allow the members of other EPIC Hybrid Training™ Facilities to participate in Workout and training classes and to utilize the equipment and benefits of the Facility without additional charge.

13.2 EPIC Hybrid Training™ Facility Software

13.2.1 Franchisor has developed and/or obtained the rights to use an integrated Mind Body POS and Facility Management software designed for the operation of Franchised EPIC Hybrid Training™ Business referred to as the "EPIC Hybrid Training™ Facility Software." You must purchase our approved POS and Management Software for use within your facility. The software is specifically suited for use in the operation of your EPIC Hybrid Training™ business. The cost for the software license and maintenance fee is $150 to $199 per month and is paid to our supplier. You may not use any cash registers, revenue capturing or member tracking solutions that we have not approved for use. Requirements for our POS and Management Software may include, among other things, computer hardware and related peripheral equipment, connection to remote servers, off-site electronic repositories,

at least 3 computer tablets, barcode scanners, signature pad, credit card reader, webcam and high speed Internet connection (collectively the "Technology System").

13.2.2 You will be required to; (i) input and maintain facility revenue and membership information into your POS software; (ii) enter into software license agreements, (iii) maintain, repair and upgrading of the Technology System as need or required. Neither we, nor any affiliate or third party, are obligated to provide ongoing maintenance, repairs, upgrades or updates for the Technology System. We currently do not require that you purchase a maintenance, repair, upgrade or service contract, but we reserve the right to do so in the future. As technology or software is developed in the future, we may, in our sole discretion, require you to: (i) add to your Technology System memory, ports, and other accessories or peripheral equipment or additional, new, or substitute software; and (ii) replace or upgrade your POS software. The POS software will collect and compile customer identification and other membership data. We may independently access from a remote location, at any time, all information input to and compiled by your Technology System or an off-site server.

13.3 Appearance and Condition of the Franchised EPIC Hybrid Training™ Business

Franchisee shall maintain the Franchised EPIC Hybrid Training™ Business, equipment and signage in "like new" condition, and shall repair or replace equipment, fixtures, supplies and inventory and signage as necessary to comply with the health and safety standards and specifications of Franchisor and Franchisee's lessor and any applicable laws or regulations. The expense of such maintenance shall be borne by Franchisee and shall be in addition to any required System modifications, as described in Section 10.2.

13.4 Ownership and Management

The Franchised EPIC Hybrid Training™ Business shall, at all times, be under the direct supervision of Franchisee. The Designated Manager shall devote sufficient efforts to the management of the day-to-day operation of the Franchised EPIC Hybrid Training™ Business, but not less than thirty-five (35) hours per week, excluding vacation, sick leave and similar absences. Franchisee shall keep Franchisor informed, in writing, at all times of the identity of its Designated Manager. Franchisee must not engage in any business or other activities that will conflict with its obligations under this Agreement.

13.5 Days of Operation

Franchisee shall keep the Franchised EPIC Hybrid Training™ Business open for business during normal business hours on the days as outlined in the Confidential Operations Manual and/or as the Franchisee has posted conspicuously to the public Workout and training Facility. Facilities should be opened seven days a week and club hours may vary, but should provide early morning, lunch time and evening classes.

13.6 Contributions and Donations

In order to protect the Marks, Franchisee must obtain Franchisor's prior written consent before making any contributions or donations of items, services or funds to any individual or entity, or provide any type of other benefit to any charitable, religious, political, social, civic or other type of organization (or to any

individual on behalf of any organization). Franchisor may withhold any such consent in its sole and absolute discretion.

13.7 Licenses and Permits

Franchisee shall secure and maintain in force all required licenses, permits and certificates necessary for the operation of the Franchised EPIC Hybrid Training™ Business, and shall operate the Franchised EPIC Hybrid Training™ Business in full compliance with all applicable laws, ordinances and regulations, including without limitation laws and regulations pertaining to (i) licensing and certification; (ii) contract terms and prohibitions; (iii) occupational hazards and health; (iv) handling, storage, and disposal of chemicals and other materials of a similar nature; (v) the Occupational Safety and Health Act; (vi) environmental matters; (vii) workers' compensation; (viii) insurance; (ix) unemployment insurance and withholding; and (x) payment of federal and state income taxes, Social Security taxes and sales taxes. Franchisor makes no representation to Franchisee with regard to any legal requirements that Franchisee must satisfy or comply with in connection with the operation of the Franchised EPIC Hybrid Training™ Business. Franchisee shall be solely responsible for investigating and complying with all such laws, ordinances and regulations with regard to the operation of the Franchised EPIC Hybrid Training™ Business.

13.8 Notification of Proceedings

Franchisee shall notify Franchisor in writing of any claim, demand or threatened claim of liability of, or damages against or involving Franchisee or the Franchised EPIC Hybrid Training™ Business not more than five (5) days after Franchisee acquires knowledge or receives notice of the same. Franchisee shall notify Franchisor in writing of the commencement of any action, suit or proceeding involving Franchisee or the Franchised EPIC Hybrid Training™ Business, and of the issuance of any order, writ, injunction, judgment, award or decree which may affect the operation or financial condition of the Franchised EPIC Hybrid Training™ Business not more than five (5) days after notice of such commencement or issuance. Franchisee shall deliver to Franchisor not more than five (5) days after Franchisee's receipt thereof, a copy of any inspection report, warning, certificate or rating by any governmental agency relating to any health or safety law, rule or regulation that reflects Franchisee's failure to meet and maintain the highest applicable rating or Franchisee's noncompliance or less than full compliance with any applicable law, rule or regulation.

13.9 Compliance with Good Business Practices

Franchisee acknowledges that the quality of customer service, and every detail of appearance and demeanor of the Franchisee and its employees, is material to this Agreement and the relationship created and licenses granted hereby. Therefore, Franchisee shall endeavor to maintain high standards of quality and service in the operation of the Franchised EPIC Hybrid Training™ Business. Franchisee shall at all times give prompt, courteous and efficient service to customers of the Franchised EPIC Hybrid Training™ Business. The Franchised EPIC Hybrid Training™ Business shall in all dealings with its customers, vendors and the general public, adhere to the highest standards of honesty, fair dealing and ethical conduct.

13.10 Uniforms

Franchisee shall abide by any uniform or dress code requirements stated in the Confidential Operations Manual or otherwise. Uniforms, if required, must be purchased from an Approved Supplier, if such is designated, or if none, then a supplier who meets Franchisor's specifications and quality standards for uniforms.

13.11 Vending Machines

Franchisee shall not install or use at the Franchised EPIC Hybrid Training™ Business any vending machines, amusement devices, jukeboxes, video machines or other similar devices without first securing Franchisor's written approval.

13.12 Credit Cards

Franchisee shall, at its expense, lease or purchase the necessary equipment and/or software through Franchisor's approved supplier, and shall have arrangements in place with Visa, MasterCard, Discover, American Express and such other credit card issuers as Franchisor may designate, from time to time, to enable the Franchised EPIC Hybrid Training™ Business to accept such methods of payment from its customers.

13.13 E-Mail

Franchisor shall create and maintain, up to three (3) e-mail addresses for Franchisee for purposes of communications. Franchisor may change Franchisee's e-mail address by giving written notice of such change to Franchisee. Any and all such e-mails shall be treated as the exclusive property of Franchisor, free and clear of Franchisee's claim, right and title.

13.14 Best Efforts

Franchisee shall use its best efforts to promote and increase the sales and recognition of services offered through the Franchised EPIC Hybrid Training™ Business. Franchisee shall require all of Franchisee's employees, managers, officers, agents and representatives to make a good faith effort to enhance and improve the System and the sales of all products and services provided as part of the System.

13.15 Minimum Performance Criteria.

There is no minimum Performance criteria requirements to keep your Territory (Area of Primary Responsibility). However, you must comply with the terms of the Franchise Agreement described herein.

13.16 Minimum Inventory Stock

You will be required to maintain the recommended minimum inventory level of retail merchandising products for sale within your facility, as prescribed with in the Confidential Operations Manual or otherwise in writing but at no time shall inventory levels fall below the inventory turnover rate required to maintain stocking levels during a two week business period. The minimum stocking level on all fast

moving items such as, member apparel, stickers, mats, bags etc., shall be no less than your locations monthly product inventory turn rate.

14. FRANCHISOR'S ADDITIONAL OPERATIONS ASSISTANCE

14.1 General Advice and Pricing

Franchisor shall be available to render advice, discuss problems and offer general guidance to Franchisee by telephone, e-mail, facsimile, newsletters and other methods with respect to planning, opening and operating the Franchised EPIC Hybrid Training™ Business. Franchisor shall not charge for this service, however, Franchisor retains the right to refuse or charge a fee for this service should Franchisee be deemed by Franchisor to be utilizing this service too frequently or in an unintended manner. Franchisor's advice or guidance to Franchisee relative to prices for products and services that, in Franchisor's judgment, constitutes good business practice is based upon the experience of Franchisor, its franchisees and an analysis of costs and prices charged for competitive products and services.

14.1.1 Franchisor reserves the right at any time and from to time to establish maximum, minimum and other pricing requirements on prices the Franchisee may charge for memberships, products or services to the fullest extent allowed under then-applicable law of this Agreement. If Franchisee elects to sell memberships, or any products, services, or merchandise at any price required or recommended by Franchisor, Franchisee acknowledges that Franchisor has made no guarantee or warranty that the required or recommended price will enhance Franchisee's sales or profits. Franchisee shall have the right to determine the prices to be charged for Specialized or Private training conducted with the Franchised EPIC Hybrid Training™ Business.

Because enhancing the competitive position and consumer acceptance for the EPIC Hybrid Training™ Facility membership services and products is a primary goal of Franchisor and the Franchisee, and because this objective is consistent with the long term objectives of the System, Franchisor may exercise rights with respect to the pricing of services and products offered by Franchisee at its Workout and training Facility.

These rights reserved by the Franchisor may include, without limitation: (i) setting a maximum and/or minimum retail prices which the Franchisee may charge customers for products and/or services offered and sold at its EPIC Hybrid Training™ Facility; (ii) recommending retail prices for products and services; (iii) advertising specific retail prices for some or all the products or services sold at its EPIC Hybrid Training™ Facility, which prices Franchisee must observe; (iv) engaging in marketing, promotional and related campaigns developed by Franchisor which Franchisee must participate in and which may directly or indirectly impact Franchisee's retail prices of products or services offered at the EPIC Hybrid Training™ Facility; and (v) otherwise mandating, directly or indirectly, the maximum and/or minimum retail prices which Franchisee must charge for the products and services it offers at its EPIC Hybrid Training™ Facility.

Franchisor may engage in any such activity outlined above, either periodically or throughout the term of this Agreement. In addition, Franchisor may engage in such activity only in selected certain geographic areas (cities, states, regions) as determined by Franchisor, and not others, or with regard to certain subsets of franchisees and not others. Franchisee specifically acknowledges and agrees that any maximum,

minimum or other prices recommended or required by Franchisor may or may not optimize the revenues or profitability of the EPIC Hybrid Training™ Facility and Franchisee irrevocably waives any and all claims arising from or related to our requirement or recommendation of retail pricing of products and services offered by Franchisee at its EPIC Hybrid Training™ Facility.

14.2 **Periodic Visits**

14.2.1 Franchisor or Franchisor's representative shall make periodic visits, which may be announced or unannounced, to the Franchised EPIC Hybrid Training™ Business for the purposes of consultation, assistance and guidance with respect to various aspects of the operation and management of the Franchised EPIC Hybrid Training™ Business. Franchisor and Franchisor's representatives who visit the Franchised EPIC Hybrid Training™ Business may prepare, for the benefit of both Franchisor and Franchisee, written reports detailing any problems or concerns discovered during any such visit and outlining any required or suggested changes or improvements in the operations of the Franchised EPIC Hybrid Training™ Business. A copy of any such written report shall be provided to Franchisee. Franchisee shall implement any required changes or improvements as required by Franchisor with time being of the essence.

14.2.2 Franchisor may direct a "secret shopper" to visit the Franchised EPIC Hybrid Training™ Business. Should a secret shopper or its equivalent identify a problem with the Franchised EPIC Hybrid Training™ Business, said problem shall be brought to the attention of Franchisor. Franchisor shall promptly notify Franchisee who will cure all itemized problems. If said problem is again identified within a one (1) year period, Franchisee shall be responsible for the costs of the secret shopper investigation at its Franchised EPIC Hybrid Training™ Business.

15. INSURANCE

15.1 **Types and Amounts of Coverage**

At its sole expense, Franchisee shall procure and maintain in full force and effect during the term of this Agreement, the types of insurance listed below. All policies (except any workers' compensation insurance) shall expressly name Franchisor and it's officers, shareholders and employees as an additional insured or loss payee and all shall contain a waiver of all subrogation rights against Franchisor and its successors and assigns. In addition to any other insurance that may be required by applicable law, or by lender or lessor, Franchisee shall procure:

15.1.1 "all risk" property insurance coverage on all assets including inventory, furniture, fixtures, equipment, supplies and other property used in the operation of the Franchised EPIC Hybrid Training™ Business. Franchisee's property insurance policy shall include coverage for fire, vandalism and malicious mischief and must have coverage limits of at least full replacement cost;

15.1.2 workers' compensation insurance that complies with the statutory requirements of the state in which the Franchised EPIC Hybrid Training™ Business is located and employer liability coverage with a minimum limit of one hundred thousand dollars ($100,000.00) or, if higher, the statutory minimum limit as required by state law;

15.1.3 comprehensive general liability insurance against claims for bodily and personal injury, death and property damage caused by, or occurring in conjunction with, the operation of the Franchised EPIC Hybrid Training™ Business, or Franchisee's conduct of business pursuant to this Agreement, with a minimum liability coverage of one million dollars ($1,000,000.00) per occurrence and two million dollars ($2,000,000.00) in the aggregate or, if higher, the statutory minimum limit required by state law;

15.1.4 business interruption insurance in amounts and with terms acceptable to Franchisor;

15.1.5 automobile liability insurance for owned or hired vehicles, with a combined single limit of at least one million dollars ($1,000,000.00) or, if higher, the statutory minimum limit required by state law; and

15.1.6 such insurance as necessary to provide coverage under the indemnity provisions set forth in Section 21.3.

15.2 Future Increases

Franchisor has the right to reasonably increase the minimum liability protection requirement annually and require different or additional insurance coverage(s) to reflect inflation, changes in standards of liability, future damage awards or other relevant changes in circumstances.

15.3 Carrier Standards

Such policies shall be written by an insurance company licensed in the state in which Franchisee operates and having at least an "A" Rating Classification as indicated in the latest issue of A.M. Best's Key Rating Guide. Although A.M. Best groups "A" and "A-" in the same classification, Franchisor demands an "A" rating.

15.4 Evidence of Coverage

Franchisee's obligation to obtain and maintain the foregoing policies shall not be limited in any way by reason of any insurance which may be maintained by Franchisor, nor shall Franchisee's performance of this obligation relieve it of liability under the indemnity provisions set forth in Section 21.3. Franchisee shall provide, annually, certificates of insurance showing compliance with the foregoing requirements. Such certificates shall state that said policy or policies shall not be canceled or altered without at least thirty (30) days' prior written notice to Franchisor and shall reflect proof of payment of premiums.

15.5 Failure to Maintain Coverage

Should Franchisee not procure and maintain insurance coverage as required by this Agreement, Franchisor has the right (but not the obligation) to immediately procure such insurance coverage and to charge the premiums to Franchisee, which charges, together with a reasonable fee for expenses incurred by Franchisor in connection with such procurement, shall be payable by Franchisee immediately upon notice.

16. DEFAULT AND TERMINATION

16.1 Termination by Franchisee

If Franchisee is in full compliance with all of the terms of this Agreement and Franchisor materially breaches this Agreement and fails to commence reasonable efforts to cure such breach within thirty (30) days after receiving written notice identifying the claimed breach, Franchisee may elect to terminate this Agreement unless the breach cannot reasonably be cured within such thirty (30) days. If the breach cannot reasonably be cured in such thirty (30) days, Franchisee may elect to terminate this Agreement only if Franchisor does not promptly undertake and continue efforts to cure such material breach within a reasonable period of time and furnish Franchisee reasonable proof of such efforts.

16.2 Termination by Franchisor

16.2.1 Franchisor has the right to terminate this Agreement, without any opportunity to cure by Franchisee, if Franchisee:

16.2.1.1 fails to timely select an approved site for or establish, equip and commence operations of the Franchised EPIC Hybrid Training™ Business pursuant to Section 5;

16.2.1.2 made any material misrepresentation or omission in its application for the Franchise or otherwise to Franchisor in the course of entering into this Agreement;

16.2.1.3 is convicted of or pleads no contest to a felony that is likely to adversely affect the reputation of the System, Franchisor, or the Franchised EPIC Hybrid Training™ Business;

16.2.1.4 discloses, duplicates or otherwise uses in an unauthorized manner any portion of the Confidential Operations Manual, Trade Secrets or any other Confidential Information;

16.2.1.5 surrenders or transfers control of the operation of the Franchised EPIC Hybrid Training™ Business without Franchisor's approval, makes or attempts to make an unauthorized direct or indirect assignment of the Franchise or an ownership interest in Franchisee, or fails or refuses to assign the Franchise or the interest in Franchisee of a deceased or incapacitated owner thereof as herein required;

16.2.1.6 submits to Franchisor on three (3) or more separate occasions at any time during the term of the Franchise any reports or other data, information or supporting records that understate any royalty fee or any other fees owed to Franchisor by more than three percent (3%) for any accounting period and Franchisee is unable to demonstrate that such understatements resulted from inadvertent error;

16.2.1.7 is adjudicated as bankrupt, becomes insolvent, commits any affirmative act of insolvency, or files any action or petition of insolvency; if a receiver of its property or any part thereof is appointed by a court; if it makes a general assignment for the benefit of its creditors; if a final judgment remains unsatisfied of record for thirty (30) days or longer (unless *supersedeas* bond is filed); if execution is levied against Franchisee's business or property; if a suit to foreclose any lien or mortgage against its Approved Location or equipment is instituted against Franchisee and not dismissed within thirty (30) days or is not in the process of being dismissed;

16.2.1.8 engages in any activity exclusively reserved to Franchisor;

16.2.2 Franchisor has the right to terminate this Agreement for the following breaches and defaults by giving notice of such termination stating the nature of the default; however, Franchisee may avoid termination by curing such default or failure within thirty (30) days (or by providing proof acceptable to Franchisor that Franchisee has made all reasonable efforts to cure such default or failure and shall continue to make all reasonable efforts to cure until a cure is effected if such default or failure cannot reasonably be cured before the effective date of the termination):

16.2.2.1 Franchisee's failure to pay any amounts due to Franchisor;

16.2.2.2 fails on two (2) or more separate occasions within any period of twelve (12) consecutive months to submit reports or other information or supporting records when due, to pay any Royalty fee, Marketing Fund Contribution, amounts due for purchases from Franchisor and any Affiliate, or other payment when due to Franchisor or any Affiliate,

16.2.2.3 Franchisee's failure to maintain insurance as specified in Section 15 of this Agreement;

16.2.2.4 Franchisee's failure to comply with any mandatory specification, standard or operating procedure prescribed in the Confidential Operations Manual or otherwise prescribed in writing;

16.2.2.5 Franchisee's failure to comply with or maintain image standards for the Facility,

16.2.2.6 fails to have its Designated Manager satisfactorily complete any training program pursuant to Section 8;

16.2.2.7 fails to maintain the Franchised EPIC Hybrid Training™ Business under the primary supervision of a Designated Manager during the one hundred eighty (180) days following the death or Incapacity of Franchisee or any holder of a legal or beneficial interest in Franchisee pursuant to Section 18.6;

16.2.2.8 after notice to cure, fails to refrain from activities, behavior or conduct likely to adversely affect the reputation of the System, Franchisor, or the Franchised EPIC Hybrid Training™ Business;

16.2.2.9 if required by Franchisor, fails to have any holder of a legal or beneficial interest in Franchisee (and any member of their immediate families or households), and any officer, director, executive, manager or member of the professional staff and all employees of Franchisee, execute a nondisclosure and non-competition agreement, in a form the same as or similar to the Nondisclosure and Non-Competition Agreement attached as Exhibit 2, upon execution of this Agreement or prior to each such person's affiliation with Franchisee or fails to provide Franchisor with copies of all nondisclosure and non-competition agreements signed pursuant to Section 7.4 if requested by Franchisor;

16.2.2.10 abandons, fails or refuses to actively operate the Franchised EPIC Hybrid Training™ Business for five (5) or more consecutive days (unless the Franchised EPIC Hybrid Training™ Business has not been operational for a purpose approved by Franchisor), or, if first approved by Franchisor, fails to promptly relocate the Franchised EPIC Hybrid Training™ Business following the expiration or

termination of the lease for the Approved Location, the destruction or condemnation of the Approved Location or any other event rendering the Approved Location unusable;

16.2.2.11 misuses or makes an unauthorized use of any of the Marks or commits any other act which can reasonably be expected to impair the goodwill associated with any of the Marks;

16.2.2.12 fails to comply with any applicable City, State or Federal laws or after being given notice of noncompliance;

16.2.2.13 violates on two (2) or more occasions within any period of twelve (12) consecutive months any health or safety law, ordinance or regulation, or operates the Franchised EPIC Hybrid Training™ Business in a manner that presents a health or safety hazard to its customers, employees or the general public including continuing to offer for sale any products whose approval has been revoked by Franchisor due to safety and health considerations;

16.3 Reinstatement and Extension

If provisions of this Agreement provide for periods of notice less than those required by applicable law, or provide for termination, cancellation or non-renewal other than in accordance with applicable law, Franchisor may reinstate or extend the term of this Agreement for the purpose of complying with applicable law by submitting a written notice to Franchisee without waiving any of Franchisor's rights under this Agreement.

16.4 Right of Franchisor to Discontinue Services to Franchisee

If Franchisee is in breach of any obligation under this Agreement, and Franchisor delivers to Franchisee a notice of termination pursuant to Section 16.2.2, Franchisor has the right to suspend its performance of any of its obligations under this Agreement including, without limitation, the sale or supply of any products or services for which Franchisor is an Approved Supplier to Franchisee, until such time as Franchisee corrects the breach.

16.5 Right of Franchisor to Operate Franchised EPIC Hybrid Training™ Business

Following the delivery of a notice of termination pursuant to Section 16.2.2, if necessary in Franchisor's discretion, Franchisor shall have the right, but not the obligation, to assume the operation of the Franchised EPIC Hybrid Training™ Business until such time as Franchisee corrects the breach. Franchisor may charge a management fee as stated in the Confidential Operations Manual from time to time, currently equal to four hundred, fifty dollars ($400.00) per day, and Franchisor shall be entitled to reimbursement of any expenses Franchisor incurs that are not paid out of the operating cash flow of the Franchised EPIC Hybrid Training™ Business. Notwithstanding any election by Franchisor pursuant to this Section to assume the operation of the Franchised EPIC Hybrid Training™ Business on a temporary basis, Franchisor shall have no responsibility or liability for the obligations, debts and payments under the lease for the Approved Location or otherwise.

17. RIGHTS AND DUTIES UPON EXPIRATION OR TERMINATION

17.1 **Actions to be Taken**

Except as otherwise provided herein, upon termination or expiration, this Agreement and all rights granted hereunder to Franchisee shall terminate and Franchisee shall:

17.1.1 immediately cease to operate the Franchised EPIC Hybrid Training™ Business and shall not thereafter, directly or indirectly, represent to the public or hold itself out as a present or former franchisee of Franchisor;

17.1.2 cease to use the Trade Secrets, Confidential Information, the System and the Marks including, without limitation, all signs, slogans, symbols, logos, advertising materials, stationery, forms and any other items which display or are associated with the Marks, and all necessary structural and cosmetic changes to disassociate the Franchised EPIC Hybrid Training™ Business from Franchisor's trade dress or other Marks;

17.1.3 upon demand by Franchisor, immediately assign (or, if an assignment is prohibited, sublease for the full remaining term, and on the same terms and conditions as Franchisee's lease) its interest in the lease then in effect for the Approved Location to Franchisor and Franchisee shall furnish Franchisor with evidence satisfactory to Franchisor of compliance with this obligation within thirty (30) days after termination or expiration of this Agreement, and Franchisor has the right to pay rent and other expenses directly to the party to whom such payment is ultimately due;

17.1.4 take such action as may be necessary to cancel or assign to Franchisor, at Franchisor's option, any assumed name or equivalent registration filed with state, city or county authorities which contains the name "EPIC Hybrid Training™" or any other Mark, and Franchisee shall furnish Franchisor with evidence satisfactory to Franchisor of compliance with this obligation within thirty (30) days after termination or expiration of this Agreement;

17.1.5 pay all sums owing to Franchisor and any Affiliate. In the event of termination for any default of Franchisee, such sums shall include, but not be limited to, all damages, costs and expenses, including reasonable attorneys' fees with respect to litigation, arbitration, appellate or bankruptcy proceedings, unpaid royalty fees, loss of future royalty fee payments incurred by Franchisor as a result of any early termination of this Agreement, and any other amounts due to Franchisor or any Affiliate. Pay to Franchisor all costs and expenses, including reasonable attorneys' fees, incurred by Franchisor subsequent to the termination or expiration of the Franchise in obtaining injunctive or other relief for the enforcement of any provisions of this Agreement;

17.1.6 immediately return to Franchisor the Confidential Operations Manual, Trade Secrets and all other Confidential Information including records, files, instructions, brochures, agreements, disclosure statements and any and all other materials provided by Franchisor to Franchisee relating to the operation of the Franchised EPIC Hybrid Training™ Business (all of which are acknowledged to be Franchisor's property);

17.1.7 assign all membership contracts then in effect with the Franchised EPIC Hybrid Training™ Business to Franchisor;

17.1.8 assign all telephone listings and numbers for the Franchised EPIC Hybrid Training™ Business to Franchisor and shall notify the telephone company and all listing agencies of the termination or expiration of Franchisee's right to use any telephone numbers or facsimile numbers associated with the Marks in any regular, classified or other telephone directory listing and shall authorize transfer of same to or at the direction of Franchisor;

17.1.9 comply with all other applicable provisions of this Agreement including, but not limited to, any and all covenants not to compete or other restrictive covenants

17.2 Post-Termination Covenant Not to Compete

17.2.1 Franchisee acknowledges that the restrictive covenants contained in this Section and in Section 7 are fair and reasonable and are justifiably required for purposes including, but not limited to, the following:

17.2.1.1to protect the Trade Secrets and other Confidential Information of Franchisor;

17.2.1.2to induce Franchisor to grant a Franchise to Franchisee; and

17.2.1.3to protect Franchisor against its costs in training Franchisee and its officers, directors, executives, professional staff and Designated Managers.

17.2.2 Except as otherwise approved in writing by Franchisor, neither Franchisee, nor any holder of a legal or beneficial interest in Franchisee, nor any officer, director, executive, manager, employee or member of the professional staff of Franchisee, shall, for a period of two (2) years after the expiration or termination of this Agreement, regardless of the cause of termination, either directly or indirectly, for themselves or through, on behalf of or in conjunction with, any person, persons, partnership, corporation, limited liability company or other business entity:

17.2.2.1own an interest in, manage, operate or provide services to any Competitive Business located or operating (a) within a twenty-five (25) mile radius of the Approved Location or within the Area of Primary Responsibility (whichever is greater), or (b) within a twenty-five (25) mile radius of the location of any other EPIC Hybrid Training™ Facility Franchise in existence at the time of termination or expiration; or

17.2.2.2solicit or otherwise attempt to induce or influence any customer, employee or other business associate of Franchisor to terminate or modify his, her or its business relationship with Franchisor or to compete against Franchisor.

17.2.3 In furtherance of this Section, Franchisor has the right to require certain individuals to execute standard form nondisclosure or non-competition agreements in a form the same as or similar to the Nondisclosure and Non-Competition Agreement attached as Exhibit 2.

17.3 Unfair Competition

If Franchisee operates any other business, Franchisee shall not use any reproduction, counterfeit, copy or colorable imitation of the Confidential Operations Manuals or Marks, either in connection with such other business or the promotion thereof, that is likely to cause confusion, mistake or deception, or that is likely to dilute Franchisor's rights in the Marks. Franchisee shall not utilize any designation of origin, description or representation that suggests or represents an association or connection with Franchisor. This Section is not intended as an approval of Franchisee's right to operate other businesses and in no way is it intended to contradict Sections 7, 17.1 or 17.2. If Franchisor elects not to receive an assignment or sublease of the Approved Location, Franchisee shall make such modifications or alterations to the Approved Location (including changing telephone and facsimile numbers) immediately upon termination or expiration of this Agreement as may be necessary to prevent any association between Franchisor or the System and any business subsequently operated by Franchisee or others at the Approved Location. Franchisee shall make such specific additional changes to the Approved Location as Franchisor may reasonably request for that purpose including, without limitation, removal of all physical and structural features identifying or distinctive to the System. If Franchisee fails or refuses to comply with the requirements of this Section, Franchisor has the right to enter upon the Approved Location for the purpose of making or causing to be made such changes as may be required, at the expense of Franchisee, which expense Franchisee shall pay upon demand.

17.4 Franchisor's Option to Purchase Certain Business Assets

Franchisor has the right (but not the duty), for a period of thirty (30) days after termination or expiration of this Agreement, to purchase any or all assets of the Franchised EPIC Hybrid Training™ Business including leasehold improvements, equipment, supplies and all inventory. The purchase price of equipment and fixtures shall be equal to the assets' fair market value as determined by an independent appraiser. The purchase price of inventory shall be equal to the asset's fair market value if owned outright by Franchisee, or if on consignment, the interest in the inventory shall be transferred to Franchisor thereby extinguishing Franchisee's interest therein. If Franchisor elects to exercise this option to purchase, it has the right to set off all amounts due from Franchisee under this Agreement, if any, against the purchase price.

17.5 Survival of Certain Provisions

All obligations of Franchisor and Franchisee, which expressly or by their nature survive the expiration or termination of this Agreement, shall continue in full force and effect subsequent to and notwithstanding their expiration or termination and until satisfied or by their nature expire.

18. TRANSFERABILITY OF INTEREST

18.1 Transfer by Franchisor

This Agreement and all rights and duties hereunder are fully transferable in whole or in part by Franchisor and such rights will inure to the benefit of any person or entity to whom transferred; provided, however, that with respect to any assignment resulting in the subsequent performance by the assignee of the functions of Franchisor, the assignee shall assume the obligations of Franchisor hereunder and Franchisor shall thereafter have no liability for the performance of any obligations contained in this Agreement.

18.2 Transfer by Franchisee to a Third Party

The rights and duties of Franchisee as set forth in this Agreement, and the Franchise herein granted, are personal to Franchisee (or its owners), and Franchisor has entered into this Agreement in reliance upon Franchisee's personal or collective skill and financial ability. Accordingly, neither Franchisee nor any holder of a legal or beneficial interest in Franchisee may sell, assign, convey, give away, pledge, mortgage, sublicense or otherwise transfer, whether by operation of law or otherwise, any interest in this Agreement, the Franchise granted hereby, the Approved Location used in operating the Franchised EPIC Hybrid Training™ Business, its assets or any part or all of the ownership interest in Franchisee without the prior written approval of Franchisor. Any purported transfer without such approval shall be null and void and shall constitute a material breach of this Agreement. If Franchisee is in compliance with this Agreement, Franchisor's consent to such transfer may be conditioned upon the satisfaction of the following requirements:

18.2.1 Franchisee has complied with the requirements set forth in Section 19;

18.2.2 all obligations owed to Franchisor, and all other outstanding obligations relating to the Franchised EPIC Hybrid Training™ Business, are fully paid and satisfied;

18.2.3 Franchisee (and any transferring owners, if Franchisee is a business entity) has executed a general release, in a form the same as or similar to the General Release attached as Exhibit 1, of any and all claims against Franchisor, including its officers, directors, shareholders, managers, members, partners, owners, employees and agents (in their corporate and individual capacities), including, without limitation, claims arising under federal, state or local laws, rules or ordinances, and any other matters incident to the termination of this Agreement or to the transfer of Franchisee's interest herein or to the transfer of Franchisee's ownership of all or any part of the Franchise; provided, however, that if a general release is prohibited, Franchisee shall give the maximum release allowed by law;

18.2.4 the prospective transferee has satisfied Franchisor that it meets Franchisor's management, business and financial standards, and otherwise possesses the character and capabilities, including business reputation and credit rating, as Franchisor may require to demonstrate ability to conduct the Franchised EPIC Hybrid Training™ Business;

18.2.5 the transferee and, if Franchisor requires, all persons owning any interest in the transferee, have executed the then-current franchise agreement for new franchisees, which may be substantially different from this Agreement, including different royalty fee and Marketing Fund Contribution rates and other material provisions, and the franchise agreement then executed shall be for the term specified in such agreement;

18.2.6 the transferee has executed a general release, in a form the same as or similar to the General Release attached as Exhibit 1, of any and all claims against Franchisor and its officers, directors, shareholders, managers, members, partners, owners, employees and agents (in their corporate and individual capacities), with respect to any representations regarding the Franchise or the business conducted pursuant thereto or any other matter that may have been made to the transferee by Franchisee;

18.2.7 Franchisee has provided Franchisor with a complete copy of all contracts and agreements and related documentation between Franchisee and the prospective transferee relating to the intended sale or transfer of the Franchise;

18.2.8 Franchisee, or the transferee, has paid to Franchisor a transfer fee in the amount of the greater of 10% of sale price when franchise is sold to a third party, or four thousand dollars ($4,000) when you transfer either the Franchise Agreement or Development Agreement.;

18.2.9 the transferee, or all holders of a legal or beneficial interest in the transferee, has agreed to be personally bound jointly and severally by all provisions of this Agreement for the remainder of its term by executing a personal guaranty in such form as prepared by Franchisor;

18.2.10 Franchisee has agreed to be bound to the obligations of the new franchise agreement and to guarantee the full performance thereof by the transferee, if required by Franchisor;

18.2.11 the transferee has obtained all necessary consents and approvals by third parties (such as the lessor of the Approved Location) and all applicable federal, state and local laws, rules, ordinances and requirements applicable to the transfer have been complied with or satisfied;

18.2.12 Franchisee has, and if Franchisee is an entity, all of the holders of a legal and beneficial interest in Franchisee have executed and delivered to Franchisor a nondisclosure and non-competition agreement in a form satisfactory to Franchisor and in substance the same as the nondisclosure and non-competition covenants contained in Sections 7 and 17;

18.2.13 the transferee agrees that its Designated Manager shall complete, to Franchisor's satisfaction, a training program in substance similar to the initial training described in Section 8.1 prior to assuming the management of the day-to-day operation of the Franchised EPIC Hybrid Training™ Business; and

18.2.14 the transferee has obtained all necessary types of insurance as described in Section 15.1.

18.3 <u>Transfer to a Controlled Entity</u>

18.3.1 If Franchisee wishes to transfer this Agreement or any interest herein to a corporation, limited liability company or other legal entity which shall be entirely owned by Franchisee ("Controlled Entity"), which Controlled Entity is being formed for the financial planning, tax or other convenience of Franchisee, Franchisor's consent to such transfer shall be conditioned upon the satisfaction of the following requirements:

18.3.1.1 the Controlled Entity is newly organized and its charter or articles of formation provides that its activities are confined exclusively to the operation of the Franchised EPIC Hybrid Training™ Business;

18.3.1.2 Franchisee or all holders of a legal or beneficial interest in Franchisee own all of the equity and voting power of the outstanding stock or other capital interest in the Controlled Entity;

18.3.1.3 all obligations of Franchisee to Franchisor or any Affiliate are fully paid and satisfied; provided, however, that neither Franchisee nor the Controlled Entity shall be required to pay a transfer fee as required pursuant to Section 18.2;

18.3.1.4 the Controlled Entity has entered into a written agreement with Franchisor expressly assuming the obligations of this Agreement and all other agreements relating to the operation of the Franchised EPIC Hybrid Training™ Business. If the consent of any other party to any such other agreement is required, Franchisee has obtained such written consent and provided the same to Franchisor prior to consent by Franchisor;

18.3.1.5 all holders of a legal or beneficial interest in the Controlled Entity have entered into an agreement with Franchisor jointly and severally guaranteeing the full payment of the Controlled Entity's obligations to Franchisor and the performance by the Controlled Entity of all the obligations of this Agreement;

18.3.1.6 each stock certificate or other ownership interest certificate of the Controlled Entity has conspicuously endorsed upon the face thereof a statement in a form satisfactory to Franchisor that it is held subject to, and that further assignment or transfer thereof is subject to, all restrictions imposed upon transfers and assignments by this Agreement; and

18.3.1.7 copies of the Controlled Entity's articles of incorporation or organization, bylaws, operating agreement, federal tax identification number and other governing regulations or documents, including resolutions of the board of directors authorizing entry into this Agreement, have been promptly furnished to Franchisor. Any amendment to any such documents shall also be furnished to Franchisor immediately upon adoption.

18.3.2 The term of the transferred franchise shall be the unexpired term of this Agreement, including all renewal rights, subject to any and all conditions applicable to such renewal rights.

18.3.3 Franchisor's consent to a transfer of any interest in this Agreement, or of any ownership interest in the Franchised EPIC Hybrid Training™ Business, shall not constitute a waiver of any claims Franchisor may have against the transferor or the transferee, nor shall it be deemed a waiver of Franchisor's right to demand compliance with the terms of this Agreement.

18.4 <u>Franchisor's Disclosure to Transferee</u>

Franchisor has the right, without liability of any kind or nature whatsoever to Franchisee, to make available for inspection by any intended transferee of Franchisee all or any part of Franchisor's records relating to this Agreement, the Franchised EPIC Hybrid Training™ Business or to the history of the relationship of the parties hereto. Franchisee hereby specifically consents to such disclosure by Franchisor and shall release and hold Franchisor harmless from and against any claim, loss or injury resulting from an inspection of Franchisor's records relating to the Franchised EPIC Hybrid Training™ Business by an intended transferee identified by Franchisee.

18.5 <u>For-Sale Advertising</u>

Franchisee shall not, without prior written consent of Franchisor, place in, on or upon the location of the Franchised EPIC Hybrid Training™ Business, or in any communication media, any form of advertising relating to the sale of the Franchised EPIC Hybrid Training™ Business or the rights granted hereunder.

18.6 Transfer by Death or Incapacity

18.6.1 Upon the death or Incapacity of Franchisee (if Franchisee is an individual) or any holder of a legal or beneficial interest in Franchisee (if Franchisee is a business entity), the appropriate representative of such person (whether administrator, personal representative or trustee) shall, within a reasonable time not exceeding one hundred eighty (180) days following such event, transfer such individual's interest in the Franchised EPIC Hybrid Training™ Business or in Franchisee to a third party approved by Franchisor. Such transfers, including transfers by will or inheritance, shall be subject to the conditions for assignments and transfers contained in this Agreement, unless prohibited by the laws of the state wherein Franchisee resided, with such choice of law provision being applicable only for this Section 18.6. During such one hundred eighty (180) day period, the Franchised EPIC Hybrid Training™ Business must remain at all times under the primary management of a Designated Manager who otherwise meets Franchisor's management qualifications.

18.6.2 Following such a death or Incapacity of such person as described in this Section 18.6, if necessary in Franchisor's discretion, Franchisor shall have the right, but not the obligation, to assume operation of the Franchised EPIC Hybrid Training™ Business until the deceased or incapacitated owner's interest is transferred to a third party approved by Franchisor. Franchisor may charge a management fee as stated in the Confidential Operations Manual from time to time, currently equal to four hundred dollars ($400.00) per day, and Franchisor shall be entitled to reimbursement of any expenses Franchisor incurs that are not paid out of the operating cash flow of the Franchised EPIC Hybrid Training™ Business.

19. RIGHT OF FIRST REFUSAL

19.1 Submission of Offer

If Franchisee, or any of its owners, proposes to sell or otherwise transfer (including a transfer by death or Incapacity pursuant to Section 18.6) the Franchised EPIC Hybrid Training™ Business (or any of its assets outside of the normal course of business), any ownership interest in Franchisee or any ownership interest in the Franchise granted hereunder, Franchisee shall obtain and deliver a *bona fide*, executed written offer or proposal to purchase, along with all pertinent documents including any contract or due diligence materials, to Franchisor, except with regards to a sale or transfer to a family member. The offer must apply only to an approved sale of the assets or interests listed above and may not include any other property or rights of Franchisee or any of its owners.

19.2 Franchisor's Right to Purchase

Unless the proposed sale or transfer is to a member of the immediate family of a holder of a legal or beneficial interest in Franchisee, Franchisor shall, for thirty (30) days from the date of delivery of all such documents, have the right, exercisable by written notice to Franchisee, to purchase the offered assets or interest for the price and on the same terms and conditions contained in such offer communicated to Franchisee. Franchisor has the right to substitute cash for the fair market value of any form of payment

proposed in such offer. Franchisor's credit shall be deemed at least equal to the credit of any proposed buyer. After providing notice to Franchisee of Franchisor's intent to exercise this right of first refusal, Franchisor shall have up to sixty (60) days to close the purchase. Franchisor shall be entitled to receive from Franchisee all customary representations and warranties given by Franchisee as the seller of the assets or such ownership interest or, at Franchisor's election, such representations and warranties contained in the proposal.

19.3 Non-Exercise of Right of First Refusal

If Franchisor does not exercise its right of first refusal within thirty (30) days from the date of delivery of all such documents, the offer or proposal may be accepted by Franchisee or any of its owners, subject to Franchisor's prior written approval as required by Section 18.2. Should the sale fail to close within one hundred twenty (120) days after the offer is delivered to Franchisor, Franchisor's right of first refusal shall renew and be implemented in accordance with this Section 19.

19.4 Sales or Transfers to Family Excepted

If Franchisee, or any of its owners, proposes to sell or otherwise transfer the Franchised EPIC Hybrid Training™ Business (or any of its assets outside of the normal course of business), any ownership interest in Franchisee or any ownership interest in the Franchise granted hereunder to a member of Franchisee's (or its owners') family, then the terms and conditions of this Section 19 shall be inapplicable, except that the transferee(s) must enter into and execute all necessary documentation including, but not limited to, the personal guaranty, covenants not to compete and all other ancillary documentation contemplated by this Agreement. Nothing in this Section 19.4 shall be construed to relieve Franchisee from full compliance with the terms and conditions of Section 18.2 prior to a sale or transfer to family pursuant to this Section.

20. BENEFICIAL OWNERS OF FRANCHISEE

Franchisee represents, and Franchisor enters into this Agreement in reliance upon such representation, that the individuals identified in Exhibit 4 are the sole holders of a legal or beneficial interest (in the stated percentages) of Franchised Business.

21. RELATIONSHIP AND INDEMNIFICATION

21.1 Relationship

This Agreement is purely a contractual relationship between the parties and does not appoint or make Franchisee an agent, legal representative, joint venture partner, employee, servant or independent contractor of Franchisor for any purpose whatsoever. Franchisee may not represent or imply to third parties that Franchisee is an agent of Franchisor, and Franchisee is in no way authorized to make any contract, agreement, warranty or representation on behalf of Franchisor, or to create any obligation, express or implied, on Franchisor's behalf. During the term of this Agreement, and any extension or renewal hereof, Franchisee shall hold itself out to the public only as a franchisee and an owner of the Franchised EPIC Hybrid Training™ Business operating the Franchised EPIC Hybrid Training™ Business pursuant to a franchise from Franchisor. Franchisee shall take such affirmative action as may be necessary to do so including, without limitation, exhibiting a notice of that fact in a conspicuous place on

the Approved Location and on all forms, stationery or other written materials, the content of which Franchisor has the right to specify. Under no circumstances shall Franchisor be liable for any act, omission, contract, debt, nor any other obligation of Franchisee. Franchisor shall in no way be responsible for any injuries to persons or property resulting from the operation of the Franchised EPIC Hybrid Training™ Business. Any third party contractors and vendors retained by Franchisee to convert or construct the premises are independent contractors of Franchisee alone.

21.2 Standard of Care

This Agreement does not establish a fiduciary relationship between the parties. Unless otherwise specifically provided in this Agreement with respect to certain issues, whenever this Agreement requires Franchisee to obtain Franchisor's written consent or permits Franchisee to take any action or refrain from taking any action, Franchisor is free to act in its own self-interest without any obligation to act reasonably, to consider the impact on Franchisee or to act subject to any other standard of care limiting Franchisor's right, except as may be provided by statute or regulation.

21.3 Indemnification

Franchisee shall hold harmless and indemnify Franchisor, any Affiliate, all holders of a legal or beneficial interest in Franchisor and all officers, directors, executives, managers, members, partners, owners, employees, agents, successors and assigns (collectively "Franchisor Indemnities") from and against all losses, damages, fines, costs, expenses or liability (including reasonable attorneys' fees and all other costs of litigation) incurred in connection with any action, suit, demand, claim, investigation or proceeding, or any settlement thereof, which arises from or is based upon Franchisee's (a) ownership or operation of the Franchised EPIC Hybrid Training™ Business; (b) violation, breach or asserted violation or breach of any federal, state or local law, regulation or rule; (c) breach of any representation, warranty, covenant, or provision of this Agreement or any other agreement between Franchisee and Franchisor (or an Affiliate); (d) breach of the lease for the premises of the Franchised EPIC Hybrid Training™ Business; (e) defamation of Franchisor or the System; (f) acts, errors or omissions committed or incurred in connection with the Franchised EPIC Hybrid Training™ Business, including any negligent or intentional acts; or (g) infringement, violation or alleged infringement or violation of any Mark, patent or copyright or any misuse of the Trade Secrets or other Confidential Information. The obligations of this Section 21.3 shall expressly survive the termination of this Agreement.

21.4 Right to Retain Counsel

Franchisee shall give Franchisor immediate notice of any such action, suit, demand, claim, investigation or preceding that may give rise to a claim for indemnification by a Franchisor Indemnities. Franchisor has the right to retain counsel of its own choosing in connection with any such action, suit, demand, claim, investigation or proceeding. In order to protect persons, property, Franchisor's reputation or the goodwill of others, Franchisor has the right to, at any time without notice, take such remedial or corrective actions as it deems expedient with respect to any action, suit, demand, claim, investigation or proceeding if, in Franchisor's sole judgment, there are grounds to believe any of the acts or circumstances listed above have occurred. If Franchisor's exercise of its rights under this Section to take remedial or corrective action, causes any of Franchisee's insurers to refuse to pay a third party claim, all cause of action and legal remedies Franchisee might have against such insurer shall automatically be assigned to Franchisor without

the need for any further action on either party's part. Under no circumstances shall Franchisor be required or obligated to seek coverage from third parties or otherwise mitigate losses in order to maintain a claim against Franchisee. The failure to pursue such remedy or mitigate such loss shall in no way reduce the amounts recoverable by Franchisor from Franchisee.

22. GENERAL CONDITIONS AND PROVISIONS

22.1 No Waiver

No failure of Franchisor to exercise any power reserved to it hereunder, or to insist upon strict compliance by Franchisee with any obligation or condition hereunder, and no custom nor practice of the parties in variance with the terms hereof, shall constitute a waiver of Franchisor's right to demand exact compliance with the terms of this Agreement. Waiver by Franchisor of any particular default by Franchisee shall not be binding unless in writing and executed by Franchisor and shall not affect nor impair Franchisor's right with respect to any subsequent default of the same or of a different nature. Subsequent acceptance by Franchisor of any payment(s) due shall not be deemed to be a waiver by Franchisor of any preceding breach by Franchisee of any terms, covenants or conditions of this Agreement.

22.2 Injunctive Relief

As any breach by Franchisee of any of the restrictions contained in Sections 6, 7 and 17 would result in irreparable injury to Franchisor, and as the damages arising out of any such breach would be difficult to ascertain, in addition to all other remedies provided by law or in equity, Franchisor shall be entitled to seek injunctive relief (whether a restraining order, a preliminary injunction or a permanent injunction) against any such breach, whether actual or contemplated. Franchisor's right to seek injunctive relief will not affect the parties' waiver of jury trial and covenant to arbitrate all disputes in accordance with Section 23.7. Franchisor's rights herein shall include pursuing injunctive relief through arbitration or in state or federal court.

22.3 Notices

All notices required or permitted under this Agreement shall be in writing and shall be deemed received: (a) at the time delivered by hand to the recipient party (or to an officer, director or partner of the recipient party); (b) on the next business day after transmission by facsimile or other reasonably reliable electronic communication system; (c) two (2) business days after being sent via guaranteed overnight delivery by a commercial courier service; or (d) five (5) business days after being sent by Registered Mail, return receipt requested. Either party may change its address by a written notice sent in accordance with this Section 22.3. All notices, payments and reports required by this Agreement shall be sent to the Parties at their respective addresses, as follows:

To the Franchisor: EPIC Global Franchising, LLC
620 South Miami Avenue
Miami, FL 33130
305-942-8821
E-mail: franchise@epichybridtraining.com

Franchisee ________________________

Attn: ____________________

____

____

Fax No.: __________________

E-mail: ___________________

22.4 Cost of Enforcement or Defense

If Franchisor or Franchisee is required to enforce this Agreement in a judicial or arbitration proceeding, the prevailing party shall be entitled to reimbursement of its costs, including reasonable accounting and attorneys' fees, in connection with such proceeding.

22.5 Unlimited Guaranty and Assumption of Obligations

All holders of a legal or beneficial interest in Franchisee of five percent (5%) or greater shall be required to execute, as of the date of this Agreement, the Unlimited Guaranty and Assumption of Obligations attached as Exhibit 3, through which such holders agree to assume and discharge all of Franchisee's obligations under this Agreement and to be personally liable hereunder for all of the same.

22.6 Approvals

Whenever this Agreement requires the prior approval or consent of Franchisor, Franchisee shall make a timely written request to Franchisor for such approval and, except as otherwise provided herein, any approval or consent granted shall be effective only if in writing. Franchisor makes no warranties or guarantees upon which Franchisee may rely, and assumes no liability or obligation to Franchisee or any third party to which it would not otherwise be subject, by providing any waiver, approval, advice, consent or services to Franchisee in connection with this Agreement, or by reason of any neglect, delay or denial of any request for approval.

22.7 Entire Agreement

This Agreement and all exhibits to this Agreement constitute the entire agreement between the parties and supersede any and all prior negotiations, understandings, representations and agreements. Nothing in this or in any related agreement, however, is intended to disclaim the representations Franchisor made in the Franchise Disclosure Document that Franchisor furnished to Franchisee. Franchisee acknowledges that Franchisee is entering into this Agreement as a result of its own independent investigation of the Franchised EPIC Hybrid Training™ Business and not as a result of any representations about Franchisor made by its shareholders, officers, directors, employees, agents, representatives, independent contractors, brokers, agents or franchisees that are contrary to the terms set forth in this Agreement, or in any disclosure document, prospectus or other similar document required or permitted to be given to Franchisee pursuant to applicable law.

22.8 Severability and Modification

22.8.1 Except as noted below, each paragraph, part, term and provision of this Agreement shall be considered severable. If any paragraph, part, term or provision herein is ruled to be unenforceable, unreasonable or invalid, such ruling shall not impair the operation of or affect the remaining portions, paragraphs, parts, terms and provisions of this Agreement, and the latter shall continue to be given full force and effect and bind the parties; and such unenforceable, unreasonable or invalid paragraphs, parts, terms or provisions shall be deemed not part of this Agreement. If Franchisor determines that a finding of invalidity adversely affects the basic consideration of this Agreement, Franchisor has the right to, at its option, terminate this Agreement.

22.8.2 Notwithstanding the above, each of the covenants contained in Sections 7 and 17 shall be construed as independent of any other covenant or provision of this Agreement. If all or any portion of any such covenant is held to be unenforceable, unreasonable or invalid, then it shall be amended to provide for limitations on disclosure of Trade Secrets or other Confidential Information or on competition to the maximum extent provided or permitted by law.

22.9 Construction

All captions herein are intended solely for the convenience of the parties, and none shall be deemed to affect the meaning or construction of any provision hereof.

22.10 Force Majeure

Whenever a period of time is provided in this Agreement for either party to perform any act, except pay monies, neither party shall be liable nor responsible for any delays due to strikes, lockouts, casualties, acts of God, war, terrorism, governmental regulation or control or other causes beyond the reasonable control of the parties, and the time period for the performance of such act shall be extended for the amount of time of the delay. This clause shall not result in an extension of the term of this Agreement.

22.11 Timing

Time is of the essence. Except as set forth in Section 22.10, failure to perform any act within the time required or permitted by this Agreement shall be a material breach.

22.12 Withholding Payments

Franchisee shall not, for any reason, withhold payment of any Royalty fees or other amounts due to Franchisor or to an Affiliate. Franchisee shall not withhold or offset any amounts, damages or other monies allegedly due to Franchisee against any amounts due to Franchisor. No endorsement or statement on any payment for less than the full amount due to Franchisor will be construed as an acknowledgment of payment in full, or an accord and satisfaction, and Franchisor has the right to accept and cash any such payment without prejudice to Franchisor's right to recover the full amount due, or pursue any other remedy provided in this Agreement or by law. Franchisor has the right to apply any payments made by Franchisee against any of Franchisee's past due indebtedness as Franchisor deems appropriate.

Franchisor shall set off sums Franchisor owes to Franchisee against any unpaid debts owed by Franchisee to Franchisor.

22.13 Further Assurances

Each party to this Agreement will execute and deliver such further instruments, contracts, forms or other documents, and will perform such further acts, as may be necessary or desirable to perform or complete any term, covenant or obligation contained in this Agreement.

22.14 Third-Party Beneficiaries

Except as otherwise expressly stated in this Agreement, nothing in this Agreement is intended, nor shall be deemed, to confer upon any person or legal entity other than Franchisor or Franchisee, and their respective successors and assigns as may be contemplated by this Agreement, any rights or remedies under this Agreement.

22.15 Multiple Originals

Both parties will execute multiple copies of this Agreement, and each executed copy will be deemed an original.

23. DISPUTE RESOLUTION

23.1 Choice of Law

Except to the extent this Agreement or any particular dispute is governed by the U.S. Trademark Act of 1946 or other federal law, this Agreement shall be governed by and construed in accordance with the laws of the State of Florida (without reference to its conflict of laws principles). The Federal Arbitration Act shall govern all matters subject to arbitration. References to any law refer also to any successor laws and to any published regulations for such law as in effect at the relevant time. References to a governmental agency also refer to any regulatory body that succeeds the function of such agency.

23.2 Consent to Jurisdiction

Any action brought by either party except those claims required to be submitted to arbitration, shall only be brought in the appropriate state or federal court located in or serving Miami-Dade County, Florida. The parties waive all questions of personal jurisdiction or venue for the purposes of carrying out this provision. Claims for injunctive relief may be brought by Franchisor where Franchisee is located. This exclusive choice of jurisdiction and venue provision shall not restrict the ability of the parties to confirm or enforce judgments or arbitration awards in any appropriate jurisdiction.

23.3 Cumulative Rights and Remedies

No right or remedy conferred upon or reserved to Franchisor or Franchisee by this Agreement is intended to be, nor shall be deemed, exclusive of any other right or remedy herein or by law or equity provided or permitted, but each shall be in addition to every other right or remedy. Nothing contained herein shall bar

Franchisor's right to obtain injunctive relief against threatened conduct that may cause it loss or damages, including obtaining restraining orders and preliminary and permanent injunctions.

23.4 Limitations of Claims

Any claim concerning the Franchised EPIC Hybrid Training™ Business or this Agreement or any related agreement will be barred unless an action for a claim is commenced within one (1) year from the date on which Franchisee or Franchisor knew or should have known, in the exercise of reasonable diligence, of the facts giving rise to the claim.

23.5 Limitation of Damages

Franchisee and Franchisor each waive, to the fullest extent permitted by law, any right or claim for any punitive or exemplary damages against the other and agree that if there is a dispute with the other, each will be limited to the recovery of actual damages sustained by it including reasonable accounting and legal fees as provided in Section 22.4. Franchisee waives and disclaims any right to consequential damages in any action or claim against Franchisor concerning this Agreement or any related agreement. In any claim or action brought by Franchisee against Franchisor concerning this Agreement, Franchisee's contract damages shall not exceed and shall be limited to refund of Franchisee's Franchise Fee and Royalty fees.

23.6 Jury Trial and Class Action Waiver

Franchisee and Franchisor each irrevocably waive trial by jury in any action proceeding or counterclaim, whether at law or equity, regardless of which party brings the suit. This wavier shall apply to any matter whatsoever between the parties hereto which arises out of or is related in any way to this Agreement, the performance of either party, and/or your purchase from EPIC Hybrid Training™ Facility Franchise, and/or any goods and services. The parties agree that all proceedings will be conducted on an individual, not class-wide basis, and that any proceeding between you and EPIC Global Franchising, LLC or its affiliates, officers, shareholders or employees may not be consolidated with any other proceeding between EPIC Global Franchising, LLC and any other personal or entity.

23.7 Arbitration

This Agreement evidences a transaction involving commerce and, therefore, the Federal Arbitration Act, Title 9 of the United States Code is applicable to the subject matter contained herein. Except for controversies or claims relating to the ownership of any and all intellectual property rights, including, but not limited to, Franchisor's Marks, copyrights or the unauthorized use or disclosure of Franchisor's Confidential Information, covenants against competition and other claims for injunctive relief, all disputes arising out of or relating to this Agreement or to any other agreements between the parties, or with regard to interpretation, formation or breach of this or any other agreement between the parties, shall be settled by binding arbitration conducted in Miami-Dade County, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The proceedings will be held by a single arbitrator agreed upon by the parties or otherwise appointed by the District Court for the State of Florida and located in Miami-Dade County, Florida. The decision of the arbitrator will be final and binding upon the parties. Judgment upon the award rendered by the arbitrator may be entered in any court having personal and subject matter jurisdiction. The parties agree that any arbitration arising out

of a dispute related to this Agreement is only a matter between the Franchisee and Franchisor and no other Franchisee, area developers, or business owners, if any. The Franchise agree not to join or attempt to join other franchisees, area developers, business owners (if any), or other third-parties in any arbitration or legal proceeding and to refrain from participating in any class action or class wide litigation or arbitration proposed or asserted by one or more other franchisees.

Franchisee acknowledges that it has read the terms of this binding arbitration provision and affirms that this provision is entered into willingly and voluntarily and without any fraud, duress or undue influence on the part of Franchisor or any of Franchisor's agents or employees.

24. ACKNOWLEDGMENTS

24.1 Receipt of this Agreement and the Franchise Disclosure Document

Franchisee represents and acknowledges that it has received, read and understands this Agreement and Franchisor's Franchise Disclosure Document; and that Franchisor has accorded Franchisee ample time and opportunity to consult with advisors of its own choosing about the potential benefits and risks of entering into this Agreement. Franchisee represents and acknowledges that it has received, at least fourteen (14) calendar-days prior to the date on which this Agreement was executed, the Disclosure Document required by the Trade Regulation Rule of the Federal Trade Commission entitled Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures.

24.2 Consultation by Franchisee

Franchisee represents that it has been urged to consult with its own advisors with respect to the legal, financial and other aspects of this Agreement, the business franchised hereby and the prospects for that business. Franchisee represents that it has either consulted with such advisors or has deliberately declined to do so.

24.3 True and Accurate Information

Franchisee represents that all information set forth in any and all applications, financial statements and submissions to Franchisor is true, complete and accurate in all respects, and Franchisee acknowledges that Franchisor is relying upon the truthfulness, completeness and accuracy of such information.

24.4 No Violation of Other Agreements

Franchisee represents that its execution of this Agreement will not violate any other agreement or commitment to which Franchisee or any holder of a legal or beneficial interest in Franchisee is a party.

24.5 Mutual Non-Disparagement

Both the Franchisor and Franchisee agree that except for good faith responses to inquires under oath in response to a court order, governmental inquiries or procedure to enforce this agreement, neither will make or encourage others to make any statements (written or verbal) that defamers, disparages, slanders or in any other way criticizes the personal or business reputation, practices, it's employees, directors and officers of the other, to any third party reasonably likely to be harmful or injurious to the goodwill,

reputation or business standing of the other party. Both Parties acknowledge and agree that this prohibition extends to statements, written or verbal, made to anyone, including but not limited to, the news media, investors, potential investors, advisors, industry analysts, competitors, vendors, employees (past and present), and clients. Both Parties understand and agree that this Paragraph is a material provision of this Agreement and that any breach of this Paragraph shall be a material breach of this Agreement, and that each Party would be irreparably harmed by violation of this provision.

24.6 Risk

Franchisee represents that it has conducted an independent investigation of the business contemplated by this Agreement and acknowledges that, like any other business, an investment in an EPIC Hybrid Training™ Facility Franchise involves business risks and that the success of the venture is dependent, among other factors, upon the business abilities and efforts of Franchisee. Franchisor makes no representations or warranties, express or implied, in this Agreement or otherwise, as to the potential success of the business venture contemplated hereby.

24.7 No Guarantee of Success

Franchisee represents and acknowledges that it has not received or relied on any guarantee, express or implied, as to the revenues, profits or likelihood of success of the Franchised EPIC Hybrid Training™ Business. Franchisee represents and acknowledges that there have been no representations by the Franchisor's officers, directors, shareholders, employees, or by any business broker or agent that are not contained in, or are inconsistent with, the statements made in this Agreement and the Franchise Disclosure Document.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby have duly executed this Agreement.

EPIC Global Franchising, LLC:

By:__________________________________

Name printed:__________________________

Title:_________________________________

FRANCHISEE:__________________________
(type/print name)

By:__________________________________

Name:________________________________

Title:_________________________________

[or, if an individual]

Signed:________________________________

Name printed:____________________________

EXHIBIT A-2 TO DISCLOSURE DOCUMENT

REGIONAL AREA DEVELOPMENT AGREEMENT

THIS AGREEMENT dated this ____ day of __________, 20____ is made by and between ____________________________________, a(n) "Individual/Corporation" with its principal office located at ____ hereafter referred to as ("Developer"), and EPIC Global Franchising, LLC, a Florida Limited Liability Company with its principal place of business located at 620 South Miami Avenue, Miami, Florida 33130 ("EPIC Global Franchising, LLC," or "Franchisor").

WHEREAS, EPIC Global Franchising, LLC, is the owner of the EPIC Hybrid Training™ Franchising System and is the franchisor of EPIC Hybrid Training™ Facility Franchise, that are a chain of fitness facilities for the establishment and operation of a membership-based, training center that provides total body training programs and that offer services and products such as instruction and selling EPIC Hybrid Training™ products such as mats, clothing, and health supplements offered throughout the United States;

WHEREAS, EPIC Global Franchising, LLC, grants franchise licenses to individuals to operate EPIC Hybrid Training™ Facility Franchises, at various locations. Each EPIC Hybrid Training™ Facility license is governed by the terms of an EPIC Global Franchising, LLC's, Franchise Agreement that a Franchisee is required to sign before he/she can open EPIC Hybrid Training™ Franchised Facility;

WHEREAS, Developer has expressed a desire to develop EPIC Hybrid Training™ Facility franchises (the "Facilities") and be the exclusive Developer of these Facilities in the Metropolitan Statistical Areas ("MSA") of ________________________________ (the "Area");

WHEREAS, EPIC Global Franchising, LLC upon the fulfillment of certain conditions by Developer, is desirous of granting such development rights to Developer; and

WHEREAS, the parties to this Agreement desire that the terms of the Development Rights be contained in this Agreement.

NOW THEREFORE, in consideration for the mutual promises contained herein the parties hereto agree as follows:

1. **Grant**

1.01 EPIC Global Franchising, LLC, hereby grants to the Developer the right to be the exclusive Developer of the EPIC Hybrid Training™ Franchising System within the MSA subject to the terms and conditions stated in this Agreement and the governing terms and conditions of each applicable unit Franchise Agreement ("Unit Franchise Agreement").

1.02 Developer agrees that for each franchise unit that Developer develops and opens, he/she shall execute EPIC Global Franchising, LLC's then current unit Franchise Agreement for each location for the

purpose of establishing, owning and operating EPIC Hybrid Training™ Facility franchise outlets within the Area.

1.03 This Regional Area Development Agreement ("Agreement") is not to be construed as a franchise agreement and this agreement does not give the Developer the right to use the EPIC Hybrid Training™ Franchise System, or the EPIC Hybrid Training™ name or trademarks as the right. Such rights to use the EPIC Global Franchising, LLC, System and EPIC Hybrid Training™ name and proprietary marks shall be contained in and governed by each Unit Franchise Agreement for each franchised outlet that Developer develops.

1.04 In conjunction with the development of the EPIC Global Franchising, LLC Franchise System in the Area, Developer agrees not to use the EPIC Hybrid Training™ name or trademarks in its trade name or as part of its corporate name, if applicable, except that the Facilities referred to in the unit Franchise Agreements shall be referred to as EPIC Hybrid Training™ Facilities.

1.05 Nothing in this Development Agreement shall be construed as governing the use of or the implementation of the EPIC Global Franchising, LLC Franchise System, such requirements being contained in each unit Franchise Agreement.

2. **Execution of Unit Franchise Agreements**

2.01 In conjunction with the opening of each Facility by Developer pursuant to this Agreement Developer shall sign EPIC Global Franchising, LLC's then current Unit Franchise Agreement for each location prior to opening such Facility. Each Unit Franchise Agreement shall be for a term of 10 years.

2.02 In the event that Developer is in default of any of the governing Unit Franchise Agreements he/she shall be prohibited from opening any additional EPIC Hybrid Training™ Facility outlets pursuant to this Development Agreement or any other agreements until such default(s) are cured to EPIC Global Franchising, LLC's satisfaction to the extent that they are subject to cure. If any of the Unit Franchise Agreements are terminated, except as provided for in this Agreement, the Agreement shall terminate. However, to the extent that Developer is not in default of other existing Unit Franchise Agreements they can continue to operate under those agreements, and they shall remain in full force and effect unless and until he/she may be in default of any such agreements.

3. **Development Schedule**

3.01 In consideration for the grant of the exclusive rights granted by EPIC Global Franchising, LLC, to Developer to develop the Area, the Developer will develop and aggregate of __________ Facilities within and pursuant to the development schedule that is attached to this agreement as Exhibit A, and incorporated by reference for all purposes.

3.02 Nothing in this section shall prevent Developer from developing more Facilities than the minimum number shown on the development schedule for the Area provided that Developer signs a unit Franchise Agreement for each additional Facility, and complies with the terms of each such unit Franchise Agreement.

3.03 The failure by Developer to adhere to the development schedule shall result in the termination of the Regional Area Development Agreement and thereafter, Developer may not develop any additional EPIC Hybrid Training™ Facilities. However, upon termination of the Regional Area Development Agreement, Developer may continue to operate his/her existing Facilities under his existing unit Franchise Agreements for so long as he/she is not in default of such agreement(s) or the expiration of their terms, whichever occurs first.

3.04 All sites that Developer wishes to operate an EPIC Hybrid Training™ Facilities shall be approved by EPIC Global Franchising, LLC, in accordance with the terms of the governing unit Franchise Agreement prior to the time that he/she opens such EPIC Hybrid Training™ Facility.

4. **Term of Development Agreement**

4.01 This Regional Area Development Agreement shall remain in full force and effect, unless earlier terminated by the provisions of this agreement, until the development of the last Facility listed on the Agreement Summary, subject to any modification, but in no event shall it extend beyond years from the date of this Agreement.

4.02 The termination of this Regional Area Development Agreement shall not affect the then existing unit Franchise Agreements for the then existing Facilities provided that Developer is not in default of each such Unit Franchise Agreement.

4.03 At the end of the term of this agreement EPIC Global Franchising, LLC, will grant Developer an extension whose term shall be calculated as one year for each additional Facility over and above the number specified in the Development Schedule.

5. **Nature of Exclusive Rights**

5.01 The exclusive rights granted to Developer as outlined in Article 1 of the Agreement shall expire upon the expiry of the Regional Area Development Agreement, or sooner terminated as provided by this agreement, unless this agreement shall be further extended as provided by Article 4.03 the Agreement.

5.02 Upon the termination of the Agreement EPIC Global Franchising, LLC, shall have the right to develop and establish franchised or company owned units within the Area subject only to the territorial provisions of each then governing Unit Franchise Agreement.

6. **Development Fees**

6.01 Upon the execution of this Development Agreement, Developer shall pay Franchisor a fee ("Development Fee") equal to the product of Nine Thousand, Nine Hundred Fifty ($9,950) multiplied by the number of EPIC Hybrid Training™ Facilities to be developed after the first EPIC Hybrid Training™ Facility pursuant to this Development Agreement. The total amount of the Development Fee to be paid by Developer upon the execution of this Development Agreement is ____________________ ____________________ DOLLARS ($_________). The Development Fee is fully earned by Franchisor and is nonrefundable upon Franchisor executing this Development Agreement. Franchisor shall credit Nine Thousand, Nine Hundred Fifty ($9,950) of the Development Fee against the Franchise Fee for each

EPIC Hybrid Training™ Facility opened pursuant to, and in accordance with, this Development Agreement, such that the balance due on the Franchise Fee for each EPIC Hybrid Training™ Facility included in the calculation of the Development Fee shall be Nine Thousand, Nine Hundred Fifty Dollars ($9,950), and said balance shall be paid by Developer to Franchisor upon Developer's execution of each Franchise Agreement. This Agreement shall not become effective until the Area Development Fee has been paid to EPIC Global Franchising, LLC, and cleared its bank.

6.02 All Development Fees when paid to EPIC Global Franchising, LLC, shall be deemed to be fully earned by EPIC Global Franchising, LLC.

6.03 The initial franchise fee that is to be paid for each EPIC Hybrid Training™ , franchise to be opened will be $19,900 and such amount shall be paid to EPIC Global Franchising, LLC, at the time that Developer executes the then current Franchise Agreement for the specific Center to be opened.

7. **Managers and Operational Assistants**

7.01 Developer must devote his full-time to the business of the development and operation of the EPIC Hybrid Training™ Franchised Facilities to the subject of this Development Agreement. Accordingly, Developer must employ competent managers for each franchise outlet who in-turn will be required to devote their full-time and attention to the business carried on at the franchise outlet.

7.02 All managers, to the extent allowed by law, will be bound by restrictive covenants preventing them from operating or participating in a competing business for so long as they are employed by Developer and for a period of time thereafter within a specified geographic limit. In addition, those managers shall be required to sign confidential agreements as a condition of their employment with Developer, which term will be to the same extent that Developer is held to under the governing Unit Franchise Agreements.

8. **Termination**

8.01 The termination of any Unit Franchise Agreement shall result in the automatic termination of the Regional Area Development Agreement, except that the termination of a Unit Franchise Agreement which is the result of economic problems that results in the closure of said Center shall not terminate this agreement; provided however, that any and all outstanding royalties and advertising contributions owed to EPIC Global Franchising, LLC, shall be paid in full within thirty (30) days from the termination or closure of said Facility, whichever is sooner.

8.02 The Agreement shall be terminated upon any default of any of the terms of this Agreement if such default, to the extent that it may be cured, is not cured within thirty (30) days from notice being sent by EPIC Global Franchising, LLC, to Developer. All such notice shall be sent to Developer by Federal Express.

9. **Sale and Assignment**

9.01 Developer shall not have the right to sell or assign the development rights provided in this agreement without the prior written approval of EPIC Global Franchising, LLC. However, nothing in this provision shall prevent Developer from selling, assigning or otherwise transferring any Unit Franchise Agreement and the accompanying Facility subject to the terms and conditions in the governing Unit Franchise Agreement.

9.02 This agreement and the rights and obligations contained herein may be assignable or transferable in any manner whatsoever by EPIC Global Franchising, LLC.

10. **Arbitration**

10.01 In the event that any dispute arising between the parties cannot be resolved either between themselves or through third party mediation, the parties shall engage in binding arbitration under the following provisions:

a) Arbitration shall take place in the jurisdiction in which the party initiating the arbitration resides.

b) All arbitration shall be binding upon the parties.

c) All arbitration proceedings shall be presided over by one arbitrator agreed upon by the parties, but who has a familiarity with franchising.

d) The rules governing the arbitration shall be those of the American Arbitration Association.

e) The laws of the State of Florida shall control the interpretation of any dispute or construction of the Regional Area Development Agreement.

f) All arbitration awards shall be payable in the United States funds.

g) All arbitration awards shall accrue both pre and post award interest at the rate of eight (8%) percent simple interest.

11. **Choice of Law Jurisdiction and Venue**

11.01 Except as otherwise provided by the United States Arbitration Act (9 U.S.C. §1, et seq), this Agreement shall, and all issues arising from or relating to this agreement, will be governed by and construed under the laws of the State of Florida, provided the foregoing does not constitute a waiver of your rights under any applicable franchise registration and disclosure of franchise relationship law of another state. Otherwise, in the event of any conflict of law, Florida law will prevail, without regard to the application of Florida conflict of law principals.

11.02 Any judicial proceeding that is to be brought in accordance with the terms of this Agreement shall be brought in the State Courts in Miami-Dade County, Florida, or in the United States Federal District Court for the Southern District of Florida, Miami-Dade County Division.

12. **Miscellaneous**

12.01 All notices required in the Regional Area Development Agreement shall be in writing and sent by Federal Express and addressed to EPIC Global Franchising, LLC, at:

620 South Miami Avenue
Miami, Florida 33130
Attention Legal Department

To Developer at:

____

____

____

or at such other address as Developer and or EPIC Global Franchising, LLC, shall designate in writing.

Any notice shall be deemed to have been given when deposited in the mail or the local Federal Express office.

12.02 This Agreement together with the schedules attached hereto, constitute the entire agreement between the parties relative to the subject matter contained therein and supersedes any and all prior understandings, representations, inducements and statements oral or written, collateral or otherwise, of the parties in connection with the subject matter hereof. No amendment or modification of this agreement shall be binding unless in writing executed by both the Developer and EPIC Global Franchising, LLC.

EXHIBIT A

DEVELOPMENT SCHEDULE

Area Developer shall develop and continue to operate EPIC HYBRID TRAINING™ franchised Facilities in the Development Area, in accordance with the following schedule:

Site Acceptance Date	**Opening Date**	**EPIC HYBRID TRAINING™ Facilities To Be Open And Operating On or Before The Opening Date**

As witnessed the hand and seal the duly authorized representatives of EPIC Global Franchising, LLC, and the Developer.

AREA DEVELOPER:

____

Name of Franchisee's Corporation,
Limited Liability Company or Partnership

By: ____
Authorized Representative

INDIVIDUALS:

____

INDIVIDUAL NAME

____

INDIVIDUAL NAME

EPIC GLOBAL FRANCHISING, LLC.

By: ____

EXHIBIT B TO THE
MULTIPLE UNIT DEVELOPMENT AGREEMENT

GUARANTY AND ASSUMPTION OF OBLIGATIONS

THIS GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this _____ day of ___________, 20 , by ____.

In consideration of, and as an inducement to, the execution of that certain Multiple Unit Development Agreement of even date herewith ("Agreement") by EPIC GLOBAL FRANCHISING, LLC ("Franchisor"), each of the undersigned hereby personally and unconditionally (a) guarantees to Franchisor, and its successors and assigns, for the term of the Agreement and thereafter as provided in the Agreement, that ________________________________ ("Developer") shall punctually pay and perform each and every undertaking, agreement and covenant set forth in the Agreement; and (b) shall personally be bound by, and personally liable for the breach of each and every provision in the Agreement, both monetary obligations and obligations to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities. Each of the undersigned waives: (a) acceptance and notice of acceptance by Franchisor of the foregoing undertakings; (b) notice of demand for payment of any indebtedness or non-performance of any obligations hereby guaranteed; (c) protest and notice of default to any party with respect to the indebtedness or non-performance of any obligations hereby guaranteed; (d) any right he may have to require that an action be brought against Developer or any other person as a condition of liability; and (e) any and all other notices and legal or equitable defenses to which he may be entitled.

If Franchisor is required to enforce this Guaranty in a judicial proceeding, and prevails in such proceeding, Franchisor shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys assistants', and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses, whether incurred prior to, in preparation for, or in contemplation of the filing of any such proceeding. If Franchisor is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the undersigned shall reimburse Franchisor for any of the above-listed costs and expenses Franchisor incurs.

Each of the undersigned consents and agrees that: (a) his direct and immediate liability under this guaranty shall be joint and several; (b) he shall render any payment or performance required under the Agreement upon demand if Developer fails or refuses punctually to do so; (c) such liability shall not be contingent or conditioned upon pursuit by Franchisor of any remedies against Developer or any other person; and (d) such liability shall not be diminished, relieved or otherwise affected by any extension of time, credit or other indulgence which Franchisor may from time to time grant to Developer or to any other person, including without limitation the acceptance of any partial payment or performance, or the compromise or release of any claims, none of which shall in any way modify or amend this guaranty, which shall be continuing and irrevocable during the term of the Agreement.

IN WITNESS WHEREOF, each of the undersigned has hereunto affixed his signature on the same day and year as the Agreement was executed.

PERSONAL GUARANTOR	**PERSONAL GUARANTOR**
______________________________	______________________________
Personally and Individually (Printed Name)	Personally and Individually (Printed Name)
______________________________	______________________________
Personally and Individually (Signature)	Personally and Individually (Signature)

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

PERSONAL GUARANTOR

____
Personally and Individually (Printed Name)

____
Personally and Individually (Signature)

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

PERSONAL GUARANTOR

____
Personally and Individually (Printed Name)

____
Personally and Individually (Signature)

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

PERSONAL GUARANTOR

____
Personally and Individually (Printed Name)

____
Personally and Individually (Signature)

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

PERSONAL GUARANTOR

____
Personally and Individually (Printed Name)

____
Personally and Individually (Signature)

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

HOME ADDRESS

____
____
____

TELEPHONE NO.:____________________
PERCENTAGE OF OWNERSHIP
IN DEVELOPER:________%

EXHIBIT 1 TO THE FRANCHISE AGREEMENT

GENERAL RELEASE

THIS GENERAL RELEASE is made and given on this ____ day of ________________, 20____ by ____, ("Releasor") an individual/corporation/ limited liability company/partnership with a principal address of ______________ ____, in consideration of:

the execution by EPIC Global Franchising, LLC, a Florida Limited Liability Company ("Releasee"), of a successor Franchise Agreement or other renewal documents renewing the franchise (the "Franchise") granted to Releasor by Releasee pursuant to that certain Franchise Agreement (the "Franchise Agreement") between Releasor and Releasee; or

_______ Releasee's consent to Releasor's assignment of its rights and duties under the Franchise Agreement; or

_______ Releasee's consent to Releasor's assumption of rights and duties under the Franchise Agreement; or

_______ Releasee's refund of __________ of the Franchise Fee Releasor paid to Releasee,

and other good and valuable consideration, the adequacy of which is hereby acknowledged, and accordingly Releasor hereby releases and discharges Releasee, Releasee's officers, directors, shareholders, managers, members, partners, owners, employees and agents (in their corporate and individual capacities), and Releasee's successors and assigns, from any and all causes of action, suits, debts, damages, judgments, executions, claims and demands whatsoever, in law or in equity, that Releasor and Releasor's heirs, executors, administrators, successors and assigns had, now have or may have, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this release arising out of or related to the Franchise or the Franchise Agreement, including, without limitation, claims arising under federal, state and local laws, rules and ordinances.

This General Release shall not be amended or modified unless such amendment or modification is in writing and is signed by Releasor and Releasee.

IN WITNESS WHEREOF, Releasor has executed this General Release as of the date first above written.

Releasor:____
(type/print name)

By: ____

Name:____

Title:____

(or, if an individual)

Signed:____

Name printed:____

EXHIBIT 2 TO THE FRANCHISE AGREEMENT

NONDISCLOSURE AND NON-COMPETITION AGREEMENT

This "Agreement" made as of the ____ day of ____________, 20____, is by and between

____, ("Franchisee"), and EPIC Global Franchising, LLC ("Franchisor"), or

____ ("Individual").
(name of individual executing this agreement)

W I T N E S S E T H:

WHEREAS, Franchisee is a party to that certain Franchise Agreement ("Franchise Agreement") executed by and between Franchisee and EPIC Global Franchising, LLC, a Florida Limited Liability Company ("Company"); and

WHEREAS, Franchisee desires Individual to have access to and review certain Trade Secrets and other Confidential Information, which are more particularly described below; and

WHEREAS, Franchisee is required by the Franchise Agreement to have Individual execute this Agreement prior to providing Individual access to said Trade Secrets and other Confidential Information; and

WHEREAS, Individual understands the necessity of not disclosing any such information to any other party or using such information to compete against Company, Franchisee or any other franchisee of Company in any business (i) that offers or provides (or grants franchises or licenses to others to operate a business that offers or provides) the sale of fitness/EPIC Hybrid Training™ membership the same as or similar to those provided by Franchisee or (ii) in which Trade Secrets and other Confidential Information (as defined below) could be used to the disadvantage of Franchisee, or Company, any affiliate of Company or Company's other franchisees (hereinafter, "Competitive Business"); provided, however, that the term "Competitive Business" shall not apply to any business operated by Franchisee under a Franchise Agreement with Company.

NOW, THEREFORE, in consideration of the mutual promises and undertakings set forth herein, and intending to be legally bound hereby, the parties hereby mutually agree as follows:

1. <u>Trade Secrets and Confidential Information</u>

Individual understands Franchisee possesses and will possess Trade Secrets and other Confidential Information that are important to its business.

a) For the purposes of this Agreement, a "Trade Secret" is information in any form (including, but not limited to, materials and techniques, technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans, passwords, lists of actual or potential customers or suppliers) related to or used in EPIC Hybrid Training™ Facilities that is not commonly known by or available to the public and that information: (i)

derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

b) For the purposes of this Agreement "Confidential Information" means technical and non-technical information used in or related to EPIC Hybrid Training™ Facilities that is not commonly known by or available to the public, including, without limitation, business information in the industry, pricing and rebate information, Trade Secrets and information contained in the Confidential Operations Manual and training guides and materials. In addition, any other information identified as confidential when delivered by Franchisee shall be deemed Confidential Information. Confidential Information shall not include, however, any information that: (i) is now or subsequently becomes generally available to the public through no fault of Individual; (ii) Individual can demonstrate was rightfully in its possession, without obligation of nondisclosure, prior to disclosure pursuant to this Agreement; (iii) is independently developed without the use of any Confidential Information; or (iv) is rightfully obtained from a third party who has the right, without obligation of nondisclosure, to transfer or disclose such information.

c) Any information expressly designated by Company or Franchisee as "Trade Secrets" or "Confidential Information" shall be deemed such for all purposes of this Agreement, but the absence of designation shall not relieve Individual of his or her obligations hereunder in respect of information otherwise constituting Trade Secrets or Confidential Information. Individual understands Franchisee's providing of access to the Trade Secrets and other Confidential Information creates a relationship of confidence and trust between Individual and Franchisee with respect to the Trade Secrets and other Confidential Information.

2. <u>Confidentiality/Non-Disclosure</u>

a) Individual shall not communicate or divulge to (or use for the benefit of) any other person, firm, association, or corporation, with the sole exception of Franchisee, now or at any time in the future, any Trade Secrets or other Confidential Information. At all times from the date of this Agreement, Individual must take all steps reasonably necessary and/or requested by Franchisee to ensure that the Confidential Information and Trade Secrets are kept confidential pursuant to the terms of this Agreement. Individual must comply with all applicable policies, procedures and practices that Franchisee has established and may establish from time to time with regard to the Confidential Information and Trade Secrets.

b) Individual's obligations under paragraph 2(a) of this Agreement shall continue in effect after termination of Individual's relationship with Franchisee, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary, and Franchisee is entitled to communicate Individual's obligations under this Agreement to any future customer or employer to the extent deemed necessary by Franchisee for protection of its rights hereunder and regardless of whether Individual or any of its affiliates or assigns becomes an investor, partner, joint venture, broker, distributor or the like in an EPIC Hybrid Training™ Facility.

3. <u>Non-Competition</u>

a) During the term of Individual's relationship with Franchisee and for a period of two (2) years after the expiration or termination of Individual's relationship with Franchisee, regardless of the cause of expiration or termination, Individual shall not, directly or indirectly, for themselves or through, on behalf of or in conjunction with, any person, persons, partnership, corporation, limited liability company or other business entity, divert or attempt to divert any business or customer of Franchisee to any Competitive Business, by direct or indirect inducement or otherwise, or do or perform, directly or indirectly, any other act injurious or prejudicial to the goodwill associated with the Company's trademark(s), "EPIC Hybrid Training™ " and such other trade names, trademarks, service marks, trade dress, designs, graphics, logos, emblems, insignia, fascia, slogans, drawings and other commercial symbols as the Company designates to

be used in connection with EPIC Hybrid Training™ Facilities or the Company's uniform standards, methods, procedures and specifications for the establishment and operation of EPIC Hybrid Training™ Facilities.

b) During the term of Individual's relationship with Franchisee, Individual shall not, directly or indirectly, for themselves or through, on behalf of or in conjunction with, any person, persons, partnership, corporation, limited liability company or other business entity, carry on, be engaged in or take part in, render services to, or own or share in the earnings of any Competitive Business anywhere within the United States without the express written consent of Franchisee.

c) For a two (2) year period following the term of Individual's relationship with Franchisee, regardless of the cause of termination, Individual shall not, directly or indirectly, for themselves or through, on behalf of or in conjunction with, any person, persons, partnership, corporation, limited liability company or other business entity, carry on, be engaged in or take part in, render services to, or own or share in the earnings of any Competitive Business within a twenty-five (25) mile radius of Franchisee's Franchised Business or within twenty-five (25) miles of any other EPIC Hybrid Training™ Facility without the express written consent of Franchisee.

d) During the term of Individual's relationship with Franchisee and for a period of two (2) years thereafter, regardless of the cause of termination, Individual shall not, directly or indirectly, solicit or otherwise attempt to induce or influence any employee or other business associate of Franchisee, Company or any other EPIC Hybrid Training™ Facility to compete against, or terminate or modify his, her or its employment or business relationship with, Franchisee, Company or any other EPIC Hybrid Training™ Facility.

4. Reasonableness of Restrictions

Individual acknowledges that each of the terms set forth herein, including the restrictive covenants, is fair and reasonable and is reasonably required for the protection of Franchisee, Company, and Company's Trade Secrets and other Confidential Information, the Company's business system, network of franchises and trade and service marks, and Individual waives any right to challenge these restrictions as being overly broad, unreasonable or otherwise unenforceable. If, however, a court of competent jurisdiction determines that any such restriction is unreasonable or unenforceable, then Individual shall submit to the reduction of any such activity, time period or geographic restriction necessary to enable the court to enforce such restrictions to the fullest extent permitted under applicable law. It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in any jurisdiction where enforcement is sought.

5. Relief for Breaches of Confidentiality, Non-Solicitation and Non-Competition

Individual further acknowledges that an actual or threatened violation of the covenants contained in this Agreement will cause Franchisee and Company immediate and irreparable harm, damage and injury that cannot be fully compensated for by an award of damages or other remedies at law. Accordingly, Franchisee and Company shall be entitled, as a matter of right, to an injunction from any court of competent jurisdiction restraining any further violation by Individual of this Agreement without any requirement to show any actual damage or to post any bond or other security. Such right to an injunction shall be cumulative and in addition to, and not in limitation of, any other rights and remedies that Franchisee and Company may have at law or in equity.

6. Miscellaneous

a) This Agreement constitutes the entire Agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreements, negotiations and discussions

between Individual and Franchisee. This Agreement cannot be altered or amended except by an agreement in writing signed by the duly authorized representatives of the parties.

b) Except to the extent this Agreement or any particular dispute is governed by the U.S. Trademark Act of 1946 or other federal law, this Agreement shall be governed by and construed in accordance with the laws of the State of Florida (without reference to its conflict of laws principles). The Federal Arbitration Act shall govern all matters subject to arbitration. References to any law refer also to any successor laws and to any published regulations for such law as in effect at the relevant time. References to a governmental agency also refer to any regulatory body that succeeds the function of such agency.

c) Any action brought by either party, shall only be brought in the appropriate state or federal court located in or serving Miami-Dade County, Florida. The parties waive all questions of personal jurisdiction and venue for the purposes of carrying out this provision. Claims for injunctive relief may be brought by Company where Franchisee is located. This exclusive choice of jurisdiction and venue provision shall not restrict the ability of the parties to confirm or enforce judgments or arbitration awards in any appropriate jurisdiction.

d) Individual agrees if any legal proceedings are brought for the enforcement of this Agreement, in addition to any other relief to which the successful or prevailing party may be entitled, the successful or prevailing party shall be entitled to recover attorneys' fees, investigative fees, administrative fees billed by such party's attorneys, court costs and all expenses, including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, and post-judgment proceedings incurred by the successful or prevailing party in that action or proceeding.

e) This Agreement shall be effective as of the date this Agreement is executed and shall be binding upon the successors and assigns of Individual and shall inure to the benefit of Franchisee, its subsidiaries, successors and assigns. Company is an intended third-party beneficiary of this Agreement with the independent right to enforce the confidentiality and non-competition provisions contained herein.

f) The failure of either party to insist upon performance in any one (1) or more instances upon performance of any terms and conditions of this Agreement shall not be construed a waiver of future performance of any such term, covenant or condition of this Agreement and the obligations of either party with respect thereto shall continue in full force and effect.

g) The paragraph headings in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

h) In the event that any part of this Agreement shall be held to be unenforceable or invalid, the remaining parts hereof shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part hereof.

i) This Agreement may be modified or amended only by a written instrument duly executed by Individual, Franchisee and Company.

j) The existence of any claim or cause of action Individual might have against Franchisee or Company will not constitute a defense to the enforcement by Franchisee or Company of this Agreement.

k) Except as otherwise expressly provided in this Agreement, no remedy conferred upon Franchisee or Company pursuant to this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given pursuant to this Agreement or now or hereafter existing at law or in equity or by statute or otherwise. No

single or partial exercise by any party of any right, power or remedy pursuant to this Agreement shall preclude any other or further exercise thereof.

Individual certifies that he or she has read this agreement carefully, and understands and accepts the obligations that it imposes without reservation. No promises or representations have been made to such person to induce the signing of this agreement.

The parties acknowledge that the company is a third party beneficiary to this agreement and that the company shall be entitled to enforce this agreement without the cooperation of the franchisee. Individual and franchisee agree that this agreement cannot be modified or amended without the written consent of the company.

IN WITNESS WHEREOF, Franchisee has hereunto caused this Agreement to be executed by its duly authorized officer, and Individual has executed this Agreement, all being done in duplicate originals with one (1) original being delivered to each party as of the day and year first above written.

WITNESS:	FRANCHISEE:
______________________________	By:____________________________
	Its:____________________________
	INDIVIDUAL:
	Signature:_______________________
	Name Printed:____________________

EXHIBIT 3 TO THE FRANCHISE AGREEMENT

UNLIMITED GUARANTY AND ASSUMPTION OF OBLIGATIONS

THIS UNLIMITED GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this day of____________, 20_____, in connection with that certain Franchise Agreement of even date herewith (which Franchise Agreement, as may have been modified, amended and/or supplemented in writing, is hereunder called the Franchise Agreement) by and between EPIC Global Franchising, LLC as "Franchisor" and ____ as "Franchisee, Guarantor."

For valuable consideration received, and as an inducement to Franchisor to enter into the Franchise Agreement, the undersigned ("Guarantor") hereby unconditionally guarantees to Franchisor: (a) the full and timely performance by Franchisee of the Franchise Agreement and all terms, conditions and covenants thereof, and (b) the payment by Franchisee of royalties and all other sums payable by Franchisee under the Franchise Agreement.

Guarantor agrees that (1) the obligations shall be enforceable against Guarantor without the necessity for any suit or proceedings whatsoever against Franchisee, and without the necessity of any notice of nonpayment, nonperformance or nonobservance or any notice of acceptance of this Guaranty Agreement or any other notice or demand to which Guarantor might otherwise be entitled, all of which Guarantor hereby expressly waives; (2) immediately upon each and every breach or default of the Franchise Agreement by Franchisee, whether before or during the term of the Franchise Agreement or thereafter (e.g., during any renewal term), without any notice to or demand upon Guarantor. Guarantor will (i) pay to Franchisor the sum or sums in arrears, (ii) pay to Franchisor all damages, including but not limited to any expenses, costs and fees incurred by Franchisor, that may be occasioned by Franchisee's nonperformance, and (iii) comply with or perform all terms and conditions of the Franchise Agreement; (3) no extension, forbearance or leniency extended by Franchisor to Franchisee shall wholly or partially discharge Guarantor hereunder, notwithstanding that Guarantor had no notice of any breach or default of the Franchise Agreement or of any such leniency, forbearance or extension; (4) Franchisor and Franchisee, without notice to or consent by Guarantor, may at any time(s) enter into modifications, renewals, extensions, amendments and/or other agreements respecting the Franchise Agreement, and Guarantor shall not be wholly or partially released thereby, it being intended that Guarantor shall continue as guarantor with respect to the Franchise Agreement as so modified, renewed, extended, amended or otherwise affected and notwithstanding any transfer or assignment of the Franchise Agreement.

The obligations of Guarantor herein shall be co-extensive with those of Franchisee under the Franchise Agreement and shall remain in effect as long as Franchisee's obligations under the Franchise Agreement are in effect. This Guaranty Agreement is absolute and unconditioned and shall continue without being affected by any impairment, release or limitation of the liability of Franchisee or its estate in bankruptcy resulting from the operation of any present or future provision of the Bankruptcy Code of the United States or from the decision of any court interpreting the same. Guarantor further agrees to be bound by each and every obligation of Franchisee under the Franchise Agreement, with the same force and effect as if Guarantor were designed in and had executed the Franchise Agreement as Franchisee thereunder.

This Guaranty Agreement is a primary guaranty of payment and performance and shall not be subject to any counterclaim, set-off, deduction or defense. No failure or delay on the part of Franchisor in exercising any right or remedy under the Franchise Agreement and/or this Guaranty Agreement shall operate as a waiver thereof nor shall a single or partial exercise of any right or remedy preclude any other or further exercise thereof, and all rights and remedies of Franchisor hereunder and under the Franchise Agreement shall be cumulative. Until all Franchisee's obligations under the Franchisee are fully performed, Guarantor waives any rights that it may have against Franchisee by reason of Guarantor's compliance with the Guaranty Agreement, and subordinates any liability or indebtedness of Franchisee held by Guarantor to the obligations of Franchisee to Franchisor under the Franchise Agreement.

If Guarantor consists of more than one person and/or entity, (a) this Guaranty Agreement shall be binding on all of them jointly and severally, and (b) notice to or from any of them will constitute notice to or from each of them.

Any notice or other communication to Franchisor may be addressed to EPIC Global Franchising, LLC, 620 South Miami Avenue, Miami, Florida 33130, Attention: President, or such other address as may be designated by Franchisor by registered or certified mail, return receipt requested, and the time of rendition of such notice or other communication shall be when it is deposited in an official United States Mail receptacle, postage prepaid.

This Guaranty Agreement, which is to be governed by and construed in accordance with the laws of the State of Florida, shall also bind Guarantor's legal or personal representatives, heirs, successors and assigns (as the case may be) and inure to the benefit of Franchisor's successors and assigns and any other person or entity at any time having the rights of Franchisor under the Franchise Agreement. Guarantor will forthwith pay to Franchisor all attorney's fees and disbursements incurred by Franchisor in connection with any breach or default by Franchisee under the Franchise Agreement and/or the enforcement of this Guaranty Agreement, in each instance whether or not suit is brought (and if suit is brought, through appeals and collection efforts). Any sums not paid to Franchisor when due hereunder will bear interest at the rate of 18% per annum, from the due date until full payment is received by Franchisor.

As a further inducement to Franchisor to make and enter into the Franchise Agreement and in consideration thereof, Guarantor agrees that in any action or proceeding brought on, under or by virtue by this Guaranty Agreement, Guarantor shall and does hereby waive trial by jury and the benefit of any statute of limitations defense, and Guarantor agrees that the applicable courts of Florida may have jurisdiction over Guarantor upon appropriate service on Guarantor anywhere in the United States in a manner in accordance with the laws of Florida. Without limiting the foregoing, Guarantor hereby irrevocably appoints Franchisee as Guarantor's agent for service of process related to this Guaranty Agreement.

The Guaranty Agreement contains the entire agreement between the parties with respect to the matters covered hereby, and Guarantor acknowledges that no agent, representative, salesman or officer of Franchisor has authority to make or has made any statement, agreement or representation, either oral or written, in connection herewith, modifying, adding to or changing the terms and conditions herein set

forth. No customs or dealings between the parties shall be permitted to contradict or modify the terms hereof. This Guaranty Agreement shall not be construed more strictly against one party merely by reason of such party's preparation hereof. If any provision of this Guaranty Agreement shall be held to be invalid or unenforceable, to the maximum extent possible the remaining provisions hereof shall in no way be affected or impaired and such remaining provisions shall continue in full force and affect. Neither this Guaranty Agreement nor any of its provisions can be waived, modified or terminated orally, but only by a written instrument duly executed by or on behalf of the party against whom enforcement of any waiver, modification or termination is sought.

Guarantor fully and expressly intends that the foregoing requirements as to writing be strictly adhered to and strictly interpreted and enforced by any court that may be asked to consider the matter. This Guaranty shall be effective for the full Franchise Agreement term, including any extensions or renewals thereof.

GUARANTOR:	GUARANTOR:
____________________ Name	____________________ Name
____________________ Signature	____________________ Signature
____________________ Date	____________________ Date

EXHIBIT 4 TO THE FRANCHISE AGREEMENT

HOLDERS OF LEGAL OR BENEFICIAL INTEREST
IN FRANCHISEE; OFFICERS; DIRECTORS

Holders of Legal or Beneficial Interest:

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________
Percentage of ownership: ________%

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________
Percentage of ownership ________%

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________
Percentage of ownership: ________%

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________
Percentage of ownership ________%

Officers and Directors:

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________

Name:______________________________________
Position/Title:_________________________________
Home Address:_______________________________
____
____
Telephone No.:_______________________________
E-mail address:_______________________________

EXHIBIT 5 TO THE FRANCHISE AGREEMENT

PHONE NUMBER TRANSFER AGREEMENT

This Telephone Number release (“Release”) is entered into and made in favor of EPIC Hybrid Training™ Facilities by the undersigned Franchisee (“Franchisee”).

WHEREAS, EPIC Global Franchising, LLC is the Franchisor of EPIC Hybrid Training™ Facility Franchises;

WHEREAS, the undersigned "Franchisee" has executed a EPIC Global Franchising, LLC Franchise Agreement ("Agreement") for the operations of an EPIC Hybrid Training™ Facility and where the telephone service associated with this Facility will be established under the Trade Name EPIC Hybrid Training™ ;

WHEREAS, Franchisee acknowledges and understands that the Telephone Number(s) used by Franchisee in the operation of its EPIC Hybrid Training™ Facility Franchise will be displayed in various directory listings and advertisements in conjunction with the EPIC Hybrid Training™ brand name and federally registered Service/Trade Marks and, that these Marks are the exclusive property of; and, EPIC Global Franchising, LLC.

WHEREAS, Franchisee acknowledges that the EPIC Hybrid Training™ Name, Service/Trade Marks and the goodwill associated with those Names and Marks are of the greatest value to EPIC Hybrid Training™ Facilities, and that if the Franchisee’s EPIC Global Franchising, LLC Franchise Agreement were to be terminated or otherwise discontinued, or it were to cease operating its EPIC Hybrid Training™ Facility, but retained the use and control of the Telephone Number(s) referred to in this Release, EPIC Hybrid Training™ Facilities would be irreparably harmed and without an adequate remedy at law. Under those conditions EPIC Global Franchising, LLC would be entitled to a temporary, preliminary and/or permanent injunction without the need to show actual or threatened harm;

NOW THEREFORE, for and in partial consideration for the use of the Marks and Trade Name in various listing directories; the undersigned EPIC Hybrid Training™ Facility Franchisee hereby authorizes the telephone company, that in the event the Franchisee’s Franchise Agreement is terminated or the Franchisee ceases operating the EPIC Hybrid Training™ Facility, to transfer, upon written notice from EPIC Global Franchising, LLC that the Franchisee has been terminated or is no longer operating an EPIC Hybrid Training™ Facility, all Telephone Numbers used in conjunction with the business to EPIC Global Franchising, LLC , a Florida Limited Liability Company.

In the event that Franchisee’s Franchise Agreement is terminated or Franchisee ceases operating its EPIC Hybrid Training™ Facility, the undersigned Franchisee grants to EPIC Global Franchising, LLC the irrevocable right to have these Telephone Numbers transferred or suspended. Further, in such event, the Franchisee hereby acknowledges and agrees that the telephone company shall have the right, authority and obligation to transfer the Telephone Numbers to EPIC Global Franchising, LLC as detailed in this Release.

In transferring the Telephone Numbers to EPIC Global Franchising, LLC and in accordance with the terms of this Release, the undersigned hereby relinquishes any and all right, title and interest it may have in and to the Telephone Numbers, and further agrees that in the event that this Release is not in a form acceptable to the local telephone company, that the Franchisee shall execute such documents the telephone company may require to accomplish the release and transfer of the phone numbers.

Furthermore, at any time during the term of Franchisee's Franchise Agreement, the undersigned Franchisee hereby authorizes EPIC Global Franchising, LLC to place available protective measures on the telephone numbers restricting access to unauthorized individuals, including the Franchisee, in order to protect the franchise system in the event that the Franchisee ceases operating his business as an EPIC Hybrid Training™ Facility.

This Release shall not be amended or modified unless such amendment or modification is in writing and is signed by the Franchisee and Franchisor.

Location Phone Numbers:

____

____

____

(Phone numbers to be added at later date if not available at time this agreement is executed)

IN WITNESS WHEREOF, Releasor has executed this Release as of the date signed below.

Franchisee (Releasor)

By: ________________________________

Name:______________________________

Title:_______________________________
(or, if an individual)

Signed:_____________________________

Name printed:________________________

EXHIBIT 6 TO THE FRANCHISE AGREEMENT

LEASE ADDENDUM AND COLLATERAL ASSIGNMENT OF LEASE

This Lease Addendum ("Assignment Agreement") is entered into as of the date executed below and by and among EPIC Global Franchising, LLC, a Florida Limited Liability Company (the Franchisor),

____, (the "Landlord") and

____, (the "Franchisee, or Lessee")

WHEREAS, the Franchisee and Landlord are entering into a location lease (the "Lease Agreement") pursuant to which the Franchisee will occupy the Premises located at:

____ (the "Premises") for an EPIC Hybrid Training™ Facility Franchise ("Approved Location") licensed under a certain "Franchise Agreement"; and

WHEREAS, the Franchisee and Franchisor are parties to this "Franchise Agreement", and

WHEREAS, as a condition of entering into the Lease, the Franchisee is required under the "Franchise Agreement" to execute this Lease Assignment Agreement along with the Landlord.

NOW THEREFORE, in consideration of the mutual undertakings and commitments set forth herein and in the Franchise Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. During the term of the Lease Agreement, (a) the Premises shall be used only for an EPIC Hybrid Training™ Facility, and (b) Landlord and Franchisee agree that no amendment of the Lease shall be deemed valid unless and until Franchisor has approved the same.

2. Landlord consents to Franchisee's use of Licensed Marks and signs, interior and exterior decor items, plans, specifications and related components of the EPIC Hybrid Training™ Facility System. Landlord agrees to reasonably cooperate with obtaining approval for the same, to the extent necessary, from the applicable governmental authorities.

3. Landlord agrees to furnish Franchisor with copies of all notices of default and all correspondence between Landlord and Franchisee related to any such defaults.

4. Franchisor has the right, with reasonable notice, to enter the Premises to make any operational modifications or non-structural alteration necessary to protect the EPIC Hybrid Training™ Facility System and Marks or to cure any default under the Lease, without being guilty of trespass or any other crime or tort, and Landlord shall not be responsible for any expenses or damages arising from Franchisor's action in connection therewith.

5. Landlord grants Franchisor the right, but not the obligation, to cure any deficiency or default under the Lease if Franchisee fails to do so, with an additional: (a) fifteen (15) days for an event of a monetary default and (b) thirty (30) days in the event of a non-monetary default (or such longer period as may be reasonably necessary provided the Franchisor commences a cure within such 30-day period and diligently pursues the cure thereafter), after the expiration of the time in which Franchisee may cure a default pursuant to the terms of the Lease.

6. Upon the expiration or termination of the Franchise Agreement for any reason whatsoever, Landlord shall grant Franchisor the option to assume the Lease as follows:

   (A) Franchisor may, but is not obligated to, directly assume the Lease, and shall have the right to either assign such Lease or sublease the Premises for all or any part of the remaining Lease term to a franchisee who has been approved by Landlord, such approval shall not to be unreasonably withheld, delayed or conditioned, and upon any such assignment, Franchisor shall be relieved of any liability for obligations accruing after the effective date of any such assignment; or

   (B) Franchisor may, but is not obligated to, assign its option to assume the Lease Agreement to a franchisee who has been approved by Landlord, such approval shall not to be unreasonably withheld, delayed or conditioned, and Landlord agrees to permit the direct assumption of the Lease by such franchisee.

7. Franchisor agrees to provide Landlord with notice of its election to exercise one of the foregoing options within thirty (30) days after the expiration or earlier termination of the Franchise Agreement. If Franchisor fails to notify Landlord within such time period, the options shall be deemed waived.

8. Landlord acknowledge that in all cases the Franchisee is solely responsible for all obligations, payments and liabilities accruing under the Lease, unless and until Franchisor or Franchisor's designated franchisee exercises the option to become substitute lessee and takes physical possession of the Premises.

9. If the Franchisee fails to cure a default under the Lease, and Franchisor has escrowed funds or has committed in writing to provide the necessary undertaking to cure the default, Landlord shall take necessary actions to remove Franchisee from the Premises and retake possession of the Premises.

10. Landlord and Franchisee acknowledge and agree that Franchisee shall be required to assign the Lease to Franchisor or its designee upon the expiration or earlier termination of the Franchise Agreement. In the event the Lease is terminated prior to its expiration, Landlord agrees to reinstate the Lease or enter into a new lease under the same terms and conditions with Franchisor or Franchisor's designee in accordance with the terms of this Assignment Agreement, which shall survive any termination of the original Lease Agreement prior to the expiration thereof in accordance with its terms.

11. In the event of assignment, Franchisor or its designee will assume from and after the date of assignment all obligations of Franchisee remaining under the Lease, and in such event, Franchisor or its designee will assume Franchisee's occupancy rights, and the right to sublease the Premises, for the remainder of the term of the Lease.

12. Franchisee shall not amend or assign the Lease or renew or extend the terms thereof without the prior written consent of Franchisor.

13. Franchisor is not a party to the original Lease Agreement and shall have no liability under the Lease Agreement unless and until said Lease is assigned to, and assumed by, Franchisor as herein provided.

14. The terms of this Assignment Agreement will supersede any conflicting terms of the location Lease Agreement.

This Assignment Agreement shall not be amended or modified unless such amendment or modification is in writing and is signed by all parties.

IN WITNESS WHEREOF, the parties have executed this Lease Assignment Agreement as of the date signed below.

Tenant / Franchisee

By: ____________________________________

Name:___________________________________

Title:____________________________________

(or, if an individual)

Signed:__________________________________

Name printed:____________________________

Landlord (or Authorized Representative)

By: ____________________________________

Name:___________________________________

Title:____________________________________

(or, if an individual)

Signed:__________________________________

Name printed:_____________________________

Franchisor:

By: ______________________________________

Name:____________________________________

Title:_____________________________________

EXHIBIT 7 TO THE FRANCHISE AGREEMENT

Electronic Fund Transfer Account

AUTHORIZATION AGREEMENT FOR DIRECT WITHDRAWALS (EFT DEBITS)

I (we) hereby authorize EPIC Global Franchising, LLC , hereinafter called COMPANY, to initiate debit entries and to initiate, if necessary, credit entries and adjustments for any credit entries in error to my (our) Checking account at the depository financial institution, hereinafter called DEPOSITORY, and to credit the same to such account. Franchisee understands that they will receive notification of such debits to our account if we provide a direct fax number or e-mail address below, or otherwise it shall be by ordinary mail. Franchisee agrees to reimburse the COMPANY for all costs or expenses it may incur if we do not have sufficient funds in the account on the date of the scheduled debit or on any future attempted debit of that amount. Franchisee understands that failure to have such necessary funds in the account on the scheduled due date is evidence of non-payment, and that the COMPANY may proceed to take any action it deems necessary to collect a debt due to failure to pay or to have such sufficient funds on account for payment of the debt.

DEPOSITORY
NAME:______________________________

CITY:________________________ STATE:______________________________

ROUTING NO: _________________ ACCOUNT NO.:________________________

**Attach a voided check for verification.

Franchisee understands that this is a continuing authorization for the COMPANY to initiate debit transactions to my account listed above upon my written or verbal authorization. This authorization is to remain in full force and effect until COMPANY has received written notification from me (or either of us) of its termination in such time and in such manner as to afford COMPANY and DEPOSITORY a reasonable opportunity to act on it.

Franchise Company Name ____

Authorized Signer(s)

______________________________ or ______________________________

Signer 1 Signer 2

______________________________ ______________________________

Printed Name Printed Name

Date __________________________ Fax No. ________________________

E-mail Address ____

EXHIBIT B TO THE DISCLOSURE DOCUMENT

STATE AGENCIES - AGENTS FOR SERVICE OF PROCESS

Directory of Franchise Regulators

FEDERAL:

FEDERAL TRADE COMMISSION Division of Marketing Practices Seventh and Pennsylvania Avenues NW Room 238 Washington, D.C. 20580 202-326-2970

STATE:

We intend to register this disclosure document as a "franchise" in some or all of the following states, in accordance with the applicable state law. If and when we pursue franchise registration (or otherwise comply with the franchise investment laws) in these states, the following are the state administrators responsible for the review, registration, and oversight of franchises in that state:

Directory of State Franchise Regulators		**Agents Authorized to Receive Process**
CALIFORNIA Securities Regulation Division Department of Corporations 1515 K Street, Suite 200 Sacramento, CA 95814 (916) 445-7205 1-866-275-2677		**CALIFORNIA** Department of Business Oversight Business Services and Consumer and Investor Protection 1515 K Street, Suite 200 Sacramento, CA 95814
HAWAII Commissioner of Securities		**HAWAII** Commissioner of Securities Department

Department of Commerce and Consumer Affairs Business Registration Division Securities Compliance Branch 335 Merchant Street, Room 205 Honolulu, HI 96813 (808) 586-2722		of Commerce and Consumer Affairs Business Registration Division Securities Compliance Branch 335 Merchant Street, Room 205 Honolulu, HI 96813
ILLINOIS Franchise Division Office of Attorney General 500 South Second Street Springfield, IL 62706 (217) 782-4465		**ILLINOIS** Franchise Division Office of the Attorney General 500 South Second Street Springfield, Illinois 62706
INDIANA Franchise Division Office of Secretary of State 302 W. Washington St., Rm. E111 Indianapolis, IN 46204 (317) 232-6681		**INDIANA** Franchise Division Office of Secretary of State 302 West Washington St., Room E111 Indianapolis, Indiana 46204
MARYLAND Office of the Attorney General Division of Securities 200 St Paul Place Baltimore, Maryland21202-2020 (410) 576-6360		**MARYLAND** Maryland Securities Commissioner 200 Saint Paul Place Baltimore, MD 21202-2020
MICHIGAN Consumer Protection Division Franchise Section PO Box 30213 Lansing MI 48909 517-373-7117		

MINNESOTA Minnesota Department of Commerce 85 7th Place East, Suite 500 St. Paul, MN 55101-2198 (651) 296-4026	
NORTH DAKOTA Franchise Division North Dakota Securities Department 600 East Boulevard - 5th Floor Bismarck, ND 58505 (701) 328-2910	**NORTH DAKOTA** Franchise Division North Dakota Securities Department 600 East Boulevard - 5th Floor Bismarck, ND 58505
NEW YORK Franchise & Securities Division State Department of Law 120 Broadway 23rd Floor New York NY 10271 (212) 416-8211	**NEW YORK** New York Secretary of State 41 State Street Albany, NY 12231
RHODE ISLAND Department of Business Regulation Division of Securities John O. Pastore Facility Office Complex 1511 Pontiac Avenue, Bldg. 69-1 Cranston, RI 02910 (401) 222-3048	**RHODE ISLAND** State of Rhode Island and Providence Plantations Department of Business Regulation Securities Division John O. Pastore Facility Office Complex 1511 Pontiac Avenue, Bldg. 69-1 Cranston, RI 02910
SOUTH DAKOTA Department of Labor and Regulation Division of Securities 445 East Capitol Ave. Pierre, SD 57501	**SOUTH DAKOTA** Department of Labor and Regulation Division of Securities 445 East Capitol Ave. Pierre, SD 57501

(605) 773-4823		
VIRGINIA Clerk of State Corporation Commission Division of Securities and Retail Franchising 1300 E. Main St. 9th Floor Richmond, VA 23219 (804) 371-9051		**VIRGINIA** Clerk of State Corporation Commission 1300 E. Main St. 9th Floor Richmond, VA 23219
WASHINGTON The Department of Financial Institutions Securities Division P.O. Box 9033 Olympia, WA 98507-9033 (360) 902-8760		**WASHINGTON** The Department of Financial Institutions Securities Division 150 Israel Road, SW Tumwater, WA 98507-9033
WISCONSIN Department of Financial Institutions Division of Securities 345 West Washington Ave., 4th Floor Madison, WI 53703 (608) 266-3364		**WISCONSIN** Department of Financial Institutions 345 West Washington Ave., 4th Floor Madison, WI 53703
FLORIDA State Department of Agriculture and Consumer Services P.O. Box 6700 Tallahassee, FL 32314-6700 850-410-3754		
OREGON Corporate Securities Section		

Dept. of Insurance & Finance Labor & Industries Bldg. Salem, or 97310 (503) 378-4387		
TEXAS Secretary of State P.O. Box 12887 Austin, TX 78711-2887 (512) 463-5701		
CANADA Director of Franchises Alberta Securities Commission Agency 21st Floor 10025 Jasper Avenue Edmonton, Alberta T5J 3Z5		

EXHIBIT C TO THE DISCLOSURE DOCUMENT

OPERATIONS MANUAL TABLE OF CONTENTS

Operations Manual Guidelines

EPIC
HYBRID TRAINING

Confidential

Table of Contents

EXHIBIT D TO THE DISCLOSURE DOCUMENT

FINANCIAL STATEMENTS

EPIC GLOBAL FRANCHISING, LLC.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
5901 SW 74 STREET, SUITE 300
SOUTH MIAMI, FLORIDA 33143
TEL. (305) 669-4170
FAX (305) 669-4173

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Epic Global Franchising, LLC.

Report on the Financial Statements

We have audited the accompanying financial statements of Epic Global Franchising, LLC., which comprise the balance sheet as of December 31, 2016 and the related statements of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Global Franchising, LLC., as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
February 9, 2017

EPIC GLOBAL FRANCHISING, LLC.

Balance Sheet

December 31, 2016

Assets	
Cash	$ 55,505
Total assets	$ 55,505
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	55,505
Total Members' Equity	55,505
Total Liabilities and Members' Equity	$ 55,505

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Statement of Operations and Member's Equity

For the Year Ended December 31, 2016

Revenues:	
Franchise sales	$ 37,500
Other revenue	10,078
	47,578
Expenses:	
Marketing, franchise fees and operating costs	45,770
Bank fees	134
Office and other expenses	1,263
Utilities	602
Professional fees	5,000
Total expenses	52,769
Net loss	(5,191)
Contributions	60,696
Member's Equity, beginning of period	-
Member's Equity, end of period	$ 55,505

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (5,191)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	-
(Increase) decrease in assets:	
Other assets	-
Accounts receivable	-
Increase (decrease) in liabilities:	
Accounts payable and deferred revenue	-
Net cash used by operating activities	(5,191)
Cash flows from investing activities:	
Fixed asset dispositions, net	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Contributions	60,696
Net cash provided by financing activities	60,696
Net increase in cash and cash equivalents	55,505
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 55,505
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Notes to Financial Statements

December 31, 2016

1. ***Summary of Significant Accounting Policies***

Epic Global Franchising, LLC. ("Company") was formed in the State of Florida in August of 2015. The principal purpose of the Company is to offer and sell franchises that provide a total body training program for individuals of any fitness level following the Epic Hybrid Training method(s).

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment will be stated at cost. Depreciation will be computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation will be computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

c) ***Franchise Revenues***

Income will principally be comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards No. 45, which requires that franchise fees from area franchise sales be recognized, net of an allowance for uncollectible amounts, only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Generally, these services include training and support in approving franchisee's site selection.

1. ***Summary of Significant Accounting Policies*** ***- (Cont.)***

d) ***Accounts Receivable***

Trade accounts receivable will consist of amounts due for franchise sales, will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2016, a total of $0 in accounts were reserved.

e) ***Income Taxes***

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation for all its taxable years. A Limited Liability Corporation is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the member(s).

f) ***Cash Flows***

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) ***Pervasiveness of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ***Summary of Significant Accounting Policies*** – *(Cont.)*

h) ***Long-Lived Assets***

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) ***Concentration of Credit Risk***

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial stability.

2. ***Franchisee Supplies***

Franchisee may purchase some of their required inventory from the Company. Franchisee related inventory or supplies were not considered at the time of this audit.

3. ***Accounts Receivable***

At December 31, 2016 the company is owed $0 from the sale of franchises. Management reviews any outstanding balance to determine if balance is fully collectible.

4. ***Property and Equipment***

Property and equipment at December 31, 2016, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the period ended on December 31, 2016 amounted to $0.

5. ***Franchise Sales and Agreements***

The Company began selling franchises in February of 2016. During 2016 a total of (3) three franchises were sold.

The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support as well as the delivery of inventory needed for the operation of the Franchisees' outlets.

6. ***Member's Equity***

The Company is authorized to issue an unlimited number of membership units. Upon its creation, the Company issued units to the founding member as consideration for $54,198 in cash. During 2016 a total of $60,696 was contributed in cash by the members.

7. ***Subsequent Events***

Management has evaluated subsequent events through February 9, 2017, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Financial Statements

January 1, 2016

(With Independent Auditors' Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
5901 SW 74 STREET, SUITE 300
SOUTH MIAMI, FLORIDA 33143
TEL. (305) 669-4170
FAX (305) 669-4173

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Epic Global Franchising, LLC.

Report on the Financial Statements

We have audited the accompanying financial statements of Epic Global Franchising, LLC., which comprise the balance sheet as of January 1, 2016 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Global Franchising, LLC., as of January 1, 2016 in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
January 4, 2016

EPIC GLOBAL FRANCHISING, LLC.

Balance Sheet

January 1, 2016

Assets	
Cash	$ 54,198
Total assets	$ 54,198
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	54,198
Total Members' Equity	54,198
Total Liabilities and Members' Equity	$ 54,198

See accompanying notes to financial statements.

EPIC GLOBAL FRANCHISING, LLC.

Notes to Financial Statements

January 1, 2016

1. ***Summary of Significant Accounting Policies***

Epic Global Franchising, LLC. ("Company") was formed in the State of Florida in August of 2015. The principal purpose of the Company is to offer and sell franchises that provide a total body training program for individuals of any fitness level following the Epic Hybrid Training method(s).

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment will be stated at cost. Depreciation will be computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation will be computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

c) ***Franchise Revenues***

Income will principally be comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards No. 45, which requires that franchise fees from area franchise sales be recognized, net of an allowance for uncollectible amounts, only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Generally, these services include training and support in approving franchisee's site selection.

1. ***Summary of Significant Accounting Policies – (Cont.)***

d) *Accounts Receivable*

Trade accounts receivable will consist of amounts due for franchise sales, will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of January 1, 2016, a total of $0 in accounts were reserved.

e) *Income Taxes*

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation for all its taxable years. A Limited Liability Corporation is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the member(s).

f) *Cash Flows*

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) *Pervasiveness of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ***Summary of Significant Accounting Policies*** *- (Cont.)*

h) ***Long-Lived Assets***

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) ***Concentration of Credit Risk***

The Company maintains cash in checking accounts with federally insured banks.

2. ***Franchisee Supplies***

Franchisee may purchase some of their required inventory from the Company. The Company is scheduled to start offering franchises in January 2016. Franchisee related inventory or supplies were not considered at the time of this audit.

EPIC GLOBAL FRANCHISING, LLC.

Notes to Financial Statements

January 1, 2016

3. *Property and Equipment*

Property and equipment at January 1, 2016, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the period ended on January 1, 2016 amounted to $0.

4. *Franchise Sales and Agreements*

The Company is scheduled to start offering franchises in January of 2016. As of January 1, 2016, since the Company has not started selling franchises, no franchises have been recorded as sold.

The Company will enter into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

5. *Subsequent Events*

Management has evaluated subsequent events through January 4, 2016, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

EXHIBIT E TO THE DISCLOSURE DOCUMENT

LIST OF CURRENT AND TERMINATED FRANCHISEES

EXHIBIT E-1

FRANCHISEES
AS OF 12/31/2016

Brandon DuPont As of March 15, 2017
Phone-401.808.0863
200 Allens Ave. Unit 4A
Providence, Rhode Island 02903
email: Brandon@epichybridtraining.com

Karlee Whipple
Phone- 530.927.9126
620 South Miami Avenue
Miami, FL 33130
email: karlee@epichybridtraining.com

Peter Jones
Phone- 914.588.4889
298 Tarrytown Rd
White Plains, NY 10607
email: Peter@epicwestchester.com

EXHIBIT E-2

BUSINESSES NOT YET OPEN
AS OF 12/31/2016

Teddy Hysuing
Phone: 347.556.8498
EPIC SAN FRANCISCO (2016)

Matthen Sonak
Phone: 203.645.7110
EPIC SONO (South Norwalk, CT)

David Fuller
Phone: +1 (202) 828-9666
EPIC DC (2017)

EXHIBIT E-3

FORMER FRANCHISEES

NONE

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT F

FRANCHISEE DISCLOSURE QUESTIONNAIRE

As you know, EPIC Global Franchising, LLC and you are preparing to enter into a Franchise Agreement for the operation of a Franchised EPIC Hybrid Training™ Facility. In this Franchisee Disclosure Questionnaire, EPIC Global Franchising, LLC, will be referred to as "we" or "us." The purpose of this Questionnaire is to determine whether any statements or promises were made to you that we did not authorize and that may be untrue, inaccurate or misleading. Please review each of the following questions carefully and provide honest and complete responses to each question.

1. Have you received and personally reviewed EPIC Global Franchising, LLC Franchise Agreement and each exhibit, addendum and schedule attached to it?
   Yes ___ No ___

2. Do you understand all of the information contained in the Franchise Agreement and each exhibit and schedule attached to it?
   Yes ___ No ___

   If "No", what parts of the Franchise Agreement do you not understand? (Attach additional pages, if necessary.)

   ____

   ____

   ____

3. Have you received and personally reviewed our Disclosure Document we provided to you?
   Yes ___ No ___

4. Do you understand all of the information contained in the Disclosure Document?
   Yes ___ No ___

   If "No", what parts of the Disclosure Document do you not understand? (Attach additional pages, if necessary.)

   ____

   ____

   ____

5. Have you discussed the benefits and risks of operating the Franchised EPIC Hybrid Training™ Facility with an attorney, accountant or other professional advisor and do you understand those risks?
Yes ___ No ___

6. Do you understand that the success or failure of your business will depend in large part upon your skills and abilities, competition from other businesses, interest rates, inflation, labor and supply costs, lease terms and other economic and business factors?
Yes ___ No ___

7. Has any employee, company officer, sales broker/agent or other person speaking on our behalf of EPIC Hybrid Training™ Facilities made any statement or promise concerning the revenues, profits or operating costs of the Franchised EPIC Hybrid Training™ Facility that we or our franchisees operate?
Yes ___ No ___

8. Has any employee, company officer, sales broker/agent or other person speaking on our behalf of EPIC Hybrid Training™ Facility made any statement or promise concerning a Franchised EPIC Hybrid Training™ Facility that is contrary to, or different from, the information contained in the Disclosure Document?
Yes ___ No ___

9. Has any employee, company officer, sales broker/agent or other person speaking on our behalf of EPIC Hybrid Training™ Facility made any statement or promise concerning the likelihood of success that you should or might expect to achieve from operating a Franchised EPIC Hybrid Training™ Facility?
Yes ___ No ___

10. Has any employee, company officer, sales broker/agent or other person speaking on our behalf of EPIC Hybrid Training™ Facility made any statement, promise, "side deals" or agreement concerning the advertising, marketing, training, support service or assistance that we will furnish to you that is contrary to, or different from, the information contained in the Disclosure Document?
Yes ___ No ___

11. If you have answered "Yes" to any of questions 7 through 10, please provide a full explanation of your answer in the following blank lines. (Attach additional pages, if necessary, and refer to them below.) If you have answered "No" to each of these questions, please leave the following lines blank.

____

____

12. Do you understand that in all dealings with you, our officers, directors, employees and agents act only in a representative capacity and not in an individual capacity and that all franchise operational and contractual dealings are solely between you and EPIC Global Franchising, LLC™?
Yes ___ No ___

You understand and acknowledge that your answers are important to us and that we will rely on them and, by signing this Franchisee Disclosure Questionnaire, you are representing that you have responded truthfully to the above questions.

____
Name of Franchisee/Applicant

Date: ______________________, 20____

____
Signature

EXHIBIT G

MULTI-STATE ADDENDA

ADDENDUM TO THE DISCLOSURE DOCUMENT AND FRANCHISE AGREEMENT

This Addendum to the Franchise Agreement is agreed to this ___ day of _________, 20___, is by and between Epic Global Franchising, LLC, a Florida Limited Liability Company and ___________________ _____________.

FOR THE STATE OF CALIFORNIA

THE CALIFORNIA FRANCHISE INVESTMENT LAW REQUIRES THAT A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE BE DELIVERED TOGETHER WITH THE DISCLOSURE DOCUMENT.

California Business and Professions Code Sections 20000 through 20043 provide rights to the franchisee concerning termination or non-renewal of a franchise. If the franchise agreement contains a provision that is inconsistent with the law, the law will control.

i. The franchise agreement provides for termination upon bankruptcy. This provision may not be enforceable under federal bankruptcy law (11 U.S.C.A. Sec. 101 et seq.).

ii. The franchise agreement contains a covenant not to compete which extends beyond the termination of the franchise. This provision may not be enforceable under California law.

iii. The franchise agreement contains a liquidated damages clause. Under California Civil Code Section 1671, certain liquidated damages clauses are unenforceable.

iv. The franchise agreement requires binding arbitration. The arbitration will occur at (indicate sites) with the costs being borne by (explanation).

v. Prospective franchisees are encouraged to consult private legal counsel to determine the applicability of California and federal laws (such as Business and Professions Code Section 20040.5, Code of Civil Procedure Section 1281, and the Federal Arbitration Act) to any provisions of a franchise agreement restricting venue to a forum outside the State of California.

vi. The franchise agreement requires application of the laws of (indicate jurisdiction). This provision may not be enforceable under California law.

vii. Neither the franchisor nor any person or franchise broker in Item 2 of the disclosure document is subject to any currently effective order of any national securities association or national securities exchange, as defined in the Securities Exchange Act of 1934, 15 U.S.C.A. 78a et seq., suspending or expelling such persons from membership in such association or exchange.

viii. As of January 1, 2008, California Corporations Code Section 31119 requires that the disclosure document, together with all proposed agreements relating to the sale of the franchise, be delivered to prospective franchisees at least 14 days prior to execution by the

prospective franchisee of any binding franchise or other agreement, or at least 14 days prior to the receipt of any consideration, whichever occurs first.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE STATE OF HAWAII

The following provisions will supersede and apply to all franchises offered and sold in the State of Hawaii:

1. The following list reflects the status of our franchise registrations in the states that have franchise registration and/or disclosure laws:

   - This proposed registration is not yet on file with any other states.
   - There are no states that have refused, by order or otherwise, to register these franchises.
   - There are no states that have revoked or suspended the right to offer these franchises.

2. The Franchise Agreement has been amended as follows:

   - The Hawaii Franchise Investment Law provides rights to the franchisee concerning non-renewal, termination and transfer of the Franchise Agreement. If the Franchise Agreement contains a provision that is inconsistent with the Hawaii Franchise Investment Law, the Hawaii Franchise Investment Law will control.
   - The releases required under our Franchise Agreement shall exclude claims arising under the Hawaii Franchise Investment Law.
   - Our Franchise Agreement, which terminates the Franchise Agreement upon the bankruptcy of the franchisee, may not be enforceable under federal bankruptcy law (11 U.S.C. Section 101, *et seq.*).

3. The Receipt Pages are amended to add the following:

   - THIS FRANCHISE WILL BE/HAS BEEN FILED UNDER THE FRANCHISE INVESTMENT LAW OF THE STATE OF HAWAII. FILING DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION OR ENDORSEMENT BY THE DIRECTOR OF COMMERCE AND CONSUMER AFFAIRS OR A FINDING BY THE DIRECTOR OF COMMERCE AND CONSUMER AFFAIRS THAT THE INFORMATION PROVIDED HEREIN IS TRUE, COMPLETE AND NOT MISLEADING.
   - THE FRANCHISE INVESTMENT LAW MAKES IT UNLAWFUL TO OFFER OR SELL ANY FRANCHISE IN THIS STATE WITHOUT FIRST PROVIDING TO THE PROSPECTIVE FRANCHISEE, OR SUB-FRANCHISOR, AT LEAST SEVEN DAYS PRIOR TO THE EXECUTION BY THE PROSPECTIVE FRANCHISEE, OF ANY BINDING FRANCHISE OR OTHER AGREEMENT, OR AT LEAST SEVEN DAYS PRIOR TO THE PAYMENT OF ANY CONSIDERATION BY THE FRANCHISEE, OR SUB-FRANCHISOR, WHICHEVER OCCURS FIRST, A COPY OF THE DISCLOSURE DOCUMENT, TOGETHER WITH A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE.

- THIS DISCLOSURE DOCUMENT CONTAINS A SUMMARY ONLY OF CERTAIN MATERIAL PROVISIONS OF THE FRANCHISE AGREEMENT AND THE CONTRACT OR AGREEMENT SHOULD BE REFERRED TO FOR A STATEMENT OF ALL RIGHTS, CONDITIONS, RESTRICTIONS AND OBLIGATIONS OF BOTH THE FRANCHISOR AND THE FRANCHISEE.

FOR THE STATE OF ILLINOIS

Any and all sections of the Epic Global Franchising, LLC, disclosure document and Franchise Agreement that are not in compliance with the Illinois Deceptive Franchise Practices Act, 815 ILCS 510, et, seq., and the Illinois Franchise Disclosure Act, 815 ILCS 705, et. seq., including but not limited to the Florida choice of law and venue provisions, are hereby amended to be in compliance and superseded by said Illinois laws.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE STATE OF MARYLAND

1. ITEM 17 is amended to add the following sentence:

The general release required as a condition of renewal, sale and/or assignment/transfer shall not apply to any liability under the Maryland Franchise Registration and Disclosure Law.

2. ITEM 17 is amended to add the following sentence:

The provision in the Franchise Agreement which provides for termination upon bankruptcy of the franchisee may not be enforceable under federal bankruptcy law (11 U.S.C. Section 101 et seq.).

3. ITEM 17 is amended to add the following sentence:

The general release required as a condition of renewal, sale and/or assignment/transfer shall not apply to any liability under the Maryland Franchise Registration and Disclosure Law.

4. ITEM 17 is amended to replace the existing Summary language with the following sentence:

A franchisee may sue in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law within 3 years after the grant of the franchise. All other claims and those claims that must be submitted to arbitration must be filed in the courts where the Franchisor's principal business address is located at the time of the filing of the action.

5. Each provision of this Addendum shall be effective only to the extent that the jurisdictional requirements of the Maryland Franchise Registration and Disclosure Law applicable to the provisions are met independently of this Addendum. To the extent this Addendum shall be deemed to be inconsistent with any terms or conditions of said Franchise Agreement or exhibits or attachments thereto, the terms of this Addendum shall govern.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

NOTICE FOR PROSPECTIVE FRANCHISEES REQUIRED BY THE STATE OF MICHIGAN

THE STATE OF MICHIGAN PROHIBITS CERTAIN UNFAIR PROVISIONS THAT ARE SOMETIMES IN FRANCHISE DOCUMENTS. IF ANY OF THE FOLLOWING PROVISIONS ARE IN THESE FRANCHISE DOCUMENTS, THE PROVISIONS ARE VOID AND CANNOT BE ENFORCED AGAINST YOU.

No person identified in the disclosure document:

(i) Has been convicted of a felony or pleaded nolo contendere to a felony charge, or held liable or enjoined in a civil action by final judgment if the felony or civil action involved fraud, embezzlement, fraudulent conversion, or misappropriation of property.

(ii) Is subject to a currently effective order of the United States securities and exchange commission or the securities administrator of a state denying registration of, or barring or suspending the registration or license of, the person as a securities broker, dealer, securities agent, or registered representative or investment advisor or is subject to a currently effective order of a national securities association or national securities exchange, as defined in the securities exchange act of 1934, suspending or expelling the person from membership in the association or exchange.

(iii) Is subject to a currently effective order or ruling of the federal trade commission.

(iv) Is subject to a currently effective injunctive or restrictive order relating to business activity as a result of an action brought by a public agency or department, including, without limitation, actions affecting a license as a real estate broker or salesperson. The statement shall set forth the court, date of conviction or judgment, the penalty imposed or damages assessed, or the date, nature, and issuer of the order.

Each of the following provisions is void and unenforceable if contained in any documents involving a Franchise:

(a) A prohibition on your right to join an association of franchisees.
(b) A requirement that you assent to a release, assignment, novation, waiver, or estoppel that deprives you of rights and protections provided in the Michigan Franchise Investment Law. This will not preclude you, after entering into a Franchise Agreement, from settling any claims.
(c) A provision that permits us to terminate a Franchise before the expiration of its term except for good cause. Good cause includes your failure to comply with any lawful provision of the Franchise Agreement and to cure any failure after being given written notice of that failure and a reasonable opportunity, which need not be more than 30 days, to cure the failure.
(d) A provision that permits us to refuse to renew your Franchise without fairly compensating you by repurchase or other means for the fair market value of your inventory, supplies, equipment, fixtures and furnishings. Personalized materials that have no value to us and inventory, supplies, equipment, fixtures, and furnishings not reasonably required in the conduct of the Franchised Business are not subject to compensation. This subsection applies only if: (i) the term of the Franchise is less than 5 years; and (ii) you are prohibited by the Franchise Agreement or other agreement from continuing to conduct substantially the same business under another trademark, service mark, trade name, logotype, advertising or other commercial symbol in the same area after the end of the franchise or you do not receive at least 6 months' advance written notice of our intent not to renew the Franchise.

(e) A provision that permits us to refuse to renew your Franchise on terms generally available to other franchisees of the same class or type under similar circumstances. This section does not require a renewal provision.
(f) A provision requiring arbitration or litigation be conducted outside this state. This will not preclude you from entering into an agreement when the dispute arises, to conduct arbitration at a location outside this state.
(g) A provision that permits us to refuse to permit a transfer of ownership of your Franchise, except for good cause. This subsection does not prevent us from exercising a right of first refusal to purchase your franchise. Good cause includes:
(i) The failure of the proposed transferee to meet our then current reasonable qualifications or standards.
(ii) The fact that the proposed transferee is our competitor.
(iii) The unwillingness of the proposed transferee to agree in writing to comply with all lawful obligations.
(iv) Your failure or the proposed transferee's failure to pay any sums owing to us or to cure any default in the Franchise Agreement existing when the transfer is proposed.
(h) A provision that requires you to resell to us items that are not uniquely identified with us. This subsection does not prohibit a provision that grants to us a right of first refusal to purchase the assets of your Franchise on the same terms as a bona fide third party willing and able to purchase those assets. This subsection does not prohibit a provision that grants us the right to acquire the assets of your Franchise for the market or appraised value of the assets if you have breached the lawful provisions of the Franchise Agreement and have failed to cure the breach in the manner provided in subsection (c).
(i) A provision that permits us to directly or indirectly convey, assign, or otherwise transfer our obligations to fulfill contractual obligations to you unless provision has been made for providing the required contractual services.

THE FACT THAT THERE IS A NOTICE OF THIS OFFERING ON FILE WITH THE ATTORNEY GENERAL DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION, OR ENDORSEMENT BY THE ATTORNEY GENERAL.

Any questions regarding the notice should be directed to Consumer Protection Division, Antitrust and Franchise Unit, Michigan Department of Attorney General, 670 Law Building, Lansing, Michigan 48913 (517) 373-7117.

FOR THE STATE OF MINNESOTA

- Minn. Stat. § 80C.21 and Minn. Rule 2860.4400(J) prohibit the franchiser from requiring litigation to be conducted outside Minnesota, requiring waiver of a jury trial, or requiring the franchisee to consent to liquidated damages, termination penalties or judgment notes. In addition, nothing in the Franchise Disclosure Document or agreement(s) can abrogate or reduce (1) any of the franchisee's rights as provided for in Minn. Stat. Chapter 80C or (2) franchisee's rights to any procedure, forum, or remedies provided for by the laws of the jurisdiction.
- With respect to franchises governed by Minnesota law, the franchiser will comply with Minn. Stat. § 80C.14 Subd. 3-5, which require (except in certain specified cases):
    - that a franchisee be given 90 days' notice of termination (with 60 days to cure) and 180 days' notice for non-renewal of the franchise agreement and
    - that consent to the transfer of the franchise will not be unreasonably withheld.
- Minnesota considers it unfair to not protect the franchisee's right to use the trademarks. Refer to Minn. Stat. § 80C.12 Subd. 1(G). The franchiser will protect the franchisee's rights to use the trademarks, service marks, trade names, logotypes, or other commercial symbols or indemnify the

franchisee from any loss, costs, or expenses arising out of any claim, suit, or demand regarding the use of the name.

- Minn. Rules 2860.4400(D) prohibits a franchisor from requiring a franchisee to assent to a general release.
- The franchisee cannot consent to the franchisor obtaining injunctive relief. The franchisor may seek injunctive relief. See Minn. Rules 2860.4400 (J) also, a court will determine if a bond is required.
- The Limitations of Claims section must comply with Minn. Stat. § 80C.17 Subd. 5.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE STATE OF NEW YORK

1. The following information is added to the cover page of the Franchise Disclosure Document:

INFORMATION COMPARING FRANCHISORS IS AVAILABLE. CALL THE STATE ADMINISTRATORS LISTED IN EXHIBIT A OR YOUR PUBLIC LIBRARY FOR SOURCES OF INFORMATION. REGISTRATION OF THIS FRANCHISE BY NEW YORK STATE DOES NOT MEAN THAT NEW YORK STATE RECOMMENDS IT OR HAS VERIFIED THE INFORMATION IN THIS FRANCHISE DISCLOSURE DOCUMENT. IF YOU LEARN THAT ANYTHING IN THE FRANCHISE DISCLOSURE DOCUMENT IS UNTRUE, CONTACT THE FEDERAL TRADE COMMISSION AND NEW YORK STATE DEPARTMENT OF LAW, BUREAU OF INVESTOR PROTECTION AND SECURITIES, 120 BROADWAY, 23RD FLOOR, NEW YORK, NEW YORK 10271. THE FRANCHISOR MAY, IF IT CHOOSES, NEGOTIATE WITH YOU ABOUT ITEMS COVERED IN THE FRANCHISE DISCLOSURE DOCUMENT. HOWEVER, THE FRANCHISOR CANNOT USE THE NEGOTIATING PROCESS TO PREVAIL UPON A PROSPECTIVE FRANCHISEE TO ACCEPT TERMS WHICH ARE LESS FAVORABLE THAN THOSE SET FORTH IN THIS FRANCHISE DISCLOSURE DOCUMENT.

2. The following is added at the end of Item 3:

Except as provided above, with regard to the franchisor, its predecessor, a person identified in Item 2, or an affiliate offering franchises under the franchisor's principal trademark:

A. No such party has an administrative, criminal or civil action pending against that person alleging: a felony, a violation of a franchise, antitrust, or securities law, fraud, embezzlement, fraudulent conversion, misappropriation of property, unfair or deceptive practices, or comparable civil or misdemeanor allegations.

B. No such party has pending actions, other than routine litigation incidental to the business, which are significant in the context of the number of franchisees and the size, nature or financial condition of the franchise system or its business operations.

C. No such party has been convicted of a felony or pleaded nolo contendere to a felony charge or, within the 10 year period immediately preceding the application for registration, has been convicted of or pleaded nolo contendere to a misdemeanor charge or has been the subject of a civil action alleging: violation of a franchise, antifraud, or securities law; fraud; embezzlement; fraudulent conversion or misappropriation of property; or unfair or deceptive practices or comparable allegations.

D. No such party is subject to a currently effective injunctive or restrictive order or decree relating to the franchise, or under a Federal, State, or Canadian franchise, securities, antitrust, trade regulation or trade practice law, resulting from a concluded or pending action or proceeding

brought by a public agency; or is subject to any currently effective order of any national securities association or national securities exchange, as defined in the Securities and Exchange Act of 1934, suspending or expelling such person from membership in such association or exchange; or is subject to a currently effective injunctive or restrictive order relating to any other business activity as a result of an action brought by a public agency or department, including, without limitation, actions affecting a license as a real estate broker or sales agent.

3. The following is added to the end of Item 4:

Neither the franchisor, its affiliate, its predecessor, officers, or general partner during the 10-year period immediately before the date of the offering circular: (a) filed as debtor (or had filed against it) a petition to start an action under the U.S. Bankruptcy Code; (b) obtained a discharge of its debts under the bankruptcy code; or (c) was a principal officer of a company or a general partner in a partnership that either filed as a debtor (or had filed against it) a petition to start an action under the U.S. Bankruptcy Code or that obtained a discharge of its debts under the U.S. Bankruptcy Code during or within 1 year after that officer or general partner of the franchisor held this position in the company or partnership.

4. The following is added to the end of Item 5:

The initial franchise fee constitutes part of our general operating funds and will be used as such in our discretion.

5. The following is added to the end of the "Summary" sections of Item 17,
Concerning requirements for franchisee to renew or extend and conditions for franchisor approval of transfer:

However, to the extent required by applicable law, all rights you enjoy and any causes of action arising in your favor from the provisions of Article 33 of the General Business Law of the State of New York and the regulations issued thereunder shall remain in force; it being the intent of this proviso that the non-waiver provisions of General Business Law Sections 687.4 and 687.5 be satisfied.

6. The following language replaces the "Summary" section of Item 17 concerning termination by franchisee:

You may terminate the agreement on any grounds available by law.

7. The following is added to the end of Item 17, with respect to assignment of contract by franchisor:

However, no assignment will be made except to an assignee who in good faith and judgment of the franchisor, is willing and financially able to assume the franchisor's obligations under the Franchise Agreement.

8. The following is added to the end of Item 17 with respect to choice of law and forum:

The foregoing choice of law should not be considered a waiver of any right conferred upon the franchisor or upon the franchisee by Article 33 of the General Business Law of the State of New York.

FOR THE STATE OF NORTH DAKOTA

1. ITEM 17 is amended to delete the requirement that you must sign and deliver to us a general release in our favor as part of the renewal of the franchise.

2. ITEM 17 is amended to delete the requirement that you must sign and deliver to us a general release in our favor as part of the transfer of the franchise.

3. ITEM 17 is amended is provide that the site of mediation, arbitration or litigation be agreeable to all parties.

4. ITEM 17 is amended to state that any litigation or arbitration proceeding begun for the purpose of enforcing the Franchise Agreement will be filed in the courts and arbitration board located in the State of North Dakota.

5. ITEM 17 is amended to change the governing law from Florida to North Dakota.

6. The restrictive covenants contained in this disclosure are subject to NDCC Section 9-08-06.

7. No North Dakota franchisee is required to consent to liquidated damages or termination penalties.

8. No North Dakota Franchisee is required to consent to the waiver of a trial by jury.

9. No North Dakota Franchisee is required to consent to a waiver of exemplary and punitive damage.

10. The statute of limitations under North Dakota law applies to all North Dakota franchisees regardless of the language of the Franchise Agreement.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE STATE OF RHODE ISLAND

ITEM 17 is amended to add the following sentence:

§ 19-28.1-14 of the Rhode Island Franchise Investment Act provides that a provision in a Franchise Agreement restricting jurisdiction or venue to a forum outside this state or requiring the application of the laws of another state is void as to a claim otherwise enforceable under this Act.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE COMMONWEALTH OF VIRGINIA

1. Section 16, which terminates the Franchise Agreement upon the bankruptcy of Franchisee, may not be enforceable under federal bankruptcy law (11 U.S.C. Section 101, *et seq.*).

2. Section 16 of the Franchise Agreement will not be applicable to the Franchise Agreement signed by A Virginia franchisee entering into the attached agreement.

3. ITEM 17 is amended to read as follows:

Under Section 13.1-564 of the Virginia Retail Franchising Act, it is unlawful for us to cancel a Franchise without reasonable cause. If any ground for default or termination stated in the Franchise agreement,

Development Agreement or Area Representative Agreement does not constitute "reasonable cause" as that term may be defined in the Virginia Retail Franchising Act or the laws of Virginia, that provision may not be enforceable.

4. ITEM 17(x) is amended to read as follows:

Virginia law applies.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

FOR THE STATE OF WASHINGTON

The state of Washington has a statute, RCW 19.100.180 which may supersede the franchise agreement in your relationship with the franchisor including the areas of termination and renewal of your franchise. There may also be court decisions which may supersede the franchise agreement in your relationship with the franchisor including the areas of termination and renewal of your franchise.

In any arbitration involving a franchise purchased in Washington, the arbitration site shall be either in the state of Washington, or in a place mutually agreed upon at the time of the arbitration, or as determined by the arbitrator. In the event of a conflict of laws, the provisions of the Washington Franchise Investment Protection Act, Chapter 19.100 RCW shall prevail.

A release or waiver of rights executed by a franchisee shall not include rights under the Washington Franchise Investment Protection Act except when executed pursuant to a negotiated settlement after the agreement is in effect and where the parties are represented by independent counsel. Provisions such as those which unreasonably restrict or limit the statute of limitations period for claims under the Act, rights or remedies under the Act such as a right to a jury trial may not be enforceable.
Transfer fees are collectable to the extent that they reflect the franchisor's reasonable estimated or actual costs in effecting a transfer.

FOR THE STATE OF WISCONSIN

1. The Wisconsin Fair Dealership Law Title XIV-A Ch. 135, Sec. 135.01-135.07 shall supersede any conflicting terms of the Franchise Agreement.

2. This provision of this Addendum shall be effective only to the extent that the jurisdictional requirements of the Wisconsin Fair Dealership Law applicable to the provisions are met independently of this Addendum. To the extent this Addendum shall be deemed to be inconsistent with any terms or conditions of said Franchise Agreement or exhibits or attachments thereto, the terms of this Addendum shall govern.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Addendum, and understands and consents to be bound by all of its terms.

Epic Global Franchising, LLC:	Franchisee:______________________________
By: ___________________________________	By: ___________________________________
Title:__________________________________	Title: _________________________________

EXHIBIT H

RECEIPTS

(Your Copy)

This disclosure document summarizes certain provisions of the franchise agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If EPIC Global Franchising, LLC offers you a franchise, it must provide this disclosure document to you 14 calendar days before you sign a binding agreement with, or make a payment to, EPIC Global Franchising, LLC or an affiliate in connection with the proposed franchise sale.

If EPIC Global Franchising, LLC does not deliver this disclosure document on time or if contains a false or misleading statement, or a material omission, a violation of federal law and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C. 205850 and the appropriate state agency identified on Exhibit A.

The following are the names, principal business addresses, and telephone numbers of each franchise seller offering the franchise:
Alexander Nicholas, 620 South Miami Avenue. Miami, FL. 33130, 305-942-8821
Paul Buijs, 620 South Miami Ave, Miami, FL. 33130, 305-942-8821
Franchise Creator, 8725 NW 18th Terrace, Suite 306, Doral, FL. 33172, 305-592-9229

Date of Issuance: March 25, 2017

Our Agents for Service of Process are listed in Exhibit A.

I have received a Franchise Disclosure Document that included the following exhibits on the date listed below:

A LIST OF STATE AGENCIES/AGENTS FOR SERVICE OF PROCESS
B-1. FRANCHISE AGREEMENT (INCLUDING EXHIBITS 1 – 7)
B-2. REGIONAL AREA DEVELOPMENT
C. OPERATIONS MANUAL TABLE OF CONTENTS
D. FINANCIAL STATEMENTS
E. LIST OF CURRENT AND TERMINATED FRANCHISEES
F. FRANCHISEE DISCLOSURE QUESTIONNAIRE
G. MULTI-STATE ADDENDA TO THE DISCLOSURE DOCUMENT AND FRANCHISE AGREEMENT
H. RECEIPTS

Please sign and print your name below, date and return one copy of this receipt to EPIC Global Franchising, LLC, and keep the other for your records.

______________________________	______________________________
Date of Receipt	Print Name
______________________________	______________________________
(Name of corporation, Limited Liability Company) of __________________ (State)	Signature (Individually or as an officer, member or partner)

Please return to: Alexander Nicholas 620 South Miami Ave, Miami, FL. 33130, 305-942-8821

RECEIPTS
(OUR COPY)

This disclosure document summarizes certain provisions of the franchise agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If EPIC Global Franchising, LLC offers you a franchise, it must provide this disclosure document to you 14 calendar days before you sign a binding agreement with, or make a payment to, EPIC Global Franchising, LLC or an affiliate in connection with the proposed franchise sale.

If EPIC Global Franchising, LLC does not deliver this disclosure document on time or if contains a false or misleading statement, or a material omission, a violation of federal law and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C. 205850 and the appropriate state agency identified on Exhibit A.

The following are the names, principal business addresses, and telephone numbers of each franchise seller offering the franchise:
Alexander Nicholas, 620 South Miami Avenue. Miami, FL. 33130, 305-942-8821
Paul Buijs, 620 South Miami Ave, Miami, FL. 33130, 305-942-8821
Franchise Creator, 8725 NW 18th Terrace, Suite 306, Doral, FL. 33172, 305-592-9229

Date of Issuance: March 25, 2017

Our Agents for Service of Process are listed in Exhibit A.

I have received a Franchise Disclosure Document that included the following exhibits on the date listed below:

A LIST OF STATE AGENCIES/AGENTS FOR SERVICE OF PROCESS
B-1. FRANCHISE AGREEMENT (INCLUDING EXHIBITS 1 – 7)
B-2. REGIONAL AREA DEVELOPMENT
C. OPERATIONS MANUAL TABLE OF CONTENTS
D. FINANCIAL STATEMENTS
E. LIST OF CURRENT AND TERMINATED FRANCHISEES
F. FRANCHISEE DISCLOSURE QUESTIONNAIRE
G. MULTI-STATE ADDENDA TO THE DISCLOSURE DOCUMENT AND FRANCHISE AGREEMENT
H. RECEIPTS

Please sign and print your name below, date and return one copy of this receipt to EPIC Global Franchising, LLC, and keep the other for your records.

________________________ ________________________
Date of Receipt Print Name

________________________ ________________________

(Name of corporation, Limited Liability Company)   Signature (Individually or as an officer, member or partner)
of __________________ (State)

Please return to: Alexander Nicholas 620 South Miami Ave, Miami, FL. 33130, 305-942-8821